                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-88119

PROSPECTUS
EXCHANGE OFFER FOR $100.0 MILLION
9 1/2% SENIOR NOTES DUE 2004 OF

                                     [LOGO]

                          TERMS OF THE EXCHANGE OFFER

- We are offering to exchange the notes that we sold in a private offering for new registered exchange notes.

- The exchange offer expires 5:00 p.m., New York City time, December 2, 1999, unless extended.

- Tenders of outstanding notes may be withdrawn any time prior to the expiration of the exchange offer.

- All outstanding notes that are validly tendered and not validly withdrawn will be exchanged.

- We believe that the exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

- We will not receive any proceeds from the exchange offer.

- The terms of the notes to be issued are identical to the outstanding notes, except for the transfer restrictions and registration rights relating to the outstanding notes.

    WE ARE NOT MAKING AN OFFER TO EXCHANGE NOTES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

    INVESTING IN THE NOTES ISSUED IN THE EXCHANGE OFFER INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES TO BE DISTRIBUTED IN THE EXCHANGE OFFER, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                November 3, 1999

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      1

Risk Factors................................................      9

Forward-Looking Statements..................................     19

The Exchange Offer..........................................     20

Use of Proceeds.............................................     30

Selected Historical Consolidated Financial Data.............     31

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     33

Business....................................................     44

Management..................................................     59

Employment Agreements and Noncompetition Agreements.........     61

Incentive Awards to Our Employees...........................     63

Principal Stockholders......................................     66

Certain Transactions........................................     67

Description of Exchange Notes...............................     70

Description of Other Indebtedness...........................    108

United Stated Income Tax Considerations.....................    110

Plan of Distribution........................................    110

Legal Matters...............................................    111

Experts.....................................................    111

Where You Can Find Additional Information...................    111

Index to Consolidated Financial Statements..................    F-1

                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. THIS PROSPECTUS INCLUDES SPECIFIC TERMS OF THE NOTES WE ARE OFFERING, AS WELL AS INFORMATION REGARDING OUR BUSINESS AND DETAILED FINANCIAL DATA. WE ENCOURAGE YOU TO READ THIS PROSPECTUS IN ITS ENTIRETY.

                               THE EXCHANGE OFFER

    On August 24, 1999, we issued $100,000,000 aggregate principal amount of 9 1/2% Senior Notes due 2004 to Salomon Smith Barney Inc. and Donaldson,
Lufkin & Jenrette Securities Corporation in a private offering. These initial purchasers placed the notes with institutional investors in transactions exempt from the registration requirements of the Securities Act of 1933 pursuant to
Section 4(2) of, and Regulation S under, the Securities Act and applicable state securities laws.

EXCHANGE AND REGISTRATION RIGHTS AGREEMENT

    When we issued the initial notes, we entered into a Registration Rights Agreement in which we agreed to use our reasonable best efforts to complete an exchange offer for the initial notes on or prior to December 22, 1999.

THE EXCHANGE OFFER

    Under the terms of the exchange offer, you are entitled to exchange the initial notes for registered exchange notes with substantially identical terms. You should read the discussion under the heading "Description of the Exchange Notes" for further information regarding the exchange notes. As of this date, there are $100.0 million aggregate principal amount of the initial notes outstanding. The initial notes may be tendered only in integral multiples of $1,000.

RESALE OF EXCHANGE NOTES

    We believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

    - you are acquiring the exchange notes in the ordinary course of your business;

    - you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

    - you are not an "affiliate" of ours.

    If any of the foregoing are not true and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from the registration requirements of the Securities Act, you may incur liability under the Securities Act. We do not assume or indemnify you against that liability.

    If you are a broker-dealer and receive exchange notes for your own account in exchange for initial notes that you acquired as a result of market making or other trading activities, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act upon any resale of the exchange notes. A broker-dealer may use this prospectus in connection with an offer to resell, resale or other transfer of the exchange notes. We will take steps to ensure that the issuance of the exchange notes will comply with state securities or "blue sky" laws.

CONSEQUENCES OF FAILURE TO EXCHANGE INITIAL NOTES

    If you do not exchange your initial notes for exchange notes, subject to some exceptions, you will no longer be able to require us to register the initial notes under the Securities Act. In addition, you will not be able to offer or sell the initial notes unless:

    - they are registered under the Securities Act (and we will have no obligation to register them, except for some limited exceptions), or

    - you offer or sell them under an exemption from the requirements of, or in a transaction not subject to, the Securities Act.

EXPIRATION DATE

    The exchange offer will expire at 5:00 p.m., New York City time, on December 2, 1999 unless we decide to extend the expiration date.

INTEREST ON THE EXCHANGE NOTES

    The exchange notes will accrue interest at 9 1/2% per year, beginning on the last date we paid interest on the initial notes exchanged. We will pay interest on the exchange notes on February 15 and August 15 of each year.

CONDITIONS TO THE EXCHANGE OFFER

    We will proceed with the exchange offer, so long as:

    - the exchange offer does not violate any applicable law or applicable interpretation of law of the staff of the Securities and Exchange Commission;

    - no litigation materially impairs our ability to proceed with the exchange offer; and

    - we obtain all governmental approvals we deem necessary for the exchange offer.

PROCEDURES FOR TENDERING INITIAL NOTES

    If you wish to accept the exchange offer, you must:

    - complete, sign and date the letter of transmittal, or a facsimile of it, and

    - send the letter of transmittal and all other documents required by it, including the initial notes to be exchanged, to Firstar Bank, N.A., as exchange agent, at the address set forth on the cover page of the letter of transmittal. Alternatively, you can tender your initial notes by following the procedures for book-entry transfer, as described in this document.

GUARANTEED DELIVERY PROCEDURE

    If you wish to tender your initial notes and you cannot get your required documents to the exchange agent by the expiration date, you may tender your initial notes according to the guaranteed delivery procedure described under the heading "The Exchange Offer--Guaranteed Delivery Procedure."

WITHDRAWAL RIGHTS

    You may withdraw the tender of your initial notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address set forth herein under "The Exchange Offer--Exchange Agent" by 5:00 p.m., New York City time, on the expiration date.

ACCEPTANCE OF INITIAL NOTES AND DELIVERY OF EXCHANGE NOTES

    If all the conditions to the exchange offer are satisfied or waived, we will accept any and all initial notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. We will deliver the exchange notes promptly after the expiration date.

TAX CONSIDERATIONS

    We believe that the exchange of initial notes for exchange notes will not be a taxable exchange for federal income tax purposes. You should consult your tax adviser about the tax consequences of the exchange as they apply to your individual circumstances.

EXCHANGE AGENT

    Firstar Bank, N.A. is serving as exchange agent for the exchange offer.

FEES AND EXPENSES

    We will bear all expenses related to consummating the exchange offer and complying with the Registration Rights Agreement.

OUR COMMON STOCK OFFERING

    Simultaneously with the initial note offering, we converted our firm from partnership to corporate form and completed an initial public offering of 10,500,000 shares of our common stock at an initial public offering price of $14 per share. We received net proceeds of approximately $134.7 million in our common stock offering.

USE OF PROCEEDS

    We will not receive any cash proceeds from the issuance of the exchange notes. We used the proceeds from the sale of the initial notes to redeem some limited partnership and membership interests and to repay certain subordinated indebtedness as part of the reorganization of our firm from partnership to corporate form.

                              LABRANCHE & CO INC.

    Founded in 1924, our subsidiary, LaBranche & Co., is one of the oldest and largest specialist firms on the New York Stock Exchange. In 1998, the stocks for which we acted as specialist accounted for approximately 14.2% of the dollar volume of common stock traded on the NYSE, constituting one of the largest market shares among specialist firms. As of June 30, 1999, we acted as specialist in 280 common stock listings, including 47 of the S&P 500 and five of the 30 companies comprising the Dow Jones Industrial Average. Our five Dow stocks are AT&T, Chevron, Exxon, Merck and Minnesota Mining & Manufacturing.

PRINCIPAL EXECUTIVE OFFICE

    Our headquarters are located at One Exchange Plaza, New York, New York 10006 (telephone number (212) 820-0400).

                    REORGANIZATION AND RELATED TRANSACTIONS

    LaBranche & Co Inc. is a recently formed holding corporation, and our assets consist solely of our ownership interests in our two subsidiaries, LaBranche & Co. and LaB Investing Co. L.L.C. LaBranche & Co. is a limited partnership, and LaB Investing Co. L.L.C. is the general partner of LaBranche & Co. The reorganization of our firm from partnership to corporate form, as illustrated below, was effected through the transactions summarized below. All these transactions were completed simultaneously with the completion of our initial note offering and our common stock offering.

                                     [LOGO]

    - The members of LaB Investing Co. L.L.C. exchanged their membership interests in LaB Investing Co. L.L.C. for an aggregate of 34,816,334 shares of our common stock. In addition to receiving a portion of those shares, three members of LaB Investing Co. L.L.C. also received an aggregate of $9.0 million in cash as part of the exchange. We thus became the sole member of LaB Investing Co. L.L.C., and LaB Investing Co. L.L.C. continues to be the general partner of LaBranche & Co.

    - The limited partners of LaBranche & Co., other than Mill Bridge, Inc., exchanged their limited partnership interests in LaBranche & Co. for an aggregate of $66.2 million in cash, 558,666 shares of our common stock and subordinated indebtedness of $350,000.

    - Mill Bridge, Inc., a subsidiary of Van der Moolen Holding NV, received $90.0 million from us in exchange for its limited partnership interest in LaBranche & Co., including $74.0 million in cash and a note for $16.0 million. In addition, we repaid $5.0 million of subordinated debt to an affiliate of Van der Moolen.

    - As a result of the above transactions, we became the sole limited partner of LaBranche & Co., which continues to operate as a broker-dealer and a NYSE specialist firm.

    - We granted (1) options to purchase an aggregate of 1,200,000 shares of our common stock to our executive officers and (2) restricted stock units for 1,059,000 shares of our common stock to employees who are not managing directors, in each case under our Equity Incentive Plan.

RECENT DEVELOPMENTS

    On October 21, 1999 we announced financial results for the third quarter and nine months ended September 30, 1999. Pro forma revenues for the third quarter were $41.6 million, a 78% increase compared to pro forma revenues of $23.3 million in the third quarter of 1998. Pro forma net income for the quarter was $10.8 million, a significant increase over the pro forma $3.7 million recorded in the same quarter last year. The pro forma consolidated results give effect to our July 1998 acquisition of substantially all the assets of Fowler, Rosenau & Geary, LLC, our August 1999 reorganization from partnership to corporate form and related transactions and the application of the net proceeds from our August 1999 common stock offering and initial note offering, as if the transactions occurred at the beginning of the respective periods.

    Historical revenue and net income for the three and nine month periods of 1999 were $41.6 million and $7.2 million and $145.1 million and $13.5 million, respectively. Historical revenue and net income for the three and nine month periods of 1998 were $23.3 million and $0.7 million and $75.5 million and $1.9 million, respectively. Historical results reflect our reorganization from partnership to corporate form and related transactions and the application of the net proceeds from our common stock offering and initial note offering only for the period subsequent to August 23, 1999. In addition, the historical results for the nine months ended September 30, 1998 reflect our ownership and operation of the business formerly conducted by Fowler, Rosenau & Geary, LLC only for the period commencing with our acquisition of the business on July 1, 1998.

                         DESCRIPTION OF EXCHANGE NOTES

Securities Offered............  $100,000,000 principal amount of 9 1/2% Senior Notes due
                                2004.

Maturity......................  August 15, 2004.

Interest Payment Dates........  February 15 and August 15, commencing on February 15, 2000.

Sinking Fund..................  None.

Ranking.......................  The exchange notes are senior obligations of LaBranche & Co
                                Inc. and will rank equally with our existing and future
                                other unsecured senior indebtedness. They will rank senior in right of payment to all of our current and future
                                subordinated indebtedness for borrowed money, except secured indebtedness that expressly provides that it is senior to
                                the exchange notes.

                                We may issue additional senior indebtedness subject to
                                certain limitations. At June 30, 1999, on a pro forma basis, our total consolidated indebtedness would have been $162.5 million. For more details, see "Description of Exchange
                                Notes."

Optional Redemption...........  The exchange notes will be redeemable, at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the date of
                                redemption plus a make-whole premium, as described under
                                "Description of Exchange Notes--Optional Redemption."

Change of Control.............  If we sell substantially all of our assets or experience specific kinds of changes of control, we must offer to
                                repurchase the exchange notes at a price in cash equal to
                                101% of their principal amount, plus accrued and unpaid
                                interest, if any, to the date of purchase.

Covenants.....................  The exchange notes will be issued under an indenture with
                                Firstar Bank, N.A. The indenture contains certain covenants that, among other things, limits our ability to:

                                    - borrow money;
                                    - pay dividends on our stock or purchase our stock;
                                    - make investments in certain subsidiaries;
                                    - engage in transactions with stockholders and
                                      affiliates;
                                    - create liens on our assets; and
                                    - sell assets or engage in mergers and consolidations.

                                For more details, see "Description of Exchange
                                Notes--Certain Covenants."

Use of Proceeds...............  We will not receive any cash proceeds from the issuance of the exchange notes. We used the proceeds from the sale of
                                the initial notes to redeem some limited partnership and
                                membership interests and to repay certain subordinated
                                indebtedness as part of the reorganization of our firm from partnership to corporate form.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

    The summary historical consolidated financial data set forth below for the years ended December 31, 1996, 1997 and 1998 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. The summary historical consolidated financial data set forth below for the years ended December 31, 1994 and 1995 have been derived from our consolidated financial statements, audited by Arthur Andersen LLP, independent public accountants, which are not included elsewhere in this prospectus. The summary historical financial data set forth below for the six months ended
June 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements. In our opinion, such unaudited data include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of results to be expected for any future period. The summary historical consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

                                                                                                          Six Months
                                                             Year Ended December 31,                    Ended June 30,
                                               ----------------------------------------------------   -------------------
                                                 1994       1995       1996       1997       1998       1998       1999
                                               --------   --------   --------   --------   --------   --------   --------
                                                                   (In thousands, except Other Data)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Net gain on principal transactions.........  $23,406    $26,290    $37,113    $47,817    $ 95,048   $40,825    $ 78,666
  Commissions................................    5,995      7,736     10,180     15,186      26,576    10,412      17,885
  Other......................................      465      3,147      2,643      4,637       4,787       902       6,942
                                               -------    -------    -------    -------    --------   -------    --------
      Total revenues.........................  $29,866    $37,173    $49,936    $67,640    $126,411   $52,139    $103,493
                                               =======    =======    =======    =======    ========   =======    ========
Income before managing directors'
  compensation, limited partners' interest in
  earnings of subsidiary and unincorporated
  business taxes.............................  $20,725    $26,254    $32,783    $47,732    $ 91,635   $37,718    $ 79,349
                                               =======    =======    =======    =======    ========   =======    ========
OTHER DATA:
Number of our common stock listings..........      122        125        132        202         284       207         280
Total share volume on the NYSE of our
  specialist stocks (in billions)............      3.4        4.0        5.6       10.9        20.0       7.5        12.9
Total dollar volume on the NYSE of our
  specialist stocks (in billions)............  $ 112.3    $ 133.3    $ 201.4    $ 476.7    $  950.4   $ 326.6    $  657.8
NYSE average daily trading share volume (in
  millions)..................................    291.4      346.1      412.0      526.9       673.6     620.8       801.5
Ratio of earnings to fixed charges (A).......    26.10      32.83      20.02      10.69        9.04      9.27       13.90

------------------------

(A) For puposes of this ratio, earnings represent pre-tax income plus limited partners' interest in earnings of subsidiary and fixed charges. Fixed charges represent interest expensed and capitalized, as well as amortized premiums, discounts and capitalized expenses related to indebtedness.

    Historically, we have operated as a partnership and have distributed all of our income after unincorporated business taxes to our managing directors as compensation and to our partners. As of August 24, 1999, we reorganized our firm from partnership to corporate form and redeemed limited partnership and membership interests. As a corporation, we include payments to managing directors as part of compensation and benefits. Therefore, historical income before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated business taxes understates our expected operating costs after August 24, 1999. See "--Reorganization and Related Transactions" and "--Summary Pro Forma Consolidated Financial Data." As a partnership, we generally had not been subject to U.S. federal, state and local income taxes, apart from unincorporated business taxes. As a consequence of our reorganization to a corporation, we are subject to U.S. federal, state and local income taxes.

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

    The pro forma consolidated statement of operations data set forth below for the year ended December 31, 1998 and the six months ended June 30, 1999 give effect to (1) our July 1998 acquisition of substantially all of the assets of Fowler, Rosenau & Geary, LLC and (2) the reorganization of our firm from partnership to corporate form and the related transactions. The pro forma consolidated statement of operations for the six months ended June 30, 1999 and for the year ended December 31, 1998 presents our results as if the reorganization and related transactions had occurred on January 1, 1998. Additionally, the pro forma consolidated statement of operations for the year ended December 31, 1998 presents our results as if the acquisition of Fowler, Rosenau had occurred on January 1, 1998. The pro forma consolidated balance sheet data as of June 30, 1999 give further effect to (1) the reorganization and related transactions as if they occurred on June 30, 1999, (2) our initial note offering, (3) the application of the net proceeds of our initial note offering,
(4) the sale by us of 10,500,000 shares of common stock in our common stock offering, after deducting the underwriting discounts and offering expenses payable by us, and (5) the application of the net proceeds from our common stock offering. The pro forma consolidated financial information has been prepared by our management and is not necessarily indicative of the results that would have been achieved had the above-described transactions occurred on the dates indicated or that may be achieved in the future.

                                                    YEAR ENDED                  SIX MONTHS ENDED
                                                DECEMBER 31, 1998                JUNE 30, 1999
                                              ----------------------         ----------------------
                                              HISTORICAL   PRO FORMA         HISTORICAL   PRO FORMA
                                              ----------   ---------         ----------   ---------
                                                        (IN THOUSANDS, EXCEPT OTHER DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Net gain on principal transactions........   $ 95,048    $ 98,736           $ 78,666    $ 78,666
  Commissions...............................     26,576      33,963             17,885      17,885
  Other.....................................      4,787       5,151              6,942       6,942
                                               --------    --------           --------    --------
      Total revenues........................    126,411     137,850            103,493     103,493
                                               --------    --------           --------    --------

Expenses:
  Employee compensation and benefits........     13,921      40,445(A)          11,299      33,000(A)
  Lease of exchange memberships.............      6,568       7,064              4,165       4,165
  Interest..................................      3,577      14,535(B)           2,195       7,469(B)
  Exchange, clearing and brokerage fees.....      2,898       3,233              1,997       1,997
  Amortization of intangibles...............      2,526       6,863(C)(D)        1,693       3,431(D)
  Other operating expenses..................      5,286       6,281              2,795       2,795
                                               --------    --------           --------    --------
      Total operating expenses..............     34,776      78,421             24,144      52,857
                                               --------    --------           --------    --------
Income before managing directors'
  compensation, limited partners interest in
  earnings of subsidiary and provisions for
  income taxes..............................     91,635      59,429             79,349      50,636
Managing directors' compensation............     58,783          --(E)          48,214          --(E)
                                               --------    --------           --------    --------
Income before limited partners' interest in
  earnings of subsidiary and provision for
  income taxes..............................     32,852      59,429             31,135      50,636
Limited partners' interest in earnings of
  subsidiary................................     26,292          --(F)          21,054          --(F)
                                               --------    --------           --------    --------
Income before provision for income taxes....      6,560      59,429             10,081      50,636
Provision for income taxes..................      3,900      27,638(G)           3,789      23,024(G)
                                               --------    --------           --------    --------
Net income..................................   $  2,660    $ 31,791           $  6,292    $ 27,612
                                               ========    ========           ========    ========
EBITDA......................................               $ 81,321(H)                    $ 61,780(H)

                                                                  JUNE 30, 1999
                                                              ----------------------
                                                              HISTORICAL   PRO FORMA
                                                              ----------   ---------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and short-term investments.............................   $ 38,063    $116,063(B)(I)(J)
Working capital.............................................    123,698     201,698(B)(I)(J)
Total assets................................................    346,101     553,888(B)(I)(J)
Total long-term indebtedness (K)............................     51,158     162,508(B)
Limited partners' interest in subsidiary....................     37,094          --(I)
Members' capital/stockholders' equity.......................     95,569     229,100(I)(J)

                                                                  SIX MONTHS
                                                              ENDED JUNE 30, 1999
                                                                   PRO FORMA
                                                              -------------------
OTHER DATA:
Ratio of total debt to EBITDA (K)(L)........................          1.32
Ratio of net debt to EBITDA (K)(L)(M).......................          0.38
Ratio of EBITDA to total interest expense...................          8.27

                                                                 YEAR ENDED       SIX MONTHS ENDED
                                                              DECEMBER 31, 1998    JUNE 30, 1999
                                                                  PRO FORMA          PRO FORMA
                                                              -----------------   ----------------
Ratio of earnings to fixed charges (N)......................        4.81                7.36

------------------------

(A) Employee compensation and benefits was adjusted to reflect managing directors' compensation based on authorized revised compensation policies which were implemented at the time of the reorganization.

(B) Reflects pro forma repayment of $5.0 million of subordinated liabilities owed to a limited partner and reverses the related interest expense. Reflects our initial note offering, the issuance of a $16.0 million note and $350,000 of subordinated indebtedness and the related interest expense.

(C) Reflects the pro forma pre-acquisition amortization of intangibles for the six months ended June 30, 1998 related to the Fowler, Rosenau acquisition.

(D) Reflects pro forma amortization of intangibles related to redemption of limited partners' interests.

(E) Managing directors' compensation was adjusted to reverse the actual amounts previously recorded.

(F) Reflects reversal of limited partners' interest in earnings of subsidiary.

(G) Reflects federal, state and local income taxes at an estimated effective tax rate of approximately 44%.

(H) EBITDA means net income (loss) before interest expense, taxes, depreciation and amortization. EBITDA is not a generally accepted accounting principles measure and may not be comparable to similarly titled items of other companies. You should not consider EBITDA as an alternative to net income
    (loss) or any other generally accepted accounting principles measure of performance as an indicator of our operating performance or as a measure of liquidity. EBITDA does not represent funds available for management's discretionary use because certain future cash expenditures are not reflected in the EBITDA presentation. Some investors use these data as an indicator of a company's ability to service debt.

(I) Reflects the redemption of limited partnership interests for $164.4 million, comprised of $140.2 million in cash, a $16.0 million note, $350,000 of subordinated indebtedness and $7.8 million in common stock. Reflects redemption of membership interests for $9.0 million in cash.

(J) Reflects net proceeds of $134.7 million received upon completion of our common stock offering.

(K) Excludes subordinated liabilities related to contributed exchange memberships.

(L) Calculated on an annualized basis.

(M) Net debt means total debt less cash and short-term investments.

(N) For purposes of this ratio, earnings represent pre-tax income plus fixed charges. Fixed charges represent interest expensed and capitalized, as well as amortized premiums, discounts and capitalized expenses related to indebtedness.

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS BEFORE YOU DECIDE TO MAKE AN INVESTMENT IN THE EXCHANGE NOTES. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE THE MATERIAL RISKS THAT OUR COMPANY FACES.

IF YOU DO NOT PARTICIPATE IN THE EXCHANGE OFFER, YOU WILL CONTINUE TO BE SUBJECT
  TO TRANSFER RESTRICTIONS.

    If you do not exchange your initial notes for exchange notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of your initial notes. We do not intend to register the initial notes under the Securities Act. To the extent initial notes are tendered and accepted in the exchange offer, the trading market, if any, for the initial notes would be adversely affected. See "The Exchange Offer."

A LIQUID TRADING MARKET FOR THE EXCHANGE NOTES MAY NOT DEVELOP.

    There has not been an established trading market for the exchange notes. Although each initial purchaser has informed us that it currently intends to make a market in the exchange notes, it has no obligation to do so and may discontinue any such market making at any time without notice. The initial notes were offered and sold only to qualified institutional buyers and to persons outside the United States and were are subject to restrictions on transfer.

    The initial notes were designated as eligible for trading in the PORTAL Market. However, we did not apply for listing of the initial notes and do not intend to apply for listing of the exchange notes, on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

    The liquidity of any market for the exchange notes will depend upon the number of holders of the exchange notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the exchange notes and other factors. A liquid trading market may not develop for the exchange notes.

WE WILL HAVE SIGNIFICANT INDEBTEDNESS AND INTEREST PAYMENT OBLIGATIONS.

    We are highly leveraged. We may also need to incur additional debt in the future for working capital or to complete acquisitions, even though our principal credit facility imposes some limits on our ability to do so. Our ability to pay interest on the exchange notes and to satisfy our other debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. If in the future we cannot generate sufficient cash from operations to make scheduled payments on the notes or to meet our other obligations, we will need to refinance the exchange notes, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service requirements.

    The exchange notes will be effectively subordinated to our existing and future secured indebtedness to the extent of the assets securing that indebtedness. In addition, because we, LaBranche & Co Inc., are a recently formed holding company with no operations of our own, we are dependent on distributions from LaBranche & Co. and LaB Investing Co. L.L.C. to pay interest and principal on our debt. The exchange notes will be effectively subordinated to all of the indebtedness of LaBranche & Co. and LaB Investing Co. L.L.C., including subordinated debt. This structural subordination may adversely affect our ability to service our debt and could result in insolvency or other circumstances that could adversely affect our ability to satisfy our payment obligations with respect to the exchange notes. Further, LaBranche & Co. is a broker-dealer and a specialist regulated by the Securities and Exchange Commission and the NYSE. Such regulations include strict rules regarding capital requirements and approval requirements for withdrawal of capital from, and in some cases, other distributions by, the broker-dealer. These regulations could prevent us from obtaining funds necessary to satisfy our obligations to pay interest on or repay our indebtedness, including the exchange notes. See "--We are subject to net capital requirements" and "Business--Operations--Regulatory Matters" for a discussion of our net capital requirements.

OUR ABILITY TO TAKE ACTIONS MAY BE RESTRICTED BY THE TERMS OF OUR INDEBTEDNESS.

    The covenants in our existing debt agreements, including the Credit Agreement, the note purchase agreements relating to LaBranche & Co.'s existing senior subordinated indebtedness and the indenture governing the notes, and any future financing agreements, may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. These covenants limit or restrict our ability and the ability of our subsidiaries to:

    - incur additional debt;

    - pay dividends and make distributions;

    - repurchase our securities;

    - make certain investments;

    - create liens on our assets;

    - transfer or sell assets;

    - enter into transactions with affiliates;

    - issue or sell stock of subsidiaries; or

    - merge or consolidate.

    In addition, the Credit Agreement and the note purchase agreements relating to LaBranche & Co.'s existing senior subordinated indebtedness also require LaBranche & Co. to comply with certain financial ratios. LaBranche & Co.'s ability to comply with these ratios may be affected by events beyond our or its control. If any of the covenants in our Credit Agreement, the note purchase agreements or the indenture are breached, or if LaBranche & Co. is unable to comply with required financial ratios, it may be in default under the Credit Agreement or the note purchase agreements and we may be in default under the indenture. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments, including payments on the exchange notes. Compliance with the covenants is also a condition to borrowings under the Credit Agreement on which LaBranche & Co. relies to fund its liquidity. See "Description of Notes" and "Description of Other Indebtedness."

WE ARE REQUIRED TO TAKE ACTIONS UPON THE OCCURRENCE OF A CHANGE OF CONTROL.

    Upon the occurrence of a change of control, we will be required to offer to repurchase all outstanding exchange notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. Certain important corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a change of control. If a change of control were to occur, it is possible that we would not have sufficient funds to repurchase the exchange notes owned by holders seeking to accept our offer or that restrictions in the Credit Agreement or the note purchase agreements relating to LaBranche & Co.'s existing senior subordinated indebtedness will not allow such repurchases. Furthermore, a change of control will most likely trigger a default under the Credit Agreement and the note purchase agreements. To the extent we do not have sufficient funds to meet our repurchase obligations and any other obligations in respect of the Credit Agreement and the note purchase agreements, we would necessarily seek third-party financing. However, it is possible that we will not be able to obtain such financing.

THE EXCHANGE NOTES MAY BE SUBJECT TO FRAUDULENT TRANSFER STATUTES.

    Under federal or state fraudulent transfer laws, a court could avoid all or a portion of our obligations to the holders of the exchange notes, subordinate our obligations to the holders of the exchange notes to our other existing and future indebtedness, and take other action detrimental to the holders of the exchange notes, including invalidating the exchange notes if it were to find that,

    - we issued the initial notes in order to damage or defraud current or future creditors; or

     - we received less than fair consideration in exchange for the initial notes and

     - we (1) were insolvent or were rendered insolvent by reason of the issuance of the initial notes, (2) were engaged, or about to engage, in a business or transaction for which our assets were unreasonably small or
       (3) intended to incur, or believed (or should have believed) we would incur, debts beyond our ability to pay as the debts mature.

    We cannot assure you that, in that event, any repayment on the exchange notes would ever be recovered by the holders of the exchange notes.

    Based upon financial and other information currently available to us, our management believes that the initial notes were incurred for proper purposes and in good faith and that we were solvent and continue to be solvent after issuing the initial notes, will continue to have sufficient capital for carrying on our business and will be able to pay our debts as they mature. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

WE MAY HAVE INSUFFICIENT CAPITAL IN THE FUTURE AND MAY BE UNABLE TO SECURE
  ADDITIONAL FINANCING
  WHEN WE NEED IT.

    Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that additional financing will be available on a timely basis, or on terms favorable to us. Historically, we have satisfied these needs with internally generated funds, our bank credit facilities and the issuance of subordinated debt. We currently anticipate that the net proceeds from our initial note offering and our common stock offering, together with our available cash resources and credit facilities, will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2000.

    We may, however, need to raise additional funds to:

    - increase the capital available to us for our inventory positions;

    - support more rapid expansion;

    - acquire complementary businesses; or

    - respond to unanticipated capital requirements.

    We may be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity."

OUR REVENUES MAY DECREASE DUE TO CHANGES AFFECTING THE ECONOMY, SUCH AS
  INCREASES IN INTEREST RATES OR INFLATION, OR CHANGES AFFECTING THE SECURITIES MARKETS, SUCH AS DECREASED VOLUME OR LIQUIDITY.

    We recently experienced a substantial increase in the revenues we earn from our specialist activities. An adverse change affecting the economy or the securities markets could result in a decline in market volume or liquidity. This would result in lower revenues from our specialist activities. Our recent increase in revenues was caused primarily by significant increases in the volume of trading on the NYSE and favorable conditions in the securities markets. The current favorable business environment will not continue indefinitely. For more details about the factors which have contributed to increases in volume on the NYSE, see "Business--Industry Background--Recent Trends in NYSE Trading and the Specialist's Role."

SUSTAINED DECLINES IN PRICE LEVELS OF SECURITIES COULD CAUSE US TO INCUR LOSSES.

    Adverse changes in the economy and the securities markets could lead to lower price levels of securities. Sustained declines in these price levels may result in:

    - losses from declines in the market value of securities held in our inventory;

    - the failure of buyers and sellers of securities to fulfill their settlement obligations; and

    - increases in claims and litigation.

TRADING THROUGH NYSE SPECIALISTS COULD BE REPLACED BY ALTERNATIVE TRADING
  SYSTEMS WHICH COULD REDUCE
  OUR REVENUE.

    Alternative trading systems could reduce the levels of trading of NYSE-listed stocks executed through specialists. This, in turn, could have an adverse effect on our revenues. Over the past few years, a number of alternative trading systems have developed or emerged which may compete with specialists by increasing trading in NYSE-listed stocks off the NYSE trading floor in over-the-counter markets. In the future, similar new systems may continue to be developed and placed in operation. For more information regarding trading off the NYSE trading floor and alternative trading systems, see "Business--Industry Background--Recent Trends in NYSE Trading and the Specialist's Role."

COMPETITION FROM NASDAQ FOR NEW LISTINGS COULD ADVERSELY AFFECT NYSE TRADING
  VOLUME AND, IN TURN,
  REDUCE OUR REVENUES.

    Nasdaq continues to grow and gain in popularity, attracting companies which might otherwise have listed on the NYSE. If more companies decide to be quoted on Nasdaq as opposed to listing their stocks on the NYSE, or if companies choose to delist using recently relaxed delisting procedures, trading volume on the NYSE could be adversely affected. This, in turn, could adversely affect our trading revenue. In recent years, many high technology companies have opted to be quoted on Nasdaq, even though many of them would have qualified for NYSE listing. In addition, the SEC recently approved a revision to NYSE Rule 500 which makes it easier for a company to delist its shares from the NYSE. The original rule required supermajority shareholder approval before a listed company could delist from the NYSE. Under the recently approved amendment of Rule 500, a company can delist from the NYSE if it obtains the approval of a majority of the company's board of directors and the company's audit committee. The company would then provide its 35 largest shareholders with written notice of the proposed delisting and allow a 20-40 day waiting period to elapse.

OUR QUARTERLY RESULTS MAY FLUCTUATE SIGNIFICANTLY.

    Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

    - a decrease in trading volume on the NYSE;

    - volatility in the equity securities markets; and

    - changes in the value of our securities positions.

For example, in the third quarter of 1998, compared to the second quarter of 1998, we experienced a decline in revenues primarily due to a decline in our net trading gains from principal transactions conducted as part of our specialist activities. Our net trading gains from principal transactions decreased during this period primarily because the price levels of many of our specialist stocks declined.

    Our cost structure does not decline if we experience quarterly reductions in our revenues. As a result, if market conditions cause our revenues to decline, we may be unable to adjust our cost structure on a timely basis and we could suffer losses.

RISKS ASSOCIATED WITH OUR TRADING TRANSACTIONS COULD RESULT IN TRADING LOSSES.

    A majority of our specialist-related revenues are derived from trading by us as principal. We also operate a proprietary trading desk separately from our NYSE specialist operations, which represented 1.8% of our total revenues in 1998. We may incur trading losses relating to these activities since each primarily involves the purchase, sale or short sale of securities for our own account. In any period, we may incur trading losses in a significant number of our specialist stocks for a variety of reasons, including price declines of our specialist stocks, lack of trading volume in our specialist stocks and the required performance of our specialist obligations. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any downward price movement in these securities will result in a reduction of our revenues and operating profits.

    Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully or avoid trading losses.

NYSE SPECIALIST RULES MAY REQUIRE US TO MAKE UNPROFITABLE TRADES OR TO REFRAIN
  FROM MAKING PROFITABLE TRADES.

    When we trade as principal, we attempt to derive a profit from the difference between the prices at which we buy and sell securities. Our role as a specialist, at times, requires us to make trades that adversely affect our profitability. In addition, as a specialist, we are at times required to refrain from trading for our own account in circumstances in which it may be to our advantage to trade. For example, we may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, we may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, we hold varying amounts of securities in inventory. In addition, specialists generally may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, we are subjected to a high degree of risk. Additionally, the NYSE periodically amends its rules and may make the rules governing our activities as a specialist more stringent or may implement changes which could adversely affect our trading revenues. For more information regarding the rules which govern our activities as a specialist, see "Business--Operations--NYSE Rules Governing Our Specialist Activities."

OUR SUCCESS DEPENDS ON OUR ABILITY TO ACCURATELY PROCESS AND RECORD OUR
  TRANSACTIONS, AND ANY FAILURE TO DO SO COULD SUBJECT US TO LOSSES.

    Our specialist activities require us to accurately record and process a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could cause substantial losses for brokers, their customers and/or us and could subject us to claims for losses. We rely on our staff to operate and maintain our information and communications systems properly, and we depend on the integrity and performance of those systems. Our recording and processing of trades is subject to human and processing errors. Moreover, extraordinary trading volume or other events could cause our information and communications systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our information systems or any other systems in the trading process could cause us to fail to complete transactions or could cause brokers who place trades through us to suffer delays in trading.

OUR MANAGEMENT INFORMATION SYSTEMS MAY FAIL AND INTERRUPT OUR BUSINESS.

    Any information or communication systems failure or decrease in information or communications systems performance that causes interruptions in our operations could have an adverse effect on our business, financial condition and/or operating results. Our systems may fail as a result of:

    - hardware or software failure; or

    - power or telecommunications failure.

    Although we have established a back-up disaster recovery center in Hoboken, New Jersey, it may not be effective in preventing an interruption of our business.

WE DEPEND ON THE NYSE AND CLEARING AND DEPOSITORY INSTITUTIONS TO EFFECT TRADES,
  AND THEIR FAILURE TO PERFORM COULD SUBJECT US TO LOSSES.

    We are dependent on the proper and timely function of complex information and communications systems maintained and operated by or for the NYSE and clearing and depository institutions. Failures or inadequate or slow performance of any of those systems could adversely affect our ability to operate and complete trades. The failure to complete trades on a timely basis could subject us to losses and claims for losses of brokers and their customers.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO UPGRADE OUR INFORMATION AND
  COMMUNICATIONS SYSTEMS, AND ANY FAILURE TO DO SO COULD HARM OUR BUSINESS AND PROFITABILITY.

    The development of complex communications and new technologies, including Internet-based technologies, may render our existing information and communications systems outdated. In addition, our information and communications systems must be compatible with those of the NYSE. As a result, if the NYSE upgrades its systems, we will need to make corresponding upgrades. Our future success will depend on our ability to respond to changing technologies on a timely and cost-effective basis. We cannot be sure that we will be successful in upgrading our information and communications systems on a timely or cost-effective basis. Our failure to do so could have an adverse effect on our business, financial condition and/or operating results.

    The NYSE's ability to develop information and communications systems and complex computer and other technology systems has been instrumental in its recent growth and success. We are dependent on the continuing development of technological advances by the NYSE, a process over which we have no control. If the NYSE for any reason is unable to continue its recent history of computer-related and other technological developments and advances, it could have an adverse effect on the success of the NYSE, including its ability to grow, to manage its trading volumes or to attract new listings. Any such developments can be expected to adversely affect our operations, financial condition and operating results.

IF WE LOSE THE SERVICES OF OUR KEY PERSONNEL OR CANNOT HIRE ADDITIONAL QUALIFIED
  PERSONNEL, OUR BUSINESS WILL BE HARMED.

    Our future success depends on the continued service of key employees, particularly George M.L. LaBranche, IV (Michael LaBranche), our Chairman, Chief Executive Officer and President. The loss of the services of any of our key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition and/or operating results. We have entered into employment agreements with Mr. LaBranche and other key employees. We also maintain "key person" life insurance policies on Mr. LaBranche and other key employees. Competition for key personnel and other highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract new or retain currently employed highly qualified personnel in the future. See "Management--Employment Agreements and Noncompetition Agreements."

    In connection with our initial note offering, our common stock offering and the reorganization of our firm from partnership to corporate form, our managing directors received substantial amounts of our common stock in exchange for their interests in LaB Investing Co. L.L.C. Because the shares of common stock were received in exchange for membership interests, ownership of the shares is not be dependent upon the continued employment of those managing directors. In addition, employees who are not managing directors received grants of stock options and restricted stock units. The steps we have taken to encourage the continued service of these individuals, who include key senior personnel in our specialist activities, after our initial note offering and our common stock offering may not be effective. For a description of the compensation plan for our employees implemented after our initial note offering and our common stock offering, see "Management--Executive Compensation" and "Incentive Awards to Our Employees."

WE DEPEND SIGNIFICANTLY ON REVENUES FROM OUR SPECIALIST ACTIVITIES FOR A SMALL
  GROUP OF LISTED COMPANIES, AND THE LOSS OF ANY OF THEM COULD REDUCE OUR REVENUES.

    Historically, a small number of listed companies have accounted for a significant portion of our revenues from our specialist trading activities. The loss of any of these listed companies could have an adverse effect on our revenues. For the years ended December 31, 1997 and 1998, transactions in our 10 most actively traded specialist stocks accounted for approximately 35.0% and 39.0% of our total revenues, respectively. For the six months ended June 30, 1999, our revenues from transactions in our 10 most actively traded specialist stocks accounted for approximately 36.0% of our total revenues. We cannot assure you that we will be able to retain these or other listed companies. We can lose these listed companies if they cease to be traded on the NYSE as a result of being acquired or otherwise delisted. In addition, if the NYSE were to determine that we have failed to fulfill our obligations as specialist for a listed company, our registration as a specialist for that listed company could be cancelled or suspended.

WE DEPEND ALMOST ENTIRELY ON OUR SPECIALIST ACTIVITIES, AND IF THEY FAIL TO GROW
  AS ANTICIPATED, IT WOULD HARM OUR REVENUES.

    We derive substantially all of our revenues from specialist activities. If demand for our specialist services fails to grow, grows more slowly than we currently anticipate, or declines, our revenues would be adversely affected. We expect our specialist activities to continue to account for substantially all of our revenues for the foreseeable future. Our future success will depend on:

    - continued growth in the volume of trading and the number of listings on the NYSE;

    - our ability to be chosen as specialist for additional listing companies;

    - our ability to respond to regulatory and technological changes; and

    - our ability to respond to changing demands in the marketplace.

WE ARE SUBJECT TO INTENSE COMPETITION FOR NEW LISTINGS, AND OUR PROFITABILITY
  WILL SUFFER IF WE DO NOT
  COMPETE EFFECTIVELY.

    We cannot be sure that we will be able to compete effectively with current or future competitors. Our failure to compete effectively would have an adverse effect on our profitability. We obtain all of our new listings on the NYSE by going through an allocation process. Under this process either a committee of the NYSE or the listing company chooses the specialist. The competition for obtaining new listing companies is intense. We expect competition to continue and to intensify in the future. Some of our competitors may have significantly greater financial and other resources than we have and may have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listing company requirements. They may also be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from this consolidation may have a stronger capital base. This trend has intensified the competition in our industry. Finally, the NYSE retains the ability to name new specialist firms.

WE MAY HAVE DIFFICULTY SUCCESSFULLY MANAGING OUR GROWTH.

    Since 1994, we have experienced significant growth in our business activities and the number of our employees. We cannot assure you that we will be able to manage our growth successfully. Our inability to do so could have an adverse effect on our business, financial condition and/or operating results. The growth of our business has increased the demands upon our management and operations and we expect it to continue to do so in the future. This growth has required, and will continue to require, us to increase our investment in management personnel, financial and management systems and controls, and facilities. In the absence of continued revenue growth, the costs associated with our expected growth would cause our operating margins to decline from current levels. The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented formal compliance procedures which are regularly updated. Our future operating results will depend on our ability to continue:

    - to improve our systems for operations, financial control, and communication and information management;

    - to refine our compliance procedures and enhance our compliance oversight; and

    - to recruit, train, manage and retain our employees.

YEAR 2000 COMPLIANCE PROBLEMS COULD CAUSE OUR TRADING-RELATED COMMUNICATIONS AND
  PROCESSING SYSTEMS TO FAIL, WHICH COULD RESULT IN LOSSES.

    We may discover Year 2000 compliance problems that will require substantial revisions. If we fail to fix our trading-related communications or data processing systems or to fix or replace third-party software, hardware or services on a timely basis, we could suffer a loss in revenues and our business, financial condition and/or operating results could be adversely affected. Moreover, our failure to address adequately Year 2000 compliance issues in our main trading-related, communications or data processing systems could result in litigation which could be a costly and time-consuming process. In addition, we cannot be sure that third-party software, hardware or services incorporated into our computer systems will not need to be revised or replaced. This could be time-consuming and expensive.

    In addition, we cannot assure you that the NYSE, trading counterparties, governmental agencies, utility companies, third-party service providers, including clearing agencies and depositories, and others outside our control, particularly other broker-dealers, will be Year 2000 compliant. The failure by any of these entities to be Year 2000 compliant could result in a systemic failure beyond our control, including:

    - a loss or reduction in our trading volume;

    - limitations on our ability to effectively engage in specialist activities; or

    - prolonged telecommunications or electrical failure.

    The occurrence of any systemic failure, including those listed above, could prevent us from engaging in specialist activities and could have an adverse effect on our business, financial condition and/or operating results.

    We have made an assessment of the Year 2000 readiness of our trading-related communications and data processing systems. For more information regarding our Year 2000 readiness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

THE FAILURE BY US OR OUR EMPLOYEES TO COMPLY WITH APPLICABLE LAWS AND
  REGULATIONS COULD RESULT IN SUBSTANTIAL FINES AND OTHER PENALTIES.

    The securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NYSE, other self-regulatory organizations, commonly referred to as SROs, and state securities commissions require strict compliance with their respective rules and regulations. Failure to comply with any of these laws, rules or regulations could result in serious adverse consequences. We and our officers and employees may be subject in the future to claims arising from acts in contravention of these laws, rules and regulations. An adverse ruling against us and/or our officers and other employees as a result of any of these claims could result in us and/or our officers and other employees being required to pay a substantial fine or settlement. It could also result in the suspension or revocation of our registration with the SEC as a broker-dealer or our suspension or expulsion as a member of the NYSE. If this occurred, we would be unable to operate our business.

THE REGULATORY ENVIRONMENT IN WHICH WE OPERATE MAY CHANGE, MAKING IT DIFFICULT
  FOR US TO REMAIN IN COMPLIANCE.

    The regulatory environment in which we operate is subject to change which we cannot predict. It may be difficult for us to comply with new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities and SROs, including the NYSE. Failure to comply would have an adverse effect on our business, financial condition and/or operating results. Changes in the interpretation or enforcement of existing laws and rules by the SEC, these governmental authorities, SROs and the NYSE could also have an adverse effect on our business, financial condition and/or operating results.

WE CANNOT PREDICT THE EFFECT A PROPOSED PUBLIC OFFERING BY THE NYSE WOULD HAVE
  ON OUR BUSINESS.

    The NYSE announced that it is considering offering shares of its capital stock to the public. We are unable to predict what effect, if any, such an offering would have on our business and the specialist industry.

FAILURE TO COMPLY WITH NET CAPITAL REQUIREMENTS MAY RESULT IN THE REVOCATION OF
  OUR REGISTRATION WITH THE SEC OR OUR EXPULSION FROM THE NYSE.

    The SEC, the NYSE and various other regulatory agencies have stringent rules with respect to the maintenance of minimum levels of capital by securities brokers-dealers as well as specialist firms. Failure to maintain compliance with required minimum capital levels may subject us to suspension or revocation of registration by the SEC and suspension or expulsion as a member of the NYSE and other regulatory bodies. If this occurred, we would be unable to operate our business. In addition, a change in these capital rules, the imposition of new capital rules or any unusually large requirement or charge against our regulatory capital could limit any of our operations that require the intensive use of capital. These rules could also restrict our ability to withdraw capital from LaBranche & Co. Any limitation on our ability to withdraw capital from LaBranche & Co. could limit our ability to receive distributions from LaBranche & Co. and LaB Investing Co. L.L.C., which, in turn, could limit our ability to pay cash dividends, repay debt and repurchase shares of our outstanding stock. A substantial market decline, a significant operating loss or any unusually large requirement or charge against regulatory capital could adversely affect our ability to expand or even maintain our present levels of business, which could have an adverse effect on our business, financial condition and/or operating results. See "Business--Regulatory Matters."

EMPLOYEE MISCONDUCT IS DIFFICULT TO DETECT AND DETER AND COULD RESULT IN LOSSES.

    There have been a number of highly publicized cases involving fraud, stock manipulation or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.

WE ARE SUBJECT TO RISK RELATING TO LITIGATION AND POTENTIAL SECURITIES LAWS
  LIABILITY.

    Many aspects of our business involve substantial risks of liability. A specialist is exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and the NYSE. We are also subject to the risk of litigation and claims that may be without merit. We could incur significant legal expenses in defending ourselves against such lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition and/or operating results.

COUNTERPARTIES MAY FAIL TO PAY US.

    As a specialist of listed stocks, the majority of our securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The NYSE and the clearing houses monitor the credit standing of the counterparties with which we conduct business. However, we cannot assure you that any of these counterparties will not default on their obligations. If any do, our business, financial condition and/or operating results could be adversely affected.

SOME OF OUR EXECUTIVE OFFICERS ARE IN A POSITION TO CONTROL MATTERS REQUIRING A
  STOCKHOLDER VOTE.

    Our managing directors own approximately 75.6% of our outstanding common stock. These stockholders have entered into a stockholders' agreement under which they have agreed, among other things, that their shares of our common stock will be voted, for as long as they own their shares, as directed by a majority vote of Michael LaBranche, our Chairman, Chief Executive Officer and President, James G. Gallagher and Alfred O. Hayward, Jr., each an executive officer and director. Accordingly, these individuals have the ability to control all matters requiring approval by our stockholders. These matters include the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, they are able to dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, a merger or consolidation, a takeover or another business combination. The interests of these individuals may differ from the interests of holders of the notes.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors described in "Risk Factors" and elsewhere in this prospectus. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

    GENERAL

    In connection with the issuance of the initial notes pursuant to a purchase agreement dated as of August 18, 1999 by and among us and the initial purchasers (the "Purchase Agreement"), the initial purchasers and their respective assignees became entitled to the benefits of the Registration Rights Agreement dated as of August 24, 1999 by and among us and the initial purchasers (the "Registration Rights Agreement").

    The Registration Rights Agreement requires us to file the registration statement of which this prospectus is a part for a registered exchange offer relating to an issue of new notes identical in all material respects to the initial notes but containing no restrictive legend. Under the Registration Rights Agreement, we are required to:

    - file the registration statement not later than 45 days following the date of original issuance of the initial notes (the "Issue Date");

    - use our reasonable best efforts to cause the registration statement to be declared effective by the SEC not later than 90 days after the Issue Date;

    - keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date that notice of the exchange offer is mailed to holders of the initial notes;

    - use our reasonable best efforts to consummate the exchange offer not later than 120 days after the Issue Date;

    - mail, or cause to be mailed, to each holder of record entitled to participate in the exchange offer a copy of the prospectus forming part of the exchange registration statement, together with an appropriate letter of transmittal and related documents;

    - utilize the services of a depositary for the exchange offer with an address in the Borough of Manhattan, The City of New York;

    - permit holders to withdraw validly tendered notes at any time prior to the close of business, New York time, on the last business day on which the exchange offer shall remain open; and

    - otherwise comply in all material respects with all applicable laws, rules and regulations.

    The exchange offer being made hereby, if commenced and consummated within the time periods described in this paragraph, will satisfy those requirements under the Registration Rights Agreement.

    Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all initial notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. Exchange notes of the same class will be issued in exchange for an equal principal amount of outstanding initial notes accepted in the exchange offer. Initial notes may be tendered only in integral multiples of $1,000. This prospectus, together with the letter of transmittal, is being sent to all record holders of initial notes as of November 3, 1999. The exchange offer is not conditioned upon any minimum principal amount of initial notes being tendered in exchange. However, our obligation to accept initial notes for exchange is subject to certain conditions as set forth herein under "--Conditions."

    Initial notes will be deemed accepted when, as and if the Trustee has given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders of initial notes for the purposes of receiving the exchange notes and delivering them to the holders.

    Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to other issuers, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by each holder without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

    - the holder is not a broker-dealer who acquires the exchange notes directly from us for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;

    - the holder is not our "affiliate", as that term is defined in Rule 405 under the Securities Act; and

    - the exchange notes are acquired in the ordinary course of the holder's business and the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes and has no arrangement or understanding with any person to participate in a distribution of the exchange notes.

    By tendering the initial notes in exchange for exchange notes, each holder, other than a broker-dealer, will represent to us that:

    - any exchange notes to be received by it will be acquired in the ordinary course of its business;

    - it is not engaged in, and does not intend to engage in, a distribution of the exchange notes and has no arrangement or understanding to participate in a distribution (within the meaning of the Securities Act) of the exchange notes; and

    - it is not our affiliate, as defined in Rule 405 under the Securities Act, or if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable.

    If, prior to consummation of the exchange offer, an initial purchaser holds any notes acquired by it and having, or that are reasonably likely to be determined to have, the status of an unsold allotment in the initial distribution, or any other holder of notes is not entitled to participate in the exchange offer, we, upon the request of that initial purchaser or any holder shall, simultaneously with the delivery of the exchange notes in the exchange offer, issue and deliver to that initial purchaser and any such holder, in exchange (the "private exchange") for such notes held by that initial purchaser and any such holder, a like principal amount of our debt securities that are identical in all material respects to the exchange notes (the "private exchange notes") (and that are issued pursuant to the same indenture as the exchange notes). The private exchange notes will bear the same CUSIP number as the exchange notes.

    If a holder of initial notes is engaged in or intends to engage in a distribution of the exchange notes or has any arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer, the holder may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer to satisfy their prospectus delivery obligations under the Securities Act in connection with resales of exchange notes for their own accounts. We have agreed that we will keep the registration statement of which this prospectus is a part effective for a period of up to six months or such earlier date as each participating broker-dealer shall have notified us in writing that it has resold all exchange notes acquired in the exchange offer. See "Plan of Distribution."

    As soon as practicable after the close of the exchange offer, we will:

    - accept for exchange all registrable notes validly tendered and not validly withdrawn as part of the exchange offer; and

    - deliver to the Trustee for cancellation all registrable notes so accepted for exchange and cause the Trustee to authenticate and deliver promptly to each holder of registrable notes, exchange notes or private exchange notes, as the case may be, equal in principal amount to the securities of such holder so accepted for exchange.

    In the event that:

    a) we are not permitted to effect the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

    b)  the exchange offer is not completed within 120 days of the Issue Date;

    c) any holder of any private exchange notes so requests in writing to us within 30 days after the consummation of the exchange offer; or

    d) in the case of any holder that participates in the exchange offer, the holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as our affiliate within the meaning of the Securities Act):

then we shall:

    1) promptly deliver to the holders and the trustee written notice of the filing of a shelf registration statement under the Registration Rights Agreement;

    2) use our reasonable best efforts to file with the SEC an initial shelf registration statement for an offering to be made on a continuous basis under Rule 415 covering all of the registrable notes not exchanged in the exchange offer and exchange notes as to which paragraph (d) above is applicable, on or before the 45(th) day after the occurrence of any one of the events specified in the Registration Rights Agreement and summarized above which gives rise to our obligation to file a shelf registration statement; and

    3) use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or before the 45(th) day after the initial shelf registration filing date.

    We will, in the event that a shelf registration statement is filed, provide to each holder of the initial notes copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the exchange notes. A holder that sells initial notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with its sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to that holder (including certain indemnification rights and obligations).

    We will pay additional interest if:

    1. we fail to file the exchange offer registration statement by the 45(th) day after the Issue Date;

    2. the exchange offer registration statement is not declared effective by the Securities and Exchange Commission by the 90th day after the Issue Date;

    3. we fail to consummate the exchange offer by 120(th) day after the Issue Date;

    4. the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of exchange notes in accordance with and during the periods specified in the Registration Rights Agreement;

    5. we fail to file a shelf registration statement by the 45(th)day following the date of the occurrence of one of the events specified in the Registration Rights Agreement which gives rise to our obligation to file a shelf registration statement;

    6. the shelf registration statement is not declared effective by the Securities and Exchange Commission by the 45(th) day following the initial shelf registration filing date; or

    7. the shelf registration statement is declared effective and thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities (described below) in accordance with and during the periods specified in the Registration Rights Agreement.

    Each event described above is a "Registration Default." The term "Transfer Restricted Securities" means each initial note, or exchange note, until:

    - the date on which the initial note has been exchange by a person other than a broker-dealer for a new note in the exchange offer;

    - following the exchange by a broker-dealer in the exchange offer of an initial note for an exchange note, the date on which the exchange note is sold to a purchaser who receives from the broker-dealer on or prior to the date of sale a copy of the exchange offer prospectus;

    - the date on which the initial note has been effectively registered under the Securities Act and disposed of under the shelf registration statement; or

    - the date on which the initial note is publicly sold under Rule 144 under the Securities Act.

    If a Registration Default occurs, we will be obligated to pay, as liquidated damages, additional interest on the initial notes equal to 0.25% per annum of the aggregate principal amount of the initial notes held by such holder, during the 90-day period immediately following the occurrence of the first Registration Default. The amount of the additional interest will increase by an additional 0.25% per annum at the beginning of each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum aggregate amount of additional interest equal to 1.00% per annum. Following the cure of all Registration Defaults, the accrual of additional interest will cease.

    Upon completion of the exchange offer, subject to certain exceptions, holders of initial notes who do not exchange their initial notes for exchange notes in the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their initial notes, unless the initial notes are subsequently registered under the Securities Act (which, subject to certain limited exceptions, we will have no obligation to do), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. See "Risk Factors--If you do not participate in the exchange offer, you will continue to be subject to transfer restrictions."

    EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION

    The term "expiration date" shall mean December 2, 1999 (20 business days following the commencement of the exchange offer), unless the exchange offer is extended if and as required by applicable law, in which case the term "expiration date" shall mean the latest date to which the exchange offer is extended.

    In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and may notify the holders of the initial notes by mailing an announcement or by means of a press release or other public announcement prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date.

    We reserve the right to delay acceptance of any initial notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of initial notes not previously accepted if any of the conditions set forth herein under "--Conditions" shall have occurred and shall not have been waived by us (if permitted to be waived), by giving oral or written notice of such delay, extension or termination to the exchange agent. We also reserve the right to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the initial notes. If any material change is made to terms of the exchange offer, the exchange offer shall remain open for a minimum of an additional five business days, if the exchange offer would otherwise expire during such period. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice of the delay to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the initial notes of the amendment including providing public announcement, or giving oral or written notice to the holders of the initial notes. A material change in the terms of the exchange offer could include, among other things, a change in the timing of the exchange offer, a change in the exchange agent, and other similar changes in the terms of the exchange offer.

    Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any such public announcement.

    INTEREST ON THE EXCHANGE NOTES

    The exchange notes will accrue interest payable in cash at 9 1/2% per annum, from the later of:

    - the last interest payment date on which interest was paid on the initial notes surrendered in exchange therefor; or

    - if the initial notes are surrendered for exchange on a date subsequent to the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment.

    PROCEDURES FOR TENDERING

    To tender in the exchange offer, a holder of initial notes must complete, sign and date the letter of transmittal, and mail or otherwise deliver the letter of transmittal or facsimile, or an agent's message, together with the initial notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition:

    - certificates for the initial notes must be received by the exchange agent along with the letter of transmittal;

    - a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the initial notes, if such procedure is available, into the exchange agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility" or "DTC") pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

    - the holder must comply with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF INITIAL NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND-DELIVERY SERVICE. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR INITIAL NOTES SHOULD BE SENT TO US.

    Delivery of all documents must be made to the exchange agent at its address set forth below. Holders of initial notes may also request their respective brokers, dealers, commercial banks, trust companies or nominees to tender initial notes for them.

    The term "agent's message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the exchange agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering initial notes that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against the participant.

    The tender by a holder of initial notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

    Only a holder of initial notes may tender the initial notes in the exchange offer. The term "holder" for this purpose means any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

    Any beneficial owner whose initial notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on his or her behalf. If the beneficial owner wishes to tender on his or her own behalf, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering his or her initial notes, either make appropriate arrangements to register ownership of the initial notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

    Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution"), unless the initial notes tendered pursuant thereto are tendered:

    - by a registered holder (or by a participant in DTC whose name appears on a security position listing as the owner) who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal and the exchange notes are being issued directly to such registered holder (or deposited into the participant's account at DTC); or

    - for the account of an Eligible Institution.

    If the letter of transmittal is signed by the recordholder(s) of the initial notes tendered thereby, the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

    If the letter of transmittal is signed by a person other than the registered holder of any initial notes listed therein, those initial notes must be endorsed or accompanied by bond powers and a proxy that authorize such person to tender the initial notes on behalf of the registered holder, in each case as the name of the registered holder or holders appear on the initial notes.

    If the letter of transmittal or any initial notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

    A tender will be deemed to have been received as of the date when the tendering holder's duly signed letter of transmittal accompanied by initial notes, or a timely confirmation received of a book-entry transfer of initial notes into the exchange agent's account at DTC with an agent's message, or a notice of guaranteed delivery from an Eligible Institution is received by the exchange agent. Issuances of exchange notes in exchange for initial notes tendered pursuant to a notice of guaranteed delivery by an Eligible Institution will be made only against delivery of the letter of transmittal and any other required documents, and the tendered initial notes or a timely confirmation received of a book-entry transfer of initial notes into the exchange agent's account at DTC with the exchange agent.

    All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of the tendered initial notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or that of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the exchange offer or irregularities or defects in tender as to particular initial notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we will determine. None of us, the exchange agent and any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of initial notes, and none of them shall incur any liability for failure to give such notification. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. Any initial notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of such initial notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

    In addition, we reserve the right in our sole discretion, subject to the provision of the Indenture, to:

    - purchase or make offers for any initial notes that remain outstanding subsequent to the expiration date or, as set forth under "--Expiration Date; Extensions; Amendments; Termination," to terminate the exchange offer in accordance with the terms of the Registration Rights Agreement; and

    - to the extent permitted by applicable law, purchase initial notes in the open market, in privately negotiated transactions or otherwise.

    The terms of any such purchases or offers could differ from the terms of the exchange offer.

    ACCEPTANCE OF INITIAL NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    Upon satisfaction or waiver of all of the conditions to the exchange offer, all initial notes properly tendered will be accepted, promptly after the expiration date, and the exchange notes will be issued promptly after acceptance of the initial notes. See "--Conditions" below. For purposes of the exchange offer, initial notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent.

    In all cases, issuance of exchange notes for initial notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such initial notes or a timely Book-Entry Confirmation of such initial notes into the exchange agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal and all other required documents. If any tendered initial notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer. In the case of initial notes tendered by the book-entry transfer procedures described below, the non-exchanged initial notes will be credited to an account maintained with the Book-Entry Transfer Facility.

    BOOK-ENTRY TRANSFER

    The exchange agent will make a request to establish an account with respect to the initial notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of initial notes by causing the Book-Entry Transfer Facility to transfer such initial notes into the exchange agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of initial notes may be effected through book-entry transfer into the exchange agent's account at the Book-Entry Transfer Facility, an agent's message or the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under "--Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. All references in the prospectus to deposit of initial notes shall be deemed to include the Book-Entry Transfer Facility's book-entry delivery method.

    GUARANTEED DELIVERY PROCEDURE

    If a registered holder of the initial notes desires to tender the notes, and the notes are not immediately available, or time will not permit the holder's initial notes or other required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis and an agent's message delivered, a tender may be effected if:

    1.  the tender is made through an Eligible Institution;

    2. prior to the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed letter of transmittal or facsimile thereof and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the initial notes and the amount of initial notes tendered, stating that the tender is being made thereby and guaranteeing that within five business days after the expiration date, the certificates for all physically tendered initial notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent; and

    3. the certificates for all physically tendered initial notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within five business days after the expiration date.

    WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of initial notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

    For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time on the business day prior to the expiration date at the address set forth below under "--Exchange Agent" and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must:

    1. specify the name of the person having tendered the initial notes to be withdrawn (the "Depositor");

    2. identify the initial notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of such initial notes;

    3. be signed by the Depositor in the same manner as the original signature on the letter of transmittal by which such initial notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the initial notes to register the transfer of such initial notes into the name of the Depositor withdrawing the tender;

    4. specify the name in which any such initial notes are to be registered, if different from that of the Depositor; and

    5. if the initial notes have been tendered pursuant to the book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different than that of the Depositor.

    All questions as to the validity, form and eligibility, time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any initial notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any initial notes that have been tendered for exchange and that are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of initial notes tendered by book-entry transfer, such initial notes will be credited to an account maintained with the Book-Entry Transfer Facility for the initial notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn initial notes may be re-tendered by following one of the procedures described under "--Procedures for Tendering" and "--Book-Entry Transfer" above at any time on or prior to the expiration date.

    CONDITIONS

    Notwithstanding any other term of the exchange offer, initial notes will not be required to be accepted for exchange, nor will exchange notes be issued in exchange for any initial notes, and we may terminate or amend the exchange offer as provided herein before the acceptance of such initial notes if:

    1. because of any change in law, or applicable interpretations thereof by the SEC, we determine that we are not permitted to effect the exchange offer;

    2. an action or proceeding is commenced or threatened that would materially impair our ability to proceed with the exchange offer; or

    3. not all government approvals that we deem necessary for the consummation of the exchange offer have been received.

    We have no obligation to, and will not knowingly, permit acceptance of tenders of initial notes:

    - from our affiliates within the meaning of Rule 405 under the Securities
      Act;

    - from any other holder or holders who are not eligible to participate in the exchange offer under applicable law or interpretations by the SEC; or

    - if the exchange notes to be received by such holder or holders of initial notes in the exchange offer, upon receipt, will not be tradable by such holder without restriction under the Securities

      Act and the Exchange Act and without material restrictions under the "blue sky" or securities laws of substantially all the states of the United States.

    ACCOUNTING TREATMENT

    The exchange notes will be recorded at the same carrying value as the initial notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The costs of the exchange offer and the unamortized expenses related to the issuance of the initial notes will be amortized over the term of the exchange notes.

    EXCHANGE AGENT

    Firstar Bank, N.A. has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

       By Mail, Overnight Mail or Courier:
       Firstar Bank, N.A.
       425 Walnut Street,
       Corporate Trust Services, 6(th) Floor
       Cincinnati, OH 45202
       ATTN: Keith Maurmeier

       Facsimile Transmission: (513) 632-5511
       Confirm by Telephone: (513) 632-4843

    FEES AND EXPENSES

    We will pay the expenses of soliciting tenders under the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

    We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes, and in handling or forwarding tenders for exchange.

    The expenses to be incurred in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and Trustee and accounting, legal, printing and related fees and expenses.

    We will pay all transfer taxes, if any, applicable to the exchange of initial notes pursuant to the exchange offer. If, however:

    - certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the initial notes tendered; or

    - if tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or

    - if a transfer tax is imposed for any reason other than the exchange of initial notes pursuant to the exchange offer,

then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

                                USE OF PROCEEDS

    There will be no cash proceeds payable to us from the issuance of the exchange notes under the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive initial notes in like principal amount, the terms of which are identical in all material respects to the exchange notes. The initial notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness. The proceeds received from the sale of the initial notes were used to redeem some limited partnership interests in LaBranche & Co., redeem membership interests in LaB Investing Co. L.L.C. and repay some subordinated indebtedness.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below for the years ended December 31, 1996, 1997 and 1998 and as of December 31, 1997 and 1998 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. The selected consolidated financial data set forth below for the years ended December 31, 1994 and 1995 and as of December 31, 1994, 1995 and 1996 have been derived from our consolidated financial statements, audited by Arthur Andersen LLP, independent public accountants, which are not included elsewhere in this prospectus. The selected consolidated financial data set forth below for the six months ended June 30, 1998 and 1999 and as of June 30, 1999 have been derived from our unaudited consolidated financial statements. In our opinion, such unaudited data include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

                                                                                                            SIX MONTHS
                                                                                                               ENDED
                                                               YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                 ----------------------------------------------------   -------------------
                                                   1994       1995       1996       1997       1998       1998       1999
                                                 --------   --------   --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
REVENUES:
  Net gain on principal transactions...........  $23,406    $26,290    $37,113    $47,817    $95,048    $40,825    $78,666
  Commissions..................................    5,995      7,736     10,180     15,186     26,576     10,412     17,885
  Other........................................      465      3,147      2,643      4,637      4,787        902      6,942
                                                 -------    -------    -------    -------    -------    -------    -------
    Total revenues.............................   29,866     37,173     49,936     67,640    126,411     52,139    103,493
                                                 -------    -------    -------    -------    -------    -------    -------
EXPENSES:
  Employee compensation and benefits...........    4,496      5,167      5,723      8,108     13,921      5,229     11,299
  Severance....................................       --        650      5,375        300         --         --         --
  Lease of exchange memberships................    2,049      2,113      2,468      3,727      6,568      2,777      4,165
  Interest.....................................       90        116        331      1,566      3,577      1,494      2,195
  Exchange, clearing and brokerage fees........    1,336      1,557      1,514      2,042      2,898      1,360      1,997
  Amortization of intangibles..................       --         --         --        737      2,526        834      1,693
  Occupancy....................................      151        156        435        465      1,121        415        725
  Communications...............................      283        367        495        709        964        432        538
  Legal and professional fees..................      124        194        170        620        916        265        466
  Other........................................      612        599        642      1,634      2,285      1,615      1,066
                                                 -------    -------    -------    -------    -------    -------    -------
    Total expenses before managing directors'
      compensation, limited partners' interest
      in earnings of subsidiary and
      unincorporated business taxes............    9,141     10,919     17,153     19,908     34,776     14,421     24,144
                                                 -------    -------    -------    -------    -------    -------    -------
  Income before managing directors'
    compensation, limited partners' interest in
    earnings of subsidiary and unincorporated
    business taxes.............................   20,725     26,254     32,783     47,732     91,635     37,718     79,349
  Managing directors' compensation.............   15,128     16,895     23,235     30,008     58,783     23,725     48,214
                                                 -------    -------    -------    -------    -------    -------    -------
  Income before limited partners' interest in
    earnings of subsidiary and unincorporated
    business taxes.............................    5,597      9,359      9,548     17,724     32,852     13,993     31,135
  Limited partners' interest in earnings of
    subsidiary.................................    2,754      7,046      9,638     14,354     26,292     10,848     21,054
                                                 -------    -------    -------    -------    -------    -------    -------
  Income before unincorporated business
    taxes......................................    2,843      2,313        (90)     3,370      6,560      3,145     10,081
  Unincorporated business taxes................      734      1,179      1,602      1,881      3,900      1,900      3,789
                                                 -------    -------    -------    -------    -------    -------    -------
  Net income (loss)............................  $ 2,109    $ 1,134    $(1,692)   $ 1,489    $ 2,660    $ 1,245    $ 6,292
                                                 =======    =======    =======    =======    =======    =======    =======

                                                        DECEMBER 31,
                                    ----------------------------------------------------              JUNE 30,
                                      1994       1995       1996       1997       1998                  1999
                                    --------   --------   --------   --------   --------              --------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and short term investments...  $ 9,481    $ 8,971    $16,479    $ 17,989   $ 25,822              $ 38,063
Working capital...................   32,110     32,855     27,694      62,562    104,250               123,698
Total assets......................   52,522     65,177     78,918     157,754    272,201               346,101
Total long-term indebtedness
  (1).............................      750      1,150      2,919      31,423     48,073                51,158
Limited partners' interest in
  Subsidiary......................   11,773     14,227     12,129      20,724     37,574                37,094
Members' capital..................   20,123     18,270     13,735      37,658     77,093                95,569

------------------------

(1) Excludes subordinated liabilities related to contributed exchange memberships.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS TOGETHER WITH THE FINANCIAL STATEMENTS AND THE NOTES TO SUCH STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT US AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

OVERVIEW

    Founded in 1924, our subsidiary, LaBranche & Co. is one of the oldest and largest specialist firms on the New York Stock Exchange. Our business has grown considerably during the past five years. We have accomplished this growth both internally and through selective acquisitions. Our revenues increased from $29.9 million in 1994 to $126.4 million in 1998, representing a compound annual growth rate of 43.4%. During the same period, we increased the number of our common stock listings from 122 to 284.

    REVENUES

    Our revenues consist primarily of net gains earned from principal transactions in securities for which we act as specialist, and commissions revenue earned from specialist activities. Net gain on principal transactions represents trading gains net of trading losses and transaction fees, and are earned by us when we act as principal buying and selling our specialist stocks. These revenues are primarily affected by changes in share volume and fluctuations in price in our specialist stocks. Share volume for our specialist stocks has historically been driven by general trends in NYSE trading volume, as well as factors particularly affecting our listed companies, including increased merger and acquisition activity, stock splits, greater frequency of company news releases (i.e., earnings guidance and reports), heightened research analyst coverage and investor sentiment. Commissions revenue consists of commissions we earn when acting as agent to match buyers and sellers for limit orders executed by us on behalf of brokers after a specified period of time; we do not earn commissions when we match market orders. Commissions revenue is primarily affected by share volume of the trades executed by us as agent. Other revenue consists of proprietary trading revenue and short-term interest income. In 1998, net gain on principal transactions represented 75.2% of our total revenues, commissions revenue represented 21.0% of our total revenues, and other revenue represented 3.8% of our total revenues. For the first six months of 1999, net gain on principal transactions represented 76.0% of our total revenues, commissions revenue represented 17.3% of our total revenues, and other revenue represented 6.7% of our total revenues.

    EXPENSES

    Our largest operating expense is compensation and benefits. Employee compensation and benefits primarily consist of salaries and wages and profitability-based compensation. Profitability-based compensation includes compensation and benefits paid to managing directors, trading professionals and other employees based on our profitability and the employee's overall performance.

    Historically, a large portion of the compensation payments to our managing directors has not been presented as part of operating expenses. The aggregate amount of these compensation payments has generally approximated LaB Investing Co. L.L.C.'s interest in the income of LaBranche & Co., before managing directors' compensation. Generally, these payments of compensation have been allocated among our managing directors based on their respective percentage interests in the profits of LaB Investing Co. L.L.C. As a corporation, we will include payments to managing directors in employee compensation and benefits expense. Therefore, historical income before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated business taxes understates our expected operating costs after our initial note offering and our common stock offering.

    REORGANIZATION

    We incurred indebtedness of approximately $116.4 million through our initial note offering and the simultaneous issuance of subordinated indebtedness to redeem some limited partnership interests in LaBranche & Co. and some membership interests in LaB Investing Co. L.L.C. and to repay subordinated indebtedness. As a result of this increased indebtedness, our interest expense following the reorganization and related issuances of indebtedness is higher than historical levels.

    The redemption of the limited partners' interests was accounted for as a step acquisition under the purchase method of accounting. The pro forma excess of purchase price over the limited partners' capital accounts of $127.3 million was allocated to intangible assets. Accordingly, amortization of intangible assets is expected to increase in the future.

    INCOME TAXES

    As a partnership, we were generally not subject to U.S. federal, state and local income taxes, apart from the 4% New York City unincorporated business tax. As part of our restructuring to a corporation, we are subject to U.S. federal, state and local income taxes. For information on our pro forma effective tax rate as a corporation, see the pro forma consolidated information included elsewhere in this prospectus.

    ACQUISITIONS

    In the third quarter of 1998, we acquired substantially all the assets of Fowler, Rosenau & Geary, LLC (or "Fowler, Rosenau"). The acquisition was accounted for under the purchase method and the excess of cost over estimated fair value of the net assets acquired, totaling $25.8 million, was allocated to goodwill. The results of the specialist operations formerly conducted by Fowler, Rosenau have been included in our consolidated financial statements since
July 1, 1998.

    In August 1997, we admitted Ernst & Company (or "Ernst") as a limited partner in connection with our acquisition of the specialist operations of Ernst. At that time, we also acquired the specialist operations conducted by individual specialists at the firms of Homans & Co. (or "Homans") and Ware & Keelips, Inc. (or "Ware & Keelips"). In connection with these transactions, we also hired as specialists and admitted as members of LaB Investing Co. L.L.C. several individuals who had previously worked as specialists for Ernst, Homans and Ware & Keelips. These transactions were accounted for under the purchase method and the excess of cost over estimated fair value of the net assets acquired, totaling $17.2 million, was allocated to goodwill. The results of these specialist operations have been included in our consolidated financial statements since August 1, 1997.

    In July 1997, Thomas Shanley, James Stack and Mark Soltz, formerly specialists on behalf of Stern Bros., LLC (or "Stern"), were admitted as members of LaB Investing Co. L.L.C. In connection with their admission, Messrs. Shanley, Stack and Soltz contributed capital to LaB Investing Co. L.L.C. which was, in turn, contributed to LaBranche & Co. This transaction was accounted for under the purchase method and the excess of cost over estimated fair value of the net assets acquired, totaling $7.8 million, was allocated to goodwill. The results of these specialist operations have been included in our consolidated financial statements since July 1, 1997.

    RESULTS OF OPERATIONS

    The following table sets forth the statement of operations data for the periods indicated as a percentage of total revenues:

                                                                                             SIX MONTHS
                                                                                           ENDED JUNE 30,
                                                        YEAR ENDED DECEMBER 31,             (UNAUDITED)
                                                    --------------------------------    --------------------
                                                      1996        1997        1998        1998        1999
                                                    --------    --------    --------    --------    --------
REVENUES:
  Net gain on principal transactions..............    74.3%       70.7%       75.2%       78.3%       76.0%
  Commissions.....................................    20.4        22.5        21.0        20.0        17.3
  Other...........................................     5.3         6.8         3.8         1.7         6.7
                                                     -----       -----       -----       -----       -----
    Total revenues................................   100.0       100.0       100.0       100.0       100.0
                                                     -----       -----       -----       -----       -----
EXPENSES:
  Employee compensation and benefits..............    11.5        12.0        11.0        10.0        10.9
  Severance.......................................    10.8         0.4          --          --          --
  Lease of exchange memberships...................     4.9         5.5         5.2         5.3         4.0
  Interest........................................     0.7         2.3         2.8         2.9         2.1
  Exchange, clearing and brokerage fees...........     3.0         3.0         2.3         2.6         2.0
  Amortization of intangibles.....................      --         1.1         2.0         1.6         1.6
  Occupancy.......................................     0.9         0.7         0.9         0.8         0.7
  Communications..................................     1.0         1.0         0.8         0.8         0.5
  Legal and professional fees.....................     0.3         0.9         0.7         0.5         0.5
  Other...........................................     1.3         2.5         1.8         3.1         1.0
                                                     -----       -----       -----       -----       -----
  Total expenses before managing directors'
    compensation, limited partners' interest in
    earnings of subsidiary and unincorporated
    business taxes................................    34.4        29.4        27.5        27.6        23.3
  Income before managing directors' compensation,
    limited partners' interest in earnings of
    subsidiary and unincorporated business
    taxes.........................................    65.6        70.6        72.5        72.4        76.7
Managing directors' compensation..................    46.5        44.4        46.5        45.5        46.6
                                                     -----       -----       -----       -----       -----
  Income before limited partners' interest in
    earnings of subsidiary and unincorporated
    business taxes................................    19.1        26.2        26.0        26.9        30.1
Limited partners' interest in earnings of
  subsidiary......................................    19.3        21.1        20.8        20.8        20.3
                                                     -----       -----       -----       -----       -----
  Income (loss) before unincorporated business
    taxes.........................................    (0.2)        5.0         5.2         6.1         9.8
Unincorporated business taxes.....................     3.2         2.8         3.1         3.6         3.7
                                                     -----       -----       -----       -----       -----
  Net income (loss)...............................    (3.4)%       2.2%        2.1%        2.5%        6.1%
                                                     =====       =====       =====       =====       =====

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

    REVENUES

    Total revenues increased 98.5% to $103.5 million for the six months ended June 30, 1999, from $52.1 million for the same period in 1998, principally due to the increase in revenue from net gain on principal transactions. Net gain on principal transactions increased 92.7% to $78.7 million for the six months ended June 30, 1999, from $40.8 million for the same period in 1998. This increase was primarily due to an increase in share volume of our specialist stocks traded on the NYSE. This increase, in turn, was primarily due to the Fowler, Rosenau acquisition, under which we became the specialist for 76 additional common stock listings, and was due also to increased share volume as principal in our existing specialist stocks traded on the NYSE. Our share volume as principal increased 97.3% to 4.5 billion shares for the six months ended
June 30, 1999, from 2.3 billion shares for the same period in 1998.

    Commissions revenue increased 71.8% to $17.9 million for the six months ended June 30, 1999, from $10.4 million for the same period in 1998. This increase was due to an increase in share volume in which we acted as agent. This increase, in turn, was primarily due to the increase in the number of our common stock listings due to the Fowler, Rosenau acquisition, and was also due to increased share volume in our existing specialist stocks traded on the NYSE. The share volume executed by us as agent in our specialist stocks increased 73.6% to
2.0 billion shares for the six months ended June 30, 1999, from 1.1 billion shares for the same period in 1998.

    Other revenue increased 669.6% to $6.9 million for the six months ended June 30, 1999, from $902,000 for the same period in 1998. This increase was primarily due to net gains in proprietary trading of non-specialist securities.

    EXPENSES

    Total expenses before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated business taxes increased 67.4% to $24.1 million for the period ended June 30, 1999 from $14.4 million for the same period in 1998.

    Employee compensation and related expenses increased 116.1% to $11.3 million for the six months ended June 30, 1999, from $5.2 million for the same period in 1998. Our number of employees increased to 161 as of June 30, 1999, from 107 as of June 30, 1998, primarily due to the Fowler, Rosenau acquisition. As a percentage of total revenues, employee compensation increased to 10.9% of total revenues for the six months ended June 30, 1999, from 10.0% of total revenues for the same period in 1998.

    Lease of exchange membership expense increased 50.0% to $4.2 million for the six months ended June 30, 1999, from $2.8 million for the same period in 1998. This increase was due to the increase in the number of leased memberships from 32 to 44, primarily resulting from the Fowler, Rosenau acquisition, and was also due to an increase in the average annual leasing cost of the memberships from approximately $180,000 to $192,000 per membership. As a percentage of total revenues, lease of exchange memberships expense decreased to 4.0% for the six months ended June 30, 1999, from 5.3% for the same period in 1998.

    Interest expense increased 46.9% to $2.2 million for the six months ended June 30, 1999, from $1.5 million for the same period in 1998. This increase was primarily due to an increase in outstanding subordinated indebtedness of $15.0 million on June 30, 1998.

    Exchange, clearing and brokerage fees consist primarily of fees paid by us as a specialist to the NYSE and to clearing houses. Fees paid by us to the NYSE include primarily fees based on the volume of transactions executed as principal and as agent, as well as a flat annual fee. Exchange, clearing and brokerage fees expense increased 46.8% to $2.0 million for the six months ended June 30, 1999, from $1.4 million for the same period in 1998. This increase was primarily attributable to an increase in share volume.

    Amortization of intangibles increased 103.0% to $1.7 million for the six months ended June 30, 1999, from $834,000 for the same period of the prior year. Amortization of intangibles increased as a result of the Fowler, Rosenau acquisition.

    Occupancy expense consists primarily of rent on our premises, including our executive offices and our space on the NYSE floor, and depreciation on leasehold improvements. Occupancy expense increased 74.7% to $725,000 for the six months ended June 30, 1999, from $415,000 for the same period in 1998. This increase was primarily the result of the expansion of our business.

    Communications expense consists primarily of data retrieval and information services and telephone and data lines. Communications expense increased 24.5% to $538,000 for the six months ended June 30, 1999, from $432,000 for the same period in 1998. This increase was the result of additional telephone, data retrieval and informational services utilized due to the growth of our business.

    Legal and professional fees increased 75.8% to $466,000 for the six months ended June 30, 1999, from $265,000 for the same period in 1998.

    Other expenses decreased 34.0% to $1.1 million for the six months ended June 30, 1999, from $1.6 million for the same period in 1998. This was the result of payments made to Fowler, Rosenau in 1998 under a profit sharing arrangement for trading in a specialist stock. This arrangement was terminated when we acquired Fowler, Rosenau in July 1998.

    Income before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated business taxes increased 110.4% to $79.3 million for the six months ended June 30, 1999, from $37.7 million for the same period in 1998.

    Managing directors' compensation increased 103.2% to $48.2 million for the six months ended June 30, 1999, from $23.7 million for the same period in 1998 as a result of the increased profitability of the firm.

    Unincorporated business tax expense increased 99.4% to $3.8 million for the six months ended June 30, 1999, from $1.9 million for the same period in 1998 as a result of increased profitability of the firm.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUES

    Total revenues increased 86.9% to $126.4 million for 1998 from $67.6 million for 1997, due primarily to the increase in revenue from net gain on principal transactions. Net gain on principal transactions increased 98.8% to $95.0 million for 1998, from $47.8 million for 1997. This increase was primarily due to an increase in share volume. This increase in share volume, in turn, was primarily due to increased share volume as principal in our existing specialist stocks traded on the NYSE, and was also due to the increase in the number of our common stock listing due to the Fowler, Rosenau acquisition. Our share volume as principal increased 134.4% to 5.9 billion shares for 1998, from 2.5 billion shares for 1997.

    Commissions revenue increased 75.0% to $26.6 million for 1998 from $15.2 million for 1997. This increase was due to an increase in share volume in which we acted as agent. This increase, in turn, was primarily due to increased share volume in our existing specialist stocks traded on the NYSE, and was also due to the increase in the number of our common stock listings due to the Fowler, Rosenau acquisition. The share volume executed by us as agent in our specialist stocks increased 70.6% to 2.9 billion shares for 1998, from
1.7 billion shares for 1997.

    Other revenue increased 3.2% to $4.8 million for the twelve months ended December 31, 1998, from $4.6 million for the same period in 1997. This increase was primarily due to net gains in proprietary trading of non-specialist securities.

    EXPENSES

    Total expenses before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated business taxes increased 74.7% to $34.8 million for 1998, from $19.9 million for 1997.

    Employee compensation and related expenses increased 71.7% to $13.9 million for 1998, from $8.1 million for 1997. Our number of employees increased to 152 as of December 31, 1998, from 95 as of December 31, 1997, primarily due to the Fowler, Rosenau acquisition. As a percentage of total revenues, employee compensation decreased to 11.0% of total revenues for 1998, from 12.0% of total revenues for 1997.

    Severance expense was $0 in 1998 and $300,000 in 1997. We incurred severance expense during 1997 as a result of a subsequent change in the retirement package of one of our senior managing directors who retired in 1996.

    Lease of exchange membership expense increased 76.2% to $6.6 million for 1998, from $3.7 million for 1997. This increase was due to the increase in the number of leased memberships from 32 to 44, resulting from the Fowler, Rosenau acquisition, and due to an increase in the average annual leasing cost of the memberships from approximately $150,000 to $180,000 per membership. As a percentage of total revenues, lease of exchange memberships expense decreased to 5.2% for 1998, from 5.5% for 1997.

    Interest expense increased 128.4% to $3.6 million for 1998, from $1.6 million for 1997. This increase was primarily due to an increase in outstanding subordinated indebtedness to $48.1 million at December 31, 1998 from $31.4 million at December 31, 1997.

    Exchange, clearing and brokerage fees expense increased 41.9% to $2.9 million for 1998, from $2.0 million for 1997. This increase was primarily attributable to an increase in share volume.

    Amortization of intangibles increased 242.7% to $2.5 million for 1998, from $737,000 for 1997. Amortization of intangibles increased due to the Fowler, Rosenau acquisition. In addition, amortization of intangibles arising from the Ernst and Stern acquisitions was incurred for the full year of 1998 and was only incurred during the second half of 1997.

    Occupancy expense increased 141.1% to $1.1 million for 1998, from $465,000 for 1997. This increase was primarily the result of the leasing of additional office space.

    Communications expense increased 36.0% to $964,000 for 1998, from $709,000 for 1997. This increase was the result of additional telephone, data retrieval and informational services utilized due to the growth of our business.

    Legal and professional fees increased 47.7% to $916,000 for 1998, from $620,000 for 1997. This increase was primarily the result of increased legal and accounting fees due to the Fowler, Rosenau acquisition and consulting services we obtained to comply with data processing testing required by the NYSE in anticipation of the acquisition.

    Other expenses increased 39.8% to $2.3 million for 1998, from $1.6 million for 1997. This was the result of payments made to Fowler, Rosenau in 1998 under a profit sharing arrangement for trading in a specialist stock. This contractual arrangement was terminated when we acquired Fowler, Rosenau in July 1998.

    Income before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated business taxes increased 92.0% to $91.6 million for 1998, from $47.7 million for 1997.

    Managing directors' compensation increased 95.9% to $58.8 million for 1998, from $30.0 million for 1997 as a result of the increased profitability of the firm.

    Unincorporated business tax expense increased 107.3% to $3.9 million in 1998, from $1.9 million for 1997 as a result of the increased profitability of the firm.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    REVENUES

    Total revenues increased 35.5% to $67.6 million for 1997 from $49.9 million for 1996, principally due to the increase in revenue from principal transactions, net. Net gain on principal transactions increased 28.8% to $47.8 million for 1997, from $37.1 million for 1996. This increase was primarily due to an increase in share volume of our specialist stocks traded on the NYSE. This increase, in turn, was due to our acquisitions of Ernst and Stern, under which we became the specialist for 55 additional common stock listings, and was also due to increased share volume as principal in our existing specialist stocks traded on the NYSE. Our share volume as principal increased 106.3% to
2.5 billion shares for 1997, from 1.2 billion shares for 1996.

    Commissions revenue increased 49.2% to $15.2 million for 1997, from $10.2 million for 1996. This increase was primarily due to increased share volume in which we acted as an agent. This increase, in turn, resulted from the increase in number of common stock listings due to the Stern and Ernst acquisitions, and was also due to increased share volume in our existing specialist stocks traded on the NYSE. The share volume executed by us as agent in our specialist stocks increased 45.5% to 1.7 billion shares for 1997, from
1.2 billion shares for 1996.

    Other revenue increased 75.4% to $4.6 million for 1997, from $2.6 million for 1996. This increase was primarily due to net gains in proprietary trading of non-specialist securities.

    EXPENSES

    Total expenses before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated business taxes increased 16.1% to $19.9 million for 1997, from $17.2 million for 1996.

    Employee compensation and related expenses increased 41.7% to $8.1 million for 1997, from $5.7 million for 1996. Our number of employees increased to 95 on December 31, 1997 from 61 on December 31, 1996 primarily due to the Ernst and Stern acquisitions. As a percentage of total revenues, employee compensation increased to 12.0% of total revenues for 1997, from 11.5% of total revenues for 1996.

    Severance expense decreased 94.4% to $300,000 in 1997 from $5.4 million in 1996. This decrease was due to the retirement of two of our senior managing directors in 1996.

    Lease of exchange membership expense increased 51.0% to $3.7 million for 1997, from $2.5 million for 1996. This increase was due to the increase in the number of leased memberships from 20 to 32, resulting from the Ernst and Stern acquisitions, and was also due to the increase in the average annual leasing cost of the memberships from approximately $132,000 to $150,000 per membership. As a percentage of total revenues, lease of exchange membership expense increased to 5.5% for the twelve months ended December 31, 1997, from 4.9% for the same period in 1996.

    Interest expense increased 373.1% to $1.6 million for 1997, from $331,000 for 1996. This increase was primarily due to an increase in outstanding subordinated indebtedness to $31.4 million at December 31, 1997 from $2.9 million at December 31, 1996.

    Exchange, clearing and brokerage fees expense increased 34.9% to $2.0 million for 1997, from $1.5 million for 1996. This increase was primarily attributable to an increase in share volume.

    Amortization of intangibles was $737,000 for 1997 and $0 for 1996. Amortization of intangibles for 1997 resulted from the Ernst and Stern acquisitions.

    Occupancy expense increased 6.9% to $465,000 for 1997, from $435,000 for 1996.

    Communications expense increased 43.2% to $709,000 for 1997, from $495,000 for 1996.

    Legal and professional fees increased 264.7% to $620,000 for 1997, from $170,000 for 1996. This increase was primarily the result of increased legal fees incurred in connection with the Stern and Ernst acquisitions.

    Other expenses increased 154.5% to $1.6 million for 1997, from $642,000 for 1996. This was the result of payments made to Fowler, Rosenau beginning in the third quarter of 1997 under a profit sharing arrangement for trading in a specialist stock. This contractual arrangement was terminated when we acquired Fowler, Rosenau in July 1998.

    Income before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated taxes increased 45.6% to $47.7 million for 1997, from $32.8 million for 1996.

    Managing director compensation increased 29.2% to $30.0 million for 1997, from $23.2 million for 1996 as a result of the increased profitability of the firm.

    Unincorporated business tax expense increased 17.4% to $1.9 million for 1997, from $1.6 million for 1996 as a result of the increased profitability of the firm.

LIQUIDITY

    Prior to our initial note offering and our common stock offering we had financed our business primarily through partners' capital and the issuance of subordinated indebtedness. As of June 30, 1999, we had $346.1 million in assets, $38.1 million of which consisted of cash and short-term investments, which primarily consist of reverse repurchase agreements payable on short notice. As of December 31, 1998, we had $272.2 million in assets, $25.8 million of which consisted of cash and short-term investments.

    During 1999, we increased and extended our line-of-credit with The Bank of New York to $100.0 million. Amounts outstanding under The Bank of New York credit facility would be secured by our inventory in our specialist stocks and would bear interest at The Bank of New York's broker loan rate. To date, we have not utilized this facility. The credit facility matures on June 23, 2000. In addition, we have outstanding letter of credit agreements with U.S. Trust Company aggregating approximately $1.6 million, collateralized by a Treasury bill with a face value of $1.5 million and a cash balance of approximately $171,000.

    As of June 30, 1999, our subordinated debt totaled $51.2 million (excluding subordinated liabilities related to contributed exchange memberships). Of this amount, $35.0 million represented senior subordinated debt placed through several note purchase agreements. Of this $35.0 million, $20.0 million matures on September 15, 2002 and bears interest at an annual rate of 8.2%, payable on a quarterly basis; and $15.0 million matures on June 3, 2008 and bears interest at an annual rate of 7.7%, payable on a quarterly basis. These notes are senior to all other subordinated notes. Subordinated debt totaling $16.2 million represents junior subordinated debt placed with limited partners and their family members, and employees of the firm. This debt has maturities ranging from the second half of 1999 through 2000, and bears interest at an annual rate of 10.0%, payable on a quarterly basis. The agreements relating to the junior subordinated debt generally have automatic rollover provisions which extend the maturities for an additional year, unless the lender provides notice at least seven months prior to maturity. Concurrently with our initial note offering and our common stock offering, we repaid $5.0 million of the junior subordinated debt as part of the reorganization of our firm from partnership to corporate form.

    Concurrently with our initial note offering and our common stock offering, we paid $149.2 million to acquire some limited partnership interests in LaBranche & Co. and some membership interests in LaB Investing Co. L.L.C., as part of the reorganization of our firm from partnership to corporate form. At approximately the same time as our initial note offering and our common stock offering, we issued a $16.0 million note as partial payment for the acquisition of a limited partnership interest. The note will be repayable as to $6.0 million on the first anniversary of issuance, $5.0 million on the second anniversary of issuance and $5.0 million on the third anniversary of issuance, and bears interest at the annual rate of 9.5%. LaBranche & Co. also entered into a $350,000 cash subordinated loan agreement, bearing interest at an annual rate of 8.0%, as payment for the acquisition of a limited partnership interest. In addition, we repaid $1.1 million in indebtedness owed in connection with our retirement plans, which amount has been accrued in the historical consolidated statement of financial condition.

    As a broker-dealer, we are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. We are required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. NYSE Rule 326(c) also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of our total net capital to less than 150% of our required minimum capital. Moreover, broker-dealers, including us, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliates or employees, or otherwise entering into transactions which, if executed, would result in a reduction of 30% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. At June 30, 1999, we had net capital of $100.0 million, which was $96.8 million in excess of our required net capital of $3.2 million.

    The NYSE generally requires members registered as specialists to establish that they can meet, with their own net liquid assets, a minimum dollar amount which is the greater of $1,000,000 or 25% of their position requirement. As of December 31, 1998, due to the market share represented by our specialist book, the NYSE mandated that, notwithstanding the general rule, we maintain minimum net liquid assets of the greater of $90.0 million or 120% of the position requirement, adjusted by the amount of the position requirement for any new stock allocated to us as specialist. The position requirement is the ability to assume positions in our specialist stocks, of 30,000 shares of each S&P 500 common stock, 22,500 shares in all other common stocks, 4,500 shares in each convertible preferred stock and 1,800 shares in each nonconvertible preferred stock for which we act as a specialist. "Net liquid assets" for a specialist who also engages in transactions other than specialist activities is based upon its excess net capital as determined in accordance with SEC Rule 15c3-1. As of June 30, 1999, our NYSE minimum required dollar amount of net liquid assets was $91.5 million compared to actual net liquid assets of approximately
$116.3 million.

    Failure to maintain the required net capital and net liquid assets may subject us to suspension or revocation of SEC registration or suspension or expulsion by the NYSE.

    We currently anticipate that net proceeds from our initial note offering, our common stock offering and the additional contemplated indebtedness, together with our available cash resources and credit facilities, will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2000.

MARKET RISK

    A majority of our specialist related revenues are derived from trading by us as principal. We also operate a proprietary trading desk separately from our NYSE specialist operations, which represented 1.8% of our total revenues in 1998. These activities involve primarily the purchase, sale or short sale of securities for our own account. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets. In any period, we may incur trading losses in our specialist stocks for a variety of reasons, including price declines of our specialist stocks, lack of trading volume in our specialist stocks and the performance of our specialist obligations. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any downward price movement in these securities will result in a reduction of our revenues and operating profits.

    We have developed a risk management process which is intended to balance our ability to profit from our specialist activities with our exposure to potential losses. In addition, we have trading limits relating to our proprietary trading desk. For a full description of our risk management procedures and the limits placed on our proprietary trading desk, please see "Business--Risk Management" and "--Our Proprietary Trading."

    Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully or avoid trading losses.

YEAR 2000

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish between 21st century dates and 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies, including computers involved in the securities industry, may need to be upgraded to comply with such Year 2000 requirements. Otherwise, these systems could suffer system failure or miscalculations that would disrupt normal business activities. Significant uncertainty exists concerning the potential effects associated with the failure to achieve compliance with the Year 2000 requirements.

    We have made an assessment of the Year 2000 readiness of our trading-related, communications and data processing systems. We participated in the Securities Industry Association "streetwide" testing during the period of February through April 1999. We believe that our main trading-related and clearing systems are currently Year 2000 compliant. In addition, the NYSE has assured us that their information and communications systems are Year 2000 compliant. We require vendors of material hardware and software components of our information technology systems to provide oral assurances of their Year 2000 compliance. We intend to enforce these assurances from third parties to the fullest extent permitted by law.

    We cannot be sure that we will not discover Year 2000 compliance problems that will require substantial revisions. In addition, we cannot be sure that third-party software, hardware or services incorporated into our computer systems will not need to be revised or replaced. This could be time-consuming and expensive. If we fail to fix our trading-related, communications or data processing systems or to fix or replace third-party software, hardware or services on a timely basis, our business, financial condition and/or operating results could be adversely affected. Moreover, our failure to address Year 2000 compliance issues adequately in our main trading-related, communications or data processing systems could result in litigation which could be a costly and time-consuming process.

    In addition, we cannot assure you that the NYSE, trading counterparties, governmental agencies, utility companies, third-party service providers, including clearing houses and others outside our control, particularly other broker-dealers, will be Year 2000 compliant. We believe that, in the worst case scenario, the failure by any of these entities to be Year 2000 compliant would induce a systemic failure beyond our control resulting in, among other things:

    - a loss or reduction in our trading volume;

    - limitations on our ability to effectively engage in specialist activities; or

    - a prolonged telecommunications or electrical failure.

    The occurrence of any systemic failure, including those listed above, could prevent us from engaging in specialist activities and could have an adverse effect on our business, financial condition and/or operating results.

    We have devised a contingency plan in the event of a Year 2000 system related failure. After the close of business on December 31, 1999, we will back up our entire system creating a second backup system. Our staff will process December 31, 1999 trades during the period between January 1, 2000 through the open of trading on January 3, 2000, giving us 48 hours to resolve any potential problems prior to the start of trading on January 3, 2000.

    The total cost of our Year 2000 project is currently estimated to be approximately $150,000. Costs related to the project are expensed as incurred, and we have incurred approximately $125,000 of such costs as of June 30, 1999.

                                    BUSINESS

OVERVIEW

    Founded in 1924, our subsidiary, LaBranche & Co. is one of the oldest and largest specialist firms on the New York Stock Exchange. As a NYSE specialist, our role is to maintain, as far as practicable, a fair and orderly market in our specialist stocks. In doing so, we provide a service to our listed companies, and to the brokers, traders and their respective customers who trade in our specialist stocks. We believe that, as a result of our commitment to providing high quality specialist services, we have developed a strong reputation among our constituencies, including investors, members of the Wall Street community and our listed companies.

    Our business has grown considerably during the past five years. Our revenues increased from approximately $29.9 million in 1994 to $126.4 million in 1998, representing a compound annual growth rate of 43.4%. We have accomplished our growth both internally and through selective acquisitions. For example, since the NYSE implemented its new specialist allocation process in March 1997, we were selected by 43 new listed companies, resulting from 67 listing interviews. In addition, we have acquired three specialist operations since 1997, adding 131 new common stock listings to our firm. During the past five years, we have also increased the scope of our business, as illustrated by the following data obtained from the NYSE:

    - the annual dollar volume on the NYSE of stocks for which we acted as specialist increased to $950.4 billion in 1998, as compared to $112.3 billion in 1994. Based on these dollar volumes, we were the largest specialist firm in 1998 as compared to the sixth largest in 1994;

    - the annual share volume on the NYSE of stocks for which we act as specialist increased to 20.0 billion in 1998, as compared to 3.4 billion in 1994. Based on these share volumes, we were the second largest specialist firm in 1998 as compared to the fourth largest in 1994; and

              NYSE Average Daily Trading Volume from 1984 to 1998
                           (Share Volume in millions)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

NYSE AVERAGE DAILY TRADING VOLUME FROM 1984 TO 1998
1984                                                  91.2
1985                                                 109.2
1986                                                   141
1987                                                 188.9
1988                                                 161.5
1989                                                 165.5
1990                                                 156.8
1991                                                 178.9
1992                                                 202.3
1993                                                 264.5
1994                                                 291.4
1995                                                 346.1
1996                                                   412
1997                                                 526.9
1998                                                 673.6

    - the total number of our common stock listings increased to 280 as of June 30, 1999, as compared to 122 as of December 31, 1994. Based on the number of our common stock listings, we were the third largest specialist firm as of both of these dates. In addition, we act as specialist for 71 other listed securities.

    Our listed companies include:

    - 47 of the S&P 500 companies; and

    - five of the 30 companies comprising the Dow Jones Industrial Average. Our five Dow stocks are AT&T, Chevron, Exxon, Merck and Minnesota Mining & Manufacturing.

INDUSTRY BACKGROUND

THE NYSE

    The NYSE is currently the largest securities market in the world. The market capitalization of all U.S. shares listed on the NYSE increased from approximately $4.4 trillion at December 31, 1994 to approximately $10.9 trillion at December 31, 1998, representing a compound annual growth rate of 25.0%. The number of companies listed on the NYSE increased from 2,570 at the end of 1994 to 3,114 at the end of 1998.

    The NYSE's average daily trading volume increased from 91.2 million shares in 1984 to 673.6 million shares in 1998, as illustrated by the following graph:

    Trading on the NYSE takes place through open bids to buy and open offers to sell made by NYSE members, acting as principal or as agent for institutions or individual investors. Buy and sell orders meet directly on the trading floor through an auction process, and prices are determined by the interplay of supply and demand in that auction. In order to buy and sell securities on the NYSE, a person must first be accepted for membership in the NYSE. The number of memberships, or seats, is presently limited to 1,366, and the price of a membership depends on supply and demand. Based on recent transfers of memberships, the market price of a membership on the NYSE is over $2.0 million. To become a member, each prospective applicant must also pass an examination covering NYSE rules and regulations.

    NYSE members are generally categorized based upon the activities in which they engage on the trading floor, such as specialists or brokers. The largest single membership group is floor brokers, which consists of both commission brokers and independent brokers. Commission brokers are employed by broker-dealer firms that are members of the NYSE and earn salaries and commission. Independent floor brokers are brokers who independently handle orders for other broker-dealers and financial institutions.

THE SPECIALIST

    All trading of securities on the NYSE is conducted through an auction process. The auction process for each security is managed by the specialist for that security. The specialist is a broker-dealer who applies for and, if accepted, is assigned the role to maintain a fair and orderly market in its specialist stocks. The number of specialist units on the NYSE, many of which are organized as private partnerships, has decreased from 39 at December 31, 1994 to 29 at June 30, 1999. Of these, the three largest specialist units as ranked by their number of specialist stocks were responsible for approximately 41.0% of the average daily trading volume (measured by dollar volume) in 1998.

    A specialist firm is granted the franchise by the NYSE in a particular stock to conduct the auction in that security. Specialist firms conduct their auctions at specific trading posts located on the floor of the NYSE. Because the specialist firm runs the auction in its specialist stocks, it knows of all bids and offers in those stocks and gathers orders to price its stocks appropriately.

    Specialist firms compete for the original listing of stocks through an allocation process organized by the NYSE. As part of this allocation process, companies seeking a listing may select a specialist firm in one of two ways. Under the first method, the NYSE's allocation committee selects the specialist firm based on specific criteria. Under the second method, available since
March 1997, the listing company requests that the allocation committee select three to five potential specialist firms suitable for the stock, based on criteria specified by the listing company. The listing company then has the opportunity to meet with each specialist firm identified by the allocation committee. Within one week after meeting the competing specialist firms, the listing company must select a specialist firm. Currently, substantially all of the companies seeking a listing on the NYSE are opting to make the final choice of their own specialist firm under the second allocation method.

    When assigned a particular stock, the specialist firm agrees to specific obligations. The specialist firm's role is to maintain, as far as practicable, trading in the stock that will be fair and orderly. This implies that the trading will have reasonable depth and price continuity, so that, under normal circumstances, a customer may buy or sell stock in a manner consistent with market conditions. A specialist firm helps market participants achieve price improvement in their trades because the best bids and offers are discovered through the auction process. In performing its obligations, the specialist firm is exposed to all transactions that occur in each of its specialist stocks on the NYSE floor. In any given transaction, the specialist firm may act as:

    - an auctioneer by setting opening prices for its specialist stocks and by matching the highest bids with the lowest offers, permitting buyers and sellers to trade directly;

    - a facilitator bringing together buyers and sellers who do not know of each other in order to execute a trade which would not otherwise occur;

    - an agent for broker-dealers who wish to execute transactions as instructed by their customers. Typically, these orders are limit orders entrusted to the specialist at prices above or below the current market price; or

    - a principal using its own capital to buy or sell stocks for its own account.

    The specialist firm's decision to buy or sell shares of its specialist stocks as principal for its own account may be based on obligation or inclination. For example, the specialist firm may be obligated to buy or sell its specialist stock to counter short-term imbalances in the prevailing market, thus helping to maintain a fair and orderly market in that stock. At other times, the specialist firm may be inclined to buy or sell the stock as principal based on attractive opportunities. The specialist firm may trade at its election so long as the trade will contribute to a fair and orderly market. In actively-traded stocks, the specialist firm continually buys and sells its specialist stocks at varying prices throughout each trading day. The specialist firm's goal and expectation is to profit from differences between the prices at which it buys and sells these stocks. In fulfilling its specialist obligations, however, the specialist firm may, at times, be obligated to trade against the market, adversely impacting the profitability of the trade. In addition, the specialist firm's trading practices are subject to a number of restrictions, as described in "--Operations-NYSE Rules Governing Our Specialist Activities."

RECENT TRENDS IN NYSE TRADING AND THE SPECIALIST'S ROLE

    Specialist firms generate revenues by executing trades, either as agent or principal, in their specialist stocks. Accordingly, the specialist firms' revenues are primarily driven by the volume of trading on the NYSE. This volume has increased significantly in recent years. The increase in trading volume has resulted from a number of factors, including:

    - an increase in the number of households investing in stocks;

    - an increase in the amount of assets managed through retirement plans, mutual funds, annuity and insurance products, index funds and other institutional investment vehicles;

    - the increased popularity and use of computerized trading, hedging and other derivative strategies;

    - an increase in NYSE-listed stocks due to:

     - IPOs and spin-offs;

     - transfers from Nasdaq and the American Stock Exchange; and

     - an increase in listings of foreign companies;

    - higher equity portfolio turnover by individuals and institutional investors as a result of lower commission rates and other transaction costs;

    - an increase in on-line trading;

    - trading in smaller price increments;

    - an increase in the market capitalization of growth stocks; and

    - an increase in the amount of shares traded due to stock splits and stock dividends.

These factors have, in turn, been influenced by a strong U.S. economy, low interest rates and low levels of inflation. In addition, the NYSE is considering the following changes:

    - longer trading days;

    - trading in decimals; and

    - trading of foreign stocks in ordinary form side by side with their American depository receipts (ADRs).

    These changes are being considered for implementation within the next
18 months. We believe that, if instituted, these changes will likely contribute to additional growth in NYSE trading volume.

    The majority of trades in NYSE-listed stocks take place through NYSE specialist firms. In 1998, specialist firms handled approximately 84.1% of trades in NYSE-listed stocks. Trades in NYSE-listed stocks are also generally effected as follows:

    - some stocks are listed on multiple exchanges, such as regional exchanges, and trades take place on those exchanges;

    - NYSE members may trade NYSE stocks that were listed after April 26, 1979 off the NYSE in the over-the-counter market. Approximately 70.0% of the NYSE-listed stocks may be traded by NYSE members over-the-counter; and

    - non-NYSE members may trade NYSE-listed stocks off of the NYSE in over-the-counter markets.

    Technological advances have contributed to the increased trading through alternative trading systems (ATSs), such as electronic communications networks
(ECNs) and crossing systems. While the first ECN was created in 1969, most of the others currently in operation were started in the past few years. These systems electronically facilitate the matching of buy and sell orders that are entered by their network members. If a match does not occur, some ATSs will forward unfilled orders to other ATSs or to exchanges such as the NYSE. Some of these networks also allow limited negotiation between members to facilitate a match. These ATSs generally limit trades over their systems to their members, who are typically large financial institutions, well-capitalized traders or brokerage firms. Additionally, some ATSs are being developed to facilitate trading by retail investors. In April 1999, the SEC ruled that these networks are allowed, and in specified cases are required, to register and become subject to regulation as stock exchanges. To date, only one of these networks has applied to register as a stock exchange.

    The percentage of annual trading of listed stocks on the NYSE has ranged from 82.8% to 84.1% for the past five years. It is unclear, however, how the alternative trading methods and new technologies just described or that may be developed will affect the percentage of trading in listed stocks conducted on the NYSE. The NYSE has indicated that it is studying the possibility of embracing electronic communications network technology to expand trading. ATSs may be developed, organized and operated by large brokerage houses and investment banks with greater capital, better access to technology and direct access to investors. As a result, these parties may be well positioned to direct trading to these networks. These alternative trading methods may account for a growing percentage of the trading volume of NYSE-listed stocks.

    The accelerating growth of trading volume and the increase in stock prices on the NYSE in the 1990s has increased the demands upon specialists. In order to fulfill their obligations, specialists are required to execute a greater number of trades in a shorter period of time with greater price volatility. In addition, specialists are called upon to take larger positions in their specialist stocks. These factors have led to a consolidation of specialist units in the past five years. The number of specialist units on the NYSE decreased from 39 at December 31, 1994 to 29 at June 30, 1999. We believe that the specialist market is becoming increasingly dominated by a number of large, better-capitalized specialist firms which are able to provide an enhanced level of service.

LABRANCHE'S COMPETITIVE POSITION

    We are committed to providing the highest quality service to our various constituencies. We believe our success is based on the following factors:

    - LEADING POSITION IN THE SPECIALIST MARKET. We have a long-standing reputation as one of the leading specialist firms on the NYSE. We have successfully grown our business and improved our services through widely varying market conditions. As of December 31, 1998:

     - trading in the stocks for which we acted as specialist during 1998 accounted for 14.2% of the dollar volume on the NYSE. Based on this percentage, we were the largest specialist firm on the NYSE; and

     - trading in the stocks for which we acted as specialist during 1998 accounted for 12.7% of the share volume on the NYSE. Based on this percentage, we were the second largest specialist firm on the NYSE.

    - DIVERSE AND HIGH QUALITY SPECIALIST STOCKS. Our listed companies operate in a variety of industries including financial services, media, oil and gas, retail, technology and telecommunications. Many of our listed companies are leaders in their respective fields. We believe that acting as specialist in the stocks of industry leaders will benefit us as these leading companies continue to expand their businesses through internal growth and acquisitions.

    - STRONG MARKET-MAKING SKILLS. We utilize our strong market-making skills to actively trade as principal in our specialist stocks. We believe that we significantly improve liquidity in our specialist stocks, particularly during periods of market volatility. In 1998, approximately 30.4% of our trades were as principal as compared to an average of approximately 25.3% for all NYSE specialists.

    - INNOVATIVE CUSTOMER-ORIENTED SERVICES. We are committed to providing our listed companies a high level of service, in addition to our specialist functions on the trading floor. We provide our listed companies with detailed reports on the trading activity of their stocks. We also maintain frequent contact with a majority of our listed companies to discuss the trading in their stock. In addition, we were the first specialist firm to:

     - host an annual listed company conference;

     - publish a company newsletter; and

     - commission customer satisfaction surveys from our listed companies.

    - RECENT ACQUISITIONS. Since 1997, we have acquired the following three specialist operations, solidifying our position as one of the leading NYSE specialist firms:

     - Fowler, Rosenau & Geary, LLC (July 1998);

     - Ernst, Homans, Ware & Keelips (August 1997); and

     - a portion of the specialist operations of Stern Bros., LLC (July 1997).

    We have effectively employed our capital resources and skilled personnel to maximize the synergies created through consolidation. In doing so, we have succeeded in growing each of these acquired operations and enhancing their profitability.

LABRANCHE GROWTH STRATEGY:

    Our objective is to continue the growth in our revenues and profits by pursuing the following strategies:

    - AGGRESSIVELY PURSUE NEW LISTINGS. We have been and will continue to be aggressive in positioning ourselves in the NYSE allocation process. Between March 1997, when the NYSE adopted the new allocation procedure, and June 30, 1999, we participated in 67 selection pools for listed companies and were chosen by management of the listed companies in 43 of them. Recently, we were selected as specialist by Pepsi Bottling Group and Fox Entertainment, as these companies completed two of the six largest initial public offerings in the United States measured in dollars. In addition, Viacom chose us as specialist in 1999 when it transferred its listing to the NYSE, the largest transfer to the NYSE measured by market capitalization.

    - ACTIVELY PARTICIPATE IN THE CONSOLIDATION OF THE SPECIALIST INDUSTRY THROUGH SELECTIVE ACQUISITIONS. We intend to take advantage of the consolidation trend in the specialist industry by selectively pursuing acquisitions of other specialist operations. Largely due to our three recent acquisitions, we have more than doubled the number of our common stock listings from 122 at December 31, 1994 to 280 at June 30, 1999. We gained valuable experience through these transactions by effectively integrating the operations of other specialist firms with those of our own. We believe this experience will help us to:

     - identify and attract acquisition candidates; and

     - successfully integrate operations we may acquire.

    In addition, we believe that the ability to offer our publicly traded common stock as part of the purchase price for acquisitions will further help us in attracting acquisition candidates.

    - INCREASE OUR CAPITAL BASE AND EXPAND ACCESS TO CAPITAL. As a result of our initial note offering and our common stock offering, we have a more permanent capital base. We intend to proceed to strengthen our capital base to meet the increasing demands imposed by the current marketplace.

    For example, after our initial note offering and our common stock offering, our working capital increased from $123.7 million to $201.7 million. In selecting a specialist firm, listed companies often focus on the capital resources of the specialist, especially more recently as trading volumes have increased. We believe that a more permanent and stronger capital base will help us to continue our active capital utilization, thereby enhancing our reputation as an active specialist and helping us attract more new listings.

RECENT ACQUISITIONS

    In July 1998, we acquired substantially all the assets of Fowler, Rosenau & Geary, LLC, including its right to act as a specialist on the NYSE. In connection with the acquisition, the inactive members of Fowler, Rosenau were admitted to LaBranche & Co. as limited partners and the active members of Fowler, Rosenau became members of LaB Investing Co. L.L.C. The former members of Fowler, Rosenau acquired an aggregate interest in LaBranche's future profits equal to 22.4% at that time. In connection with this acquisition and with the approval of the NYSE, we became the specialist firm for an additional 76 common stock listings, including Chevron, Merck, Minnesota Mining & Minerals and Schlumberger.

    In August 1997, we admitted Ernst & Company as a limited partner in connection with our acquisition of the specialist operations of Ernst. At that time, we also acquired the specialist operations conducted by individual specialists at the firms of Homans and Ware & Keelips. In connection with these transactions, we also hired as specialists, and admitted as members of LaB Investing Co. LLC., several individuals who had been employed as specialists by Ernst, Homans and Ware & Keelips. At the time of its admission as a limited partner, Ernst acquired an interest in LaBranche & Co.'s future profits equal to 7.2% at that time. In connection with our acquisition of these specialist operations and with the approval of the NYSE, we became the specialist firm for an additional 36 common stock listings, including Exxon and Compaq.

    In July 1997, Thomas Shanley, James Stack and Mark Soltz, formerly specialists on behalf of Stern Bros., LLC, were admitted as new members of LaB Investing Co. L.L.C. In connection with their admission as members, Messrs. Shanley, Stack and Soltz contributed capital to LaB Investing Co. L.L.C. which was, in turn, contributed to LaBranche & Co. In connection with this acquisition and with the approval of the NYSE, we became the specialist firm for an additional 19 common stock listings.

OPERATIONS

NYSE RULES GOVERNING OUR SPECIALIST ACTIVITIES

    Under the NYSE rules, a specialist has a duty to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In order to fulfill its obligations, the specialist must at times trade for its own account, even when it may adversely affect the specialist's profitability. In addition, under some circumstances, the specialist is prohibited from making trades as principal in its specialist stocks. The specialist's obligations are briefly described below.

    REQUIREMENT TO TRADE AS PRINCIPAL. A specialist must buy and sell securities as principal when necessary to minimize an actual or reasonably anticipated short-term imbalance between supply and demand in the auction market. The specialist must effect these transactions when their absence could result in an unreasonable lack of continuity and/or depth in their specialist stocks. The specialist is not expected to act as a barrier in a rising market or a support in a falling market, but must use its own judgment to try to keep such price increases and declines equitable and consistent with market conditions.

    A specialist must make firm and continuous two-sided quotations that are timely and that accurately reflect market conditions. In making these quotations, the specialist's transactions are calculated to contribute to the maintenance of price continuity with reasonable depth. Following is an illustration of how a specialist acts as principal to maintain price continuity:

    The most recent sale in a listed stock was $50, the best public bid (to buy) on the specialist's book is $49 3/4, and the best public offer (to sell) on the book is $50 1/4. A broker who wants to buy 100 shares at the market in this instance without a specialist would purchase at $50 1/4, the offer price. Similarly, a broker seeking to sell 100 shares without a specialist would receive $49 3/4, the bid price. The specialist, who is expected to provide reasonable price continuity, in this case might narrow the quote spread by offering or bidding for stock for its own account. In this instance, the broker who wants to buy 100 shares might buy at $50 1/16 from the specialist, as opposed to buying the same amount of shares from the best offer of $50 1/4, thereby offering price improvement to the customer. In the next trade, a broker willing to sell 100 shares might sell to the specialist at $50, as opposed to selling to the best available bid of $49 3/4, again achieving price improvement for the customer.

    TRADING RESTRICTIONS. In trading for its own account, the specialist must avoid initiating a market-destabilizing transaction. All purchases and sales must be reasonably necessary to permit the specialist to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In addition, the specialist must comply with the following trading requirements:

    - A specialist must first satisfy a customer's market buy order (an order to buy at the prevailing market price) before buying any stock for its own account. Similarly, a specialist must first satisfy a customer's market sell order (an order to sell at the prevailing market price) before selling any stock for its own account.

    - A specialist must first satisfy a customer's limit order held by it before buying or selling at the same price for its own account. A limit order is an order either to buy only at or below a specified price, or to sell only at or above a specified price. A specialist may not have priority over any customer's limit order. A specialist, however, may buy or sell at the same price as a customer limit order as long as that limit order is executed first.

    - If a public buyer wants to buy at a particular price and a seller wants to sell at the same price, the buyer and seller trade directly with each other, and the specialist should not interfere in the transaction.

    - The specialist does not charge commissions for trades in which it acts as a principal.

    - Except in some circumstances in less active markets, the specialist may not, without permission from an NYSE official, initiate destabilizing trades for its own account which cause the stock price to rise or fall.

    - Any transactions by the specialist for its own account must be effected in a reasonable and orderly manner in relation to the condition of the general market, the market in the particular stock and the adequacy of the specialist's position to the immediate and reasonably anticipated needs of the market.

    In addition, the specialist cannot be in a control relationship with any of its listed companies. This means a specialist may not acquire more than 5% of any common or preferred issue of its specialist stocks and may not own 10% or more of any common or preferred stock. A specialist should not hold any position as an officer or director or receive payments or loans or engage in business transactions with any of its listed companies.

RISK MANAGEMENT

    Because our specialist activities expose our capital to significant risks, managing these risks is a constant priority for us. Our central role in the auction process helps us to reduce risks by enabling us to incorporate up-to-date market information in the management of our inventory, subject to our specialist obligations. In addition, we have developed a risk management process which is designed to balance our ability to profit from our specialist activities with our exposure to potential losses. Our risk management process includes as participants our executive operating committee, our floor management committee, our floor team captains and our specialists. These parties' roles are described as follows:

    EXECUTIVE OPERATING COMMITTEE. Our executive operating committee is composed of Michael, LaBranche, Vincent J. Flaherty, Alfred O. Hayward, Jr., Michael J. Naughton, James G. Gallagher and John O. Pickett. This committee is responsible for approving all risk management policies and trading guidelines for particular specialist stocks, after receiving input and proposals by the floor management committee. In addition, our executive operating committee reviews all unusual situations reported to it by our floor management committee.

    FLOOR MANAGEMENT COMMITTEE. Our floor management committee is composed of Messrs. Flaherty Hayward, Naughton, Gallagher and Pickett. This committee is responsible for formulating and overseeing our overall risk management policies and risk guidelines for each of our specialist stocks. In arriving at these policies and guidelines, our floor management committee considers the advice and input of our floor team captains. Our floor management committee meets with all floor team captains no less than once a month to review and, if necessary, revise the risk management policies for our company as a whole and/or for particular specialist stocks. In addition, a member of our floor management committee is always available on the trading floor to review and assist with any unusual situations reported by a captain. Our floor management committee reports to our executive operating committee about each of these situations.

    FLOOR TEAM CAPTAINS. We have seven floor team captains who monitor the activities of our specialists throughout the trading day from various positions at our trading posts. The captains observe trades and constantly review trading positions in real-time through our information systems. In addition, the captains are readily available to assist our specialists in determining when to deviate from our policies and guidelines to react to any unusual situations or market conditions. The captains must report these unusual situations to management, including any deviations from our policies and guidelines. Captains meet with each specialist at least once a week to evaluate the specialist's adherence to our risk management policies and guidelines. Captains also meet among themselves at least twice weekly to review risk policies and guidelines and, if appropriate, make new recommendations to the floor management committee.

    SPECIALISTS. Our specialists conduct auctions based upon the conditions of the marketplace. In doing so, specialists should observe our risk management policies and guidelines as much as practicable. Specialists must immediately notify a captain of any unusual situations or market conditions requiring a deviation from our policies and guidelines.

    We rely heavily on our information systems in conducting our risk management. Management members and captains must constantly monitor our positions and transactions in order to mitigate our risks and identify troublesome trends as they occur. We have invested substantial capital in real-time, on-line systems which give management instant access to specific trading information at any time during the trading day, including:

    - our aggregate long and short positions;

    - the various positions of any one of our trading professionals;

    - our overall position in a particular stock;

    - capital and profit-and-loss information on an aggregate, per specialist or per issue basis; and

    - average position size.

    CIRCUIT BREAKER RULES. The NYSE has instituted certain circuit breaker rules intended to halt trading in all NYSE-listed stocks in the event of a severe market decline. The circuit breaker rules impose temporary halts in trading when the Dow Jones Industrial Average drops a certain number of points. Circuit breaker levels are set quarterly at 10, 20 and 30 percent of the Dow Jones Industrial Average closing values of the previous month, rounded to the nearest 50 points.

LISTED COMPANY SERVICES

    We are committed to providing our listed companies with a high level of service, in addition to our specialist functions on the trading floor. We have a Corporate Relations Department, consisting of five full-time employees and one independent consultant devoted to serving our listed companies. The most important function of the Corporate Relations Department is to provide current information to the listed companies. Upon request, our Corporate Relations Department provides our listed companies with the following reports:

    - daily reports on the trading results of their stock;

    - real-time data regarding intra-day trading activity in their stock; and

    - weekly, monthly and yearly reports which analyze short and long term trading trends in their stock.

    In addition to providing trading information, we help to educate our listed companies on general market trends. We organize annual educational conferences that review trends in the securities industry and NYSE trading. We also publish for and distribute to our listed companies a periodic newsletter that reviews market trends. Finally, we survey our specialist companies annually on the quality of our services, and use the information obtained in these surveys to continually improve our services.

NYSE MEMBERSHIPS

    NYSE memberships are granted only to individuals, and each individual specialist must own or lease an NYSE membership. We have 48 specialists, each of whom owns or leases a membership under the following arrangements:

    - 10 memberships are owned directly by 10 of our specialists;

    - four are owned by specialists and were financed by us, or by Fowler, Rosenau prior to the Fowler, Rosenau acquisition; and

    - 34 are leased by 34 of our specialists from other individual members, and we pay and guarantee the lease payments.

OUR INFORMATION AND COMMUNICATIONS SYSTEMS AND THE NYSE'S SUPER-DOT SYSTEM

    As a self-clearing broker-dealer, we have made significant investments in our trade processing systems. Our use of and dependence on technology have allowed us to maintain our significant growth over the past several years. In addition to using consultants who primarily service the specialist industry, we have an in-house information technology staff. We currently clear an average of 33,000 principal trades per day. We do not clear trades for third parties. Our information systems send and receive data from the NYSE through a dedicated data feed.

    Our systems enable us to monitor, on a real-time basis, our profits and losses along with our trading positions. The NYSE supplies us with specialist position reporting system terminals both on the trading floor and in our offices. These terminals allow us to monitor our trading profits and losses as well as our positions. We have also developed software that allows us to monitor these items in the event that the NYSE-provided systems fail.

    We have established a back-up disaster recovery center in Hoboken, NJ in the event of a local disaster. The back-up system operates as a mirror image of our primary computer system in New York City as we have a direct connection between the two sites which we utilize to back-up all data on an hourly basis. On a regular basis, we test both systems to assure that they are fully operational.

    In executing trades on the NYSE, we receive electronic orders from the Super-DOT system, an order routing system operated by the NYSE. The Super-DOT System is designed to handle individual orders of up to 100,000 shares and is essentially an electronic broker. Orders that originate through the Super-DOT system are routed directly to us through our computer system at the NYSE. When we receive an order from the Super-DOT system, we conduct the same auction process and we are subject to the same obligations as with any other order.

    Our information technology staff has developed software which enables our corporate relations staff and our specialists to share information with each other regarding upcoming company and industry conferences. In addition, we monitor each of our specialist stocks intra-day to see if there are any significant price and/or volume variances of which we should alert the listed company. This has proven to be a valuable customer service tool.

OUR PROPRIETARY TRADING

    In 1995, we initiated a proprietary trading program, seeking to leverage our trading and market experience. Our strategy is short-term oriented, and most of our positions are intra-day and not held overnight. Four of our traders focus primarily on stocks listed on the NYSE. A fifth trader focuses entirely on listed futures and options on both United States Treasury obligations and Eurodollars. In 1998, we derived less than 2.0% of our revenues from our proprietary trading and we have averaged less than 3.0% over the past three fiscal years; in the first six months of 1999, we derived approximately 4.7% of our revenues from our proprietary trading. Our proprietary trading desk utilizes a Windows NT based trade reporting system which captures all trades executed by the trading desk and marks all positions to market. We are not permitted to trade in stocks for which we act as specialist.

    We have taken the following actions to manage the risks associated with our proprietary trading:

    - for 1999, we have limited our capital commitment for our proprietary trading to an aggregate maximum of $22.0 million per day and overnight positions of up to $13.5 million per day;

    - each of our proprietary traders have specific trading limits, which may not be exceeded without the approval of executive management. Our most experienced trader may invest up to $12.0 million per day and may hold overnight positions up to $1.5 million. Each of our other traders have daily investment limits of $5.0 million or less and overnight investment limits of $3.0 million or less, depending on their experience;

    - the positions of our futures and options traders are monitored by an in-house model that measures potential intra-day risk as well as actual dollar exposure; and

    - one of our managing directors who is not involved in our proprietary trading program serves as the risk manager for that program. He oversees all of our proprietary trading and has the authority to instruct the proprietary trading desk to liquidate positions or otherwise reduce risk. He reports directly to Michael LaBranche, our Chairman, Chief Executive Officer and President.

SPECIALIST COMPANIES

    As of June 30, 1999, we acted as specialist for 280 common stocks listed on the NYSE. Our listed companies operate in a variety of industries including financial services, media, oil and gas, retail, technology and telecommunications. They ranged in market capitalization from some of the smallest on the NYSE to some of its largest and well-known corporations. We also represent 44 foreign listings on the NYSE. The following is a list of our top 50 listed companies in terms of market capitalization as of June 30, 1999 in order of their respective global market capitalization:

Lucent Technologies                    Kroger
Exxon                                  Household International
AT&T                                   Suntrust Banks
Merck                                  Lowes Companies
SBC Communications                     CVS
Glaxo Wellcome                         Istituto Bancario San Paolo di
                                         Torino Istituto Mobiliare Italiano
Tyco International                       Equant

SmithKline Beecham                     Firstar
Chevron                                Fox Entertainment Group
ING Groep                              Bestfoods
Medtronic                              Australia & New Zealand
MediaOne Group                           Banking Group
The Gap                                TNT Post Group
Taiwan Semiconductor                   Computer Sciences Corporation
  Manufacturing                        Capital One Financial
Compaq                                 Tribune Company
TOTAL Fina                             PPG Industries
Minnesota Mining &                     Conseco
  Manufacturing                        Circuit City Stores
Schlumberger                           Comerica
Koninklijke Philips Electronics        Archer-Daniels Midland
ABN AMRO Holding                       Bank of Ireland Group
The News Corporation                   Public Service Enterprise Group
Viacom                                 Entergy
US West                                Dollar General
Atlantic Richfield
National Australia Bank
Royal PTT Nederland

MARKETING

    It is a priority for our management to proactively identify potential listing companies before the allocation process begins. We contact these companies and commence our marketing efforts upon determining that they are considering listing on the NYSE. Our marketing efforts typically consist of members of our management group visiting with the companies that are considering listing on the NYSE and describing our services. We also provide written literature describing our operations, our listed companies, our 75-year history as a specialist firm and our industry in general.

REGULATORY MATTERS

GENERAL

    The securities industry in the United States, including all broker-dealers, is subject to extensive regulation under both federal and state laws. In addition, the SEC and the NYSE require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets.

    As a broker-dealer, we are subject to regulations concerning operational and financial aspects of our business. We are subject to extensive registration requirements with various government entities and self-regulatory organizations, commonly referred to as SROs, with which we must comply before we can conduct our business. We are also subject to laws, rules and regulations forcing us to comply with financial reporting requirements, trade practices, capital structure requirements, and record retention requirements governing the conduct of our directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business.

    As a NYSE specialist firm, we are under constant review by the NYSE on all aspects of our operations and financial condition. As part of the price discovery mechanism implemented by the

NYSE, every specialist transaction is published immediately on the tape and is broadcast worldwide. The NYSE also employs sophisticated monitoring and stringent rules approved by the SEC. The NYSE's Market Surveillance Division examines specialists' trading in all stocks, every trading day, including specialists' decisions to trade or to not trade as principal.

NET CAPITAL REQUIREMENTS

    As a broker-dealer, we are subject to SEC Rule 15c3-1, which requires minimum net regulatory capital. We are required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of our aggregate indebtedness, as defined. At June 30, 1999, our net capital, as defined by this rule, was approximately $100.0 million and exceeded minimum requirements by approximately $96.8 million.

    The NYSE also requires members registered as specialists to establish that they can meet, with their own net liquid assets, a minimum dollar amount which is the greater of $1,000,000 or 25% of their position requirement. As of December 31, 1998, due to the market share represented by our specialist book, the NYSE mandated that, notwithstanding the general rule, we maintain minimum net liquid assets of the greater of $90.0 million, adjusted by the amount of the position requirement for any new stock allocated to us as specialist or 120% of the position requirement. Our position requirement is the ability to assume positions in stock in which we are registered, of 30,000 shares of each S&P 500 common stock, 22,500 shares in all other common stocks, 4,500 shares in each convertible preferred stock and 1,800 shares in each nonconvertible preferred stock in which we are a specialist. "Net liquid assets" for a specialist firm that also engages in transactions other than specialist activities is based upon its excess net capital as determined in accordance with SEC Rule 15c3-1. As of June 30, 1999, our NYSE minimum required dollar amount of net liquid assets was $91.5 million compared to actual net liquid assets of approximately
$116.3 million.

    Failure to maintain the required net capital and net liquid assets may subject us to suspension or revocation of SEC registration or suspension or expulsion by the NYSE.

COMPETITION

    We obtain each of our new listings on the NYSE by participating in an allocation process. As part of this process, either the allocation committee of the NYSE or the listing company chooses the specialist firm. We compete with other specialist firms based on a number of factors, including:

    - the strength of our capital base;

    - our willingness to commit our own capital and trade for our own account while conducting our specialist operations; and

    - the ancillary services we offer our specialist companies, such as providing information on the trading activities in their stocks.

    The following is a list of the top ten specialist units as of June 30, 1999, based on their number of common stock listings:

    - Spear, Leeds & Kellogg

    - Fleet Specialists, Inc.

    - LaBranche & Co.

    - Wagner, Stott, Mercator LLC

    - Robb Peck McCooey Specialist Corp.

    - Bear/Hunter Specialists, LLC

    - Henderson Bros., Inc.

    - CMJ Partners LLC

    - MJ Meehan & Co., LLC

    - Fagenson & Co.

    The competition for obtaining new listed companies is intense. We expect competition to continue and intensify in the future. Some of our competitors may have significantly greater financial resources than we have and may also have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listed company requirements. They may also be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from the consolidation may have a stronger capital position. This trend has intensified the competition in our industry. We cannot be sure that we will be able to compete effectively with our current or future competitors. We also cannot be sure that the competitive pressures we face will not have an adverse effect on our business, financial condition and/or operating results.

    NYSE-listed stocks may be traded:

    - by NYSE members over-the-counter as long as the stocks were listed after April 26, 1979. Approximately 70.0% of the NYSE-listed stocks may be traded by NYSE members over-the counter; and

    - by non-NYSE members over-the-counter.

    Technological advances have also contributed to the recent emergence of trading through alternative trading systems, such as electronic communication networks and crossing systems. In April 1999, the SEC ruled that alternative trading systems can apply and, in specified cases, are required to register as stock exchanges, subject to regulation as a stock exchange. This would enable NYSE members to trade all NYSE-listed stocks on these networks, regardless of when the stocks were originally listed. These networks may be developed, organized and operated by large brokerage houses and investment banks with greater capital, better access to technology and direct access to investors. As a result, these parties may be well-positioned to direct trading to these networks. These alternative trading systems may adversely affect the trading of NYSE-listed stock through specialists on the NYSE. That, in turn, would have an adverse effect on our business.

    The NYSE faces competition from Nasdaq for new listings. Nasdaq continues to grow and gain in popularity, attracting companies which might otherwise have listed on the NYSE. In recent years in particular, many high technology companies have opted to be quoted on Nasdaq, even though many of them would have qualified for NYSE listing. If more companies decide to be quoted on Nasdaq as opposed to listing their stocks on the NYSE, trading volume on the NYSE could be adversely affected.

EMPLOYEES

    As of June 30, 1999, we had 161 full-time employees, including 36 managing directors, with:

    - 48 specialists, including 34 managing directors;

    - five traders in our proprietary trading department;

    - 85 trading assistants;

    - five Corporate Relations Department employees; and

    - 18 management, administration and finance staff, including two managing directors.

    Our employees are not covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage. We consider our employee relations to be good.

    Following our reorganization and the completion of our initial note offering and our common stock offering, three of our managing directors retired from our firm.

PROPERTIES

    Currently, our main offices are located at One Exchange Plaza, New York New York. We lease approximately 23,500 square feet at this location. In 1999, our lease payment will total $684,000. This lease expires in 2008. We also lease two trading posts on the floor of the NYSE.

LEGAL PROCEEDINGS

    We are not a party to any legal proceedings.

                                   MANAGEMENT

OUR EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of LaBranche & Co Inc., and their ages and positions, are:

NAME                                                AGE                         POSITION
----                                              --------                      --------
Michael LaBranche...............................     44      Chairman, Chief Executive Officer and
                                                             President
James G. Gallagher..............................     52      Executive Vice President and Director
Alfred O. Hayward, Jr...........................     51      Executive Vice President and Director
S. Lawrence Prendergast.........................     58      Executive Vice President, Finance and Director
Vincent J. Flaherty.............................     54      Senior Vice President, Floor Operations
Michael J. Naughton.............................     53      Senior Vice President, Specialist Operations

    MICHAEL LABRANCHE has been our Chairman and Chief Executive Officer and a member of our executive committee since our inception in June 1999 and our President since August 1999. Mr. LaBranche has served as Chief Executive Officer of LaBranche & Co. since 1996 and has been a specialist with LaBranche & Co. since 1977. Mr. LaBranche has served on the management committee and executive operating committee of LaBranche & Co. since 1988 and as the chairman of the executive operating committee of LaBranche & Co. since 1996. He currently is a Governor of the NYSE and is a member of the NYSE's Market Performance Committee.

    JAMES G. GALLAGHER has been our Executive Vice President and a director and a member of our executive committee since our inception. Mr. Gallagher has served as the Executive Vice President and a member of the executive operating committee of LaBranche & Co. since 1998. Prior to July 1998, Mr. Gallagher was a specialist and managing partner with Fowler, Rosenau since 1980. Mr. Gallagher is currently a NYSE Senior Floor Official. Mr. Gallagher has also served for six years as a NYSE Floor Governor.

    ALFRED O. HAYWARD, JR. has been our Executive Vice President and a director and member of our executive committee since our inception. Mr. Hayward has been a specialist with LaBranche & Co. since 1983 and was appointed to the executive operating committee of LaBranche & Co. in 1994. He currently sits on the NYSE Arbitration Panel and is involved with NYSE education programs. Mr. Hayward has served as a NYSE Floor Official and has also served as the Chairman of the Allocation Committee.

    S. LAWRENCE PRENDERGAST has been our Executive Vice President, Finance and a director since July 1999. Prior to July 1999, Mr. Prendergast was the Chairman and CEO of AT&T Investment Management Corp. since May 1997. Prior to 1997,
Mr. Prendergast was the Vice President and Treasurer of AT&T for 14 years.
Mr. Prendergast currently is a director of AT&T Investment Management Corp., a money management subsidiary of AT&T.

    VINCENT J. FLAHERTY has been our Senior Vice President since our inception. Mr. Flaherty has been a specialist with LaBranche & Co. since 1997. Prior to joining our specialist firm, Mr. Flaherty was the managing partner of Homans, which he joined in 1963.

    MICHAEL J. NAUGHTON has been our Senior Vice President since our inception. Mr. Naughton has been a specialist with LaBranche & Co. since 1979 and was appointed to the executive operating committee of LaBranche & Co. in 1990.

BOARD COMMITTEES

    The audit committee of our board of directors will be established as soon as practicable and will review, act on and report to our board of directors with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of our annual audits, fees to be paid to our auditors, the performance of our independent auditors and our accounting practices. The audit committee will be comprised solely of independent directors.

    The compensation committee of our board of directors will be established as soon as practicable and will recommend, review and oversee salaries, bonuses, benefits and equity incentives for our employees, consultants and directors. The compensation committee will also administer our incentive compensation plans. The compensation committee will be comprised of a majority of independent directors.

DIRECTOR COMPENSATION

    We intend to elect two non-employee directors as soon as practicable. It is anticipated that non-employee directors will receive an annual retainer, attendance fees for board and committee meetings plus options to purchase our common stock. Our employee directors will not receive any additional compensation for serving on our board or any committee of our board.

EXECUTIVE COMPENSATION

    Historically, our managing directors have all been members of LaB Investing Co. L.L.C., the general partner of LaBranche & Co. The aggregate amount of compensation received by all our managing directors generally approximated LaB Investing Co. L.L.C.'s interest in LaBranche & Co.'s income before managing directors' compensation. These payments of compensation have been allocated among our managing directors based on the managing directors' respective percentage interests in the profits of LaB Investing Co. L.L.C. Following our initial note offering and our common stock offering, we conduct business in corporate form. As a result, we believe that historical data does not provide a meaningful basis for evaluating anticipated executive compensation following our initial note offering and our common stock offering.

    The following table sets forth the annual salary we intend to pay during fiscal 1999 our Chief Executive Officer and our four other executive officers named under "--Our Executive Officers and Directors" (the "Named Executive Officers") who acted as executive officers during fiscal 1998. The Named Executive Officers will also be entitled to participate in our Annual Incentive Plan. Under this plan, a compensation pool of up to 30% of our pre-tax income will be set aside for our managing directors and other employees. The amounts payable under the Annual Incentive Plan to the Named Executive Officers will be dependent on our operating results and upon the overall performance of the Named Executive Officers, as determined by the compensation committee of our board of directors. In addition, the Named Executive Officers will be entitled to participate in our Equity Incentive Plan. Our Annual Incentive Plan and Equity Incentive Plan are described below under "Incentive Awards to Our Employees."

NAME AND PRINCIPAL POSITION                                     YEAR     ANNUAL SALARY (1)
---------------------------                                   --------   -----------------
Michael LaBranche...........................................    1999          $250,000
  Chairman, Chief Executive Officer and President
James G. Gallagher..........................................    1999           250,000
  Executive Vice President
Alfred O. Hayward, Jr.......................................    1999           250,000
  Executive Vice President
Vincent J. Flaherty.........................................    1999           250,000
  Senior Vice President, Floor Operations
Michael J. Naughton.........................................    1999           250,000
  Senior Vice President, Specialist Operations

------------------------

(1) The actual salary paid to the Named Executive Officers will be a prorated portion of these amounts for fiscal 1999.

    The following table sets forth the number of shares issuable upon the exercise of options granted to our executive officers under our Equity Incentive Plan upon completion of our common stock offering. These options have an exercise price of $14, the initial public offering price, and are not currently exercisable.

NAME                                                          SHARES UNDERLYING OPTIONS
----                                                          -------------------------
Michael LaBranche...........................................           500,000
James G. Gallagher..........................................           250,000
Alfred O. Hayward, Jr.......................................           100,000
S. Lawrence Prendergast.....................................           200,000
Vincent J. Flaherty.........................................            50,000
Michael J. Naughton.........................................           100,000

              EMPLOYMENT AGREEMENTS AND NONCOMPETITION AGREEMENTS

    As part of the reorganization of our firm from partnership to corporate form, our managing directors, all of whom are members of LaB Investing Co. L.L.C., exchanged their membership interests in LaB Investing Co. L.L.C. for shares of our common stock. We have entered into employment agreements, pledge agreements and agreements regarding noncompetition and other covenants with all members who continue as managing directors after our common stock offering, including each managing director who is a member of our board of directors or is an executive officer. We have also entered into an employment agreement and noncompetition agreement with our Executive Vice President, Finance. The material terms of the employment, noncompetition and pledge agreements are described below. You should refer to the exhibits that are a part of the registration statement for copies of the forms of these agreements. See "Available Information."

THE EMPLOYMENT AGREEMENTS

    Each employment agreement, other than the employment agreement with our Executive Vice President, Finance, has an initial term of three to five years, requires the managing director to devote his or her entire working time to our business and affairs and is terminable on 90 days' notice by either party. The employment agreement with our Executive Vice President, Finance, has an initial term of one year, requires him to devote his time as is reasonable necessary for him to perform his duties and responsibilities and is terminable on 30 days' notice by either party.

THE NONCOMPETITION AGREEMENTS

    Each noncompetition agreement contains the following provisions:

    CONFIDENTIALITY. Each managing director and each executive officer is required to protect and use "confidential information" in accordance with the restrictions which we place on its use and disclosure.

    NONCOMPETITION. During employment and until the later of 12 months following termination of employment with us or the fifth anniversary of our common stock offering, a managing director or executive officer may not:

    - form, or acquire a 5% or greater ownership, voting or profit participation interest in, any competitive enterprise; or

    - associate with any competitive enterprise and in connection with such association engage in, or directly or indirectly manage or supervise personnel engaged in, any business activity that is related to his or her activities with us.

For this purpose, a "competitive enterprise" is any business enterprise that engages in activity, or owns or controls a significant interest in an entity that engages in activity that competes, directly or indirectly, with any activity in which we are engaged. These activities include, without limitation, specialist services and/or securities brokerage, sales, lending, custody, clearance, settlement or trading.

    NONSOLICITATION. During employment and until the later of 12 months following termination of employment with us or the fifth anniversary of our common stock offering, a managing director or executive officer may not, directly or indirectly:

    - solicit any of our listed companies;

    - interfere with or damage any relationship between us and any of our listed companies or prospective allocated companies; or

    - solicit any of our employees to apply for, or accept employment with, any competitive enterprise.

    TRANSITION ASSISTANCE. The noncompetition agreements also provide that each managing director and each executive officer will take all actions and do all things reasonably requested by us during a 90-day transition period following termination of employment to maintain the business, goodwill and business relationships in which or with which he or she was previously involved on our behalf.

    LIQUIDATED DAMAGES. If a managing director breaches the noncompetition or nonsolicitation provisions of the noncompetition agreement before the later of 12 months following termination of employment with us or the fifth anniversary of the date of the completion of our common stock offering, then he or she will be liable for liquidated damages in an amount equal to 75% of the aggregate value of the common stock and cash received by that managing director from us in exchange for his or her membership interest in LaB Investing Co. L.L.C. The noncompetition agreement with our Executive Vice President, Finance does not provide for the payment of liquidated damages.

THE PLEDGE AGREEMENTS

    Under each managing director's pledge agreement, the liquidated damages obligations under each noncompetition agreement are secured by a pledge of common stock with an initial value equal to 100% of the liquidated damages amount. The pledge agreement will terminate with respect to a managing director on the earliest to occur of:

    - the death of the managing director;

    - the fifth anniversary of the date of the completion of our common stock offering; or

    - payment in cash or other satisfaction by the managing director of all liquidated damages incurred.

NONEXCLUSIVITY AND ARBITRATION

    The liquidated damages and pledge arrangements discussed above are not exclusive of any injunctive relief to which we may be entitled for a breach of a covenant against competition or solicitation. Prior to and after the expiration of the pledge agreements, we will be entitled to all available remedies for a breach of the noncompetition agreements. The employment and noncompetition agreements generally provide that any disputes thereunder will be resolved by binding arbitration.

                       INCENTIVE AWARDS TO OUR EMPLOYEES

THE EQUITY INCENTIVE PLAN

    The following is a description of the material terms of the LaBranche &
Co Inc. Equity Incentive Plan, which became effective prior to the closing of our common stock offering. You should, however, refer to the exhibits that are a part of the registration statement relating to our common stock offering for a copy of the Equity Incentive Plan. See "Available Information."

    Immediately prior to the closing of our common stock offering, we granted
(1) options to purchase an aggregate of 1,200,000 shares of our common stock at the initial public offering price to our executive officers and (2) restricted stock units for 1,059,000 shares of common stock to our employees who are not managing directors. Subject to continuing service with the firm and certain other conditions, the initial grant of options will generally become exercisable in three equal annual installments commencing on the first anniversary of the date of the grant and restricted stock units will generally vest in three equal annual installments commencing on the third anniversary of the grant date.

    TYPES OF AWARDS. The Equity Incentive Plan provides for grants of options to purchase shares of common stock, including options intended to qualify as incentive stock options ("ISOs") (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), and options which do not qualify as ISOs ("NQSOs"), restricted shares of our common stock, restricted stock units, the value of which is tied to shares of our common stock and other equity-based awards related to our common stock.

    AVAILABLE SHARES. A maximum of 4,687,500 shares of our common stock has been reserved for issuance under the Equity Incentive Plan. The number, class and exercise price per share will be adjusted proportionately or as otherwise appropriate to reflect any increase in, decrease in, or exchange of the outstanding shares of our common stock through merger, consolidation, recapitalization, reclassification, stock split, reverse stock split, stock dividend or similar corporate transaction. These shares may be authorized but unissued shares of our common stock or issued shares of our common stock held in our treasury or otherwise acquired for the purposes of the Equity Incentive Plan. New awards may be granted under the Equity Incentive Plan with respect to shares of our common stock covered by any award that terminates or expires by its terms (by cancellation or otherwise) or with respect to shares of our common stock that are withheld or surrendered to satisfy a recipient's income tax or other withholding obligations or tendered to pay the purchase price of any award.

    The maximum number of shares of our common stock with respect to which options, restricted stock, restricted stock units or other equity-based awards may be granted under the Equity Incentive Plan during any calendar year to any employee may not exceed 500,000 shares, subject to adjustment upon certain corporate transactions (as described above).

    ELIGIBILITY. Awards under the Equity Incentive Plan may be granted to any of our directors, officers, managing directors or other employees, including any prospective employee, and to any of our advisors or consultants selected by the compensation committee of our board of directors.

    ADMINISTRATION. The Equity Incentive Plan, currently administered by our board of directors, will be administered by the compensation committee of our board of directors once the compensation committee is established. The compensation committee will have full discretion and authority to make awards under the Equity Incentive Plan, to apply and interpret the provisions of the Equity Incentive Plan and to take such other actions as may be necessary or desirable in order to carry out the provisions of the Equity Incentive Plan. The determinations of the compensation committee on all matters relating to the Equity Incentive Plan and the options, restricted stock, restricted stock units and other equity-based awards granted thereunder will be final, binding and conclusive.

    STOCK OPTIONS. The compensation committee may grant ISOs and NQSOs in such amounts and subject to such terms and conditions as it may determine. The exercise price of an option granted under the Equity Incentive Plan will not be less than the fair market value of our common stock on the date of grant (as determined under the plan). Unless sooner terminated or exercised, options will generally expire ten years from the date of grant. Payment for shares acquired upon the exercise of an option may be made (as determined by the compensation committee) in cash and/or such other form of payment as may be permitted from time to time, which may include previously-owned shares of our common stock or pursuant to a broker's cashless exercise procedure. Except as otherwise permitted by the compensation committee, no option may be exercised more than 30 days after termination of the optionee's service (or, if the optionee's service is terminated by reason of disability or death, one year thereafter). If an optionee's employment is terminated for cause, options held by such optionee, immediately terminate. An optionee will not have any of the rights of a stockholder with respect to shares subject to an option until the issuance of such shares.

    RESTRICTED STOCK. The compensation committee may grant restricted shares of our common stock in amounts, and subject to terms and conditions (such as time vesting and/or performance-based vesting criteria) as it may determine. Generally, prior to vesting, the recipient will have the rights of a stockholder with respect to the restricted stock, subject to any restrictions and conditions as the compensation committee may include in the award agreement.

    RESTRICTED STOCK UNITS. The compensation committee may grant restricted stock units, the value of which is tied to shares of our common stock, in amounts, and subject to terms and conditions, as the compensation committee may determine. Recipients of restricted stock units have only the rights of our general unsecured creditors and no rights as a stockholder until the common stock referenced by the restricted stock units is delivered to the recipient.

    OTHER EQUITY-BASED AWARDS. The compensation committee may grant other types of equity-based awards related to our common stock under the Equity Incentive Plan, including the grant of unrestricted shares of our common stock and stock appreciation rights, in amounts and subject to terms and conditions as the compensation committee may determine. These awards may involve the transfer of actual shares of common stock or the payment in cash or otherwise of amounts based on the value of shares of our common stock.

    CHANGE IN CONTROL. The compensation committee may provide, in any award agreement, for provisions relating to a "change in control" of us or any of our subsidiaries or affiliates, including, without limitation, the acceleration of the exercisability of, or the lapse of restrictions with respect to, the award.

    NONASSIGNABILITY. Except to the extent otherwise provided in an award agreement or approved by the compensation committee with respect to NQSOs, no award granted under the Equity Incentive Plan will be assignable or transferable other than by will or by the laws of descent and distribution and all awards will be exercisable during the life of a recipient only by the recipient or his or her legal representative.

    AMENDMENT AND TERMINATION. The Equity Incentive Plan may be amended or terminated at any time by our board of directors, subject, however, to stockholder approval in the case of certain material amendments, such as an increase in the number of shares available under the Equity Incentive Plan or a change in the class of individuals eligible to participate in the Equity Incentive Plan.

    U.S. FEDERAL INCOME TAX CONSEQUENCES. The following is a brief description of the material U.S. federal income tax consequences generally arising with respect to awards granted under the Equity Incentive Plan.

    The grant of an option will have no income tax consequences to the recipient or to us. Upon the exercise of an option, other than an ISO, the recipient generally will recognize ordinary income equal to the excess of the fair market value of the shares of common stock subject to the option on the date of exercise over the exercise price for such shares (i.e., the option spread), and we generally will be entitled to a corresponding tax deduction in the same amount. Upon the sale of the shares of our common stock acquired pursuant to the exercise of an option, the recipient will recognize capital gain or loss equal to the difference between the selling price and the sum of the exercise price plus the amount of ordinary income recognized on the exercise.

    A recipient generally will not recognize ordinary income upon the exercise of an ISO (although, on exercise, the option spread is an item of tax preference income potentially subject to the alternative minimum tax, and we will not receive any deduction. If the stock acquired upon exercise of an ISO is sold or otherwise disposed of within two years from the grant date or within one year from the exercise date, then gain realized on the sale generally is treated as ordinary income to the extent of the ordinary income that would have been realized upon exercise if the option had not been an ISO, and we generally will be entitled to a corresponding deduction in the same amount. Any remaining gain is treated as capital gain.

    If the shares acquired upon the exercise of an ISO are held for at least two years from the grant date and one year from the exercise date and the recipient is employed by us at all times beginning on the grant date and ending on the date three months prior to the exercise date, then all gain or loss realized upon the sale will be capital gain or loss and we will not receive any deduction.

    In general, an individual who receives an award of restricted stock will recognize ordinary income at the time such award vests in an amount equal to the difference between the value of the vested shares and the purchase price for such shares, if any, and we generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the recipient at such time.

    The recipient of an award of restricted stock units generally will recognize ordinary income upon the issuance of the shares of common stock underlying such restricted stock units in an amount equal to the difference between the value of such shares and the purchase price for such units and/or shares, if any, and we generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the recipient at such time.

    With respect to other equity based awards, upon the payment of cash or the issuance of shares or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant will generally recognize ordinary income equal to the cash or the fair market value of shares or other property delivered, less any amount paid by the participant for such award. Generally, we will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant.

THE ANNUAL INCENTIVE PLAN

    The board of directors adopted, effective upon the closing of our common stock offering, the LaBranche & Co Inc. Annual Incentive Plan. Our managing directors and other employees selected by the compensation committee of our board of directors will be eligible to participate in the Annual Incentive Plan. Under this plan, a compensation pool of up to 30% of our pre-tax income, or such lesser percentage determined by the compensation committee, will be set aside for our managing directors and other employees selected by the compensation committee to participate in this plan. In determining the 30% compensation pool, the compensation expenses relating to the grant of restricted stock units at the time of our common stock offering will be deducted. Under the plan, no individual participant may receive more than 25% of the compensation pool for any fiscal year. The amounts payable under the Annual Incentive Plan to our plan participants will be reviewed on an annual basis and will be based on such factors and considerations as the compensation committee deems appropriate in individual cases and on our operating results and the overall performance of these participants. An award made by the compensation committee to our managing directors and other employees is completely discretionary. The Annual Incentive Plan may be amended or terminated at any time by our board of directors.

                             PRINCIPAL STOCKHOLDERS

    The following table presents information about the beneficial ownership of our common stock by:

    - each person known to beneficially own more than 5.0% of the outstanding shares of common stock;

    - each of our directors;

    - each named executive officer;

    - and all executive officers and directors as a group.

All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated. Unless otherwise indicated, the address of the beneficial owners is: c/o One Exchange Plaza, New York, New York, 10006. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable pursuant to options, to the extent such options are currently exercisable or convertible within 60 days of September 29, 1999, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person.

NAME AND ADDRESS                                             SHARES BENEFICIALLY   PERCENTAGE OF SHARES
OF BENEFICIAL OWNER(1)                                              OWNED           BENEFICIALLY OWNED
----------------------                                       -------------------   --------------------
Michael LaBranche..........................................       3,500,994                 7.6%
James G. Gallagher.........................................       2,287,100                 5.0
Alfred O. Hayward, Jr......................................       1,908,068                 4.2
S. Lawrence Prendergast....................................             -0-                 0.0
Vincent J. Flaherty........................................       2,087,926                 4.6
Michael J. Naughton........................................       1,958,066                 4.3
All executive officers and directors as a group............      11,742,154                25.6

------------------------

(1) Each of our managing directors, including all our executive officers, has entered into a stockholders' agreement, the terms of which are described under "Certain Transactions--Reorganization and Related Transactions--Stockholders' Agreement." Messrs. LaBranche, Gallagher and Hayward beneficially own an aggregate of 7,696,262 shares of common stock, constituting approximately 16.8% of the outstanding shares of common stock. As a result of the stockholders' agreement, Messrs. LaBranche, Gallagher and Hayward, acting together as a group, may be deemed to beneficially own an aggregate of 34,686,343 shares of common stock (including the 7,696,262 shares beneficially owned by them individually), constituting approximately 75.6% of the outstanding shares of common stock. Each of Messrs. LaBranche, Gallagher and Hayward disclaims beneficial ownership of any and all shares of common stock held by any person or entity other than him.

                              CERTAIN TRANSACTIONS

REORGANIZATION AND RELATED TRANSACTIONS

REORGANIZATION

    Concurrently with our initial note offering and our common stock offering, we completed a number of transactions in order to effect the reorganization of our firm from partnership to corporate form. These transactions are summarized below:

    - The 36 members of LaB Investing Co. L.L.C. exchanged their membership interests in LaB Investing Co. L.L.C. which represented a 69.8% interest in the profit of LaBranche & Co. for an aggregate of 34,816,334 shares of our common stock. In addition to receiving a portion of those shares, three members of LaB Investing Co. L.L.C. also received an aggregate of $9.0 million in cash as part of their exchange. All members who have remained employed by us following our common stock offering only received shares of our common stock, and no cash, in the reorganization. We thus became the sole member of LaB Investing Co. L.L.C., and LaB Investing Co. L.L.C. continues to be the general partner of LaBranche & Co. Our common stock received by the members of LaB Investing Co. L.L.C. is subject to certain restrictions, as described below under "--Stockholders' Agreement." Set forth below is the percentage interest in the profits of LaBranche & Co. owned by each of our Named Executive Officers, as members of LaB Investing Co. L.L.C., before giving effect to the reorganization and the number of shares of our common stock that each of our Named Executive Officers received upon the closing of our common stock offering:

                                                     PERCENTAGE INTEREST IN     NUMBER OF SHARES OF OUR
NAMED EXECUTIVE OFFICER                            PROFITS OF LABRANCHE & CO.    COMMON STOCK RECEIVED
-----------------------                            --------------------------   -----------------------
Michael LaBranche................................               5.3%                   3,500,994
James G. Gallagher...............................               3.6                    2,287,100
Alfred O. Hayward, Jr............................               3.6                    1,908,068
Vincent J. Flaherty..............................               5.0                    2,087,926
Michael J. Naughton..............................               3.6                    1,958,066

    - The 19 limited partners of LaBranche & Co., other than Mill Bridge, Inc., exchanged their limited partnership interests in LaBranche & Co. which represented a 16.0% interest in the profits of LaBranche & Co. to us in exchange for an aggregate of $66.2 million in cash, 558,666 shares of our common stock and subordinated indebtedness of $350,000 issued to a family member of Mr. Gallagher. The shares of our common stock received by limited partners are subject to lock-up restrictions which prohibits the transfer of 50% of those shares for a period of one year and the remaining 50% for a period of two years following our common stock offering.

    - Mill Bridge, Inc., a subsidiary of Van der Moolen Holding NV, received $90.0 million from us, including $74.0 million in cash and our note for $16.0 million, in exchange for its limited partnership interest in LaBranche & Co., which represented a 14.2% interest in the profit of LaBranche & Co. In addition, we repaid $5.0 million of subordinated debt to an affiliate of Van der Moolen.

    - As a result of the above transactions, we became the sole limited partner of LaBranche & Co., which will continue to be a broker-dealer and a NYSE specialist firm.

    - Immediately prior to the closing of our common stock offering, we granted options under the Equity Incentive Plan to purchase an aggregate of 1,200,000 shares of our common stock to our executive officers. The options have an exercise price of $14, the initial public offering price of our common stock, and are not currently exercisable.

    - Immediately prior to the closing of our common stock offering, we granted restricted stock units under the Equity Incentive Plan for 1,059,000 shares of our common stock to employees who are not managing directors. The restricted stock units are not yet vested.

    - Prior to the closing of our common stock offering, we completely discharged our remaining obligations under all outstanding loans received from the LaBranche & Co. Retirement Plan by making a single lump sum payment in the amount of $1.1 million to the plan. Since certain of our executive officers directed the plan to lend to us a portion of the amounts credited to their individual accounts under the plan, part of the proceeds of our payment were allocated to those individual accounts in accordance with the terms of the plan.

    The consideration paid to the members and limited partners in connection with the reorganization was arrived at through negotiation.

STOCKHOLDERS' AGREEMENT

    We entered into a stockholders' agreement with all 36 members of LaB Investing Co. L.L.C. who received our common stock in the reorganization, 33 of whom remain managing directors following our common stock offering, and with the employees who received options and restricted stock or restricted stock unit awards in connection with the reorganization. This stockholders' agreement contains various restrictions on the transfer of our stock by the parties to such agreement and a voting agreement.

    TRANSFER RESTRICTIONS. The stockholders' agreement prohibits the transfer of our shares by the former members of LaB Investing Co. L.L.C. who remain managing directors following our common stock offering for a period of three years. Beginning on the third anniversary of our common stock offering, up to one-third of these shares may be transferred. Beginning on the fourth anniversary, up to an additional one-third of these shares may be transferred, and beginning on the fifth anniversary, all of these shares may be transferred. In addition, the former members of LaB Investing Co. L.L.C. who did not continue as managing directors after our common stock offering are restricted from transferring shares as follows:

    - 50% of the shares will be transferable after the first anniversary of our common stock offering; and

    - all of the shares will be transferable after the second anniversary of our common stock offering.

Notwithstanding this,

    - if the stockholder is employed by us, at all times during the course of his or her employment, he or she must retain at least 25% of the aggregate of the shares of our common stock received in the reorganization and other shares received under the Equity Incentive Plan or similar plans; and

    - an employee may not sell shares of our common stock which are subject to a pledge agreement, unless the requirements of the pledge agreement are waived by us.

    VOTING AGREEMENT. The shares owned by each party to the stockholders' agreement will be voted at the general stockholder vote as directed by Messrs. LaBranche, Gallagher and Hayward, as determined by a majority of those individuals. These individuals will name alternates to replace them in the event of their death or disability.

INTEREST ON CAPITAL

    The members of LaB Investing Co. L.L.C. have historically contributed capital to LaB Investing Co. L.L.C., which was, in turn, contributed to LaBranche & Co. For 1998, the Named Executive

Officers listed below earned interest income on their capital account balance in the amounts set forth opposite their names:

                                                              CAPITAL INTEREST
NAME                                                               INCOME
----                                                          ----------------
Michael LaBranche...........................................      $428,015
James G. Gallagher..........................................       149,332
Alfred O. Hayward, Jr.......................................       274,017
Vincent J. Flaherty.........................................       164,400
Michael J. Naughton.........................................       293,061

LEASE PAYMENT ON MEMBERSHIPS

    Some of our Named Executive Officers have contributed the use of their NYSE membership to LaBranche & Co. and receive lease payments from LaBranche & Co. based on the market value of the membership. For 1998, the Named Executive Officers listed below received payments from LaBranche & Co. in the amounts set forth opposite their names:

NAME                                                          LEASE INCOME
----                                                          ------------
Michael LaBranche...........................................    $180,000
James G. Gallagher..........................................     180,000
Michael J. Naughton.........................................     180,000

INTEREST ON INDEBTEDNESS

    A family member of Mr. Flaherty holds $600,000 of subordinated indebtedness due August 31, 2000 and Mr. LaBranche's spouse holds $1.3 million of secured subordinated indebtedness due March 2, 2000. This debt bears interest at an annual rate of 10.0% payable on a quarterly basis. The agreements relating to this debt have automatic rollover provisions which extend the maturities for an additional year, unless the lender provides notice at least seven months prior to maturity. The interest income in 1998 for Mr. Flaherty's family member was $60,000 and the interest income in 1998 for Mr. LaBranche's spouse was $71,250.

                         DESCRIPTION OF EXCHANGE NOTES

    The initial notes were, and the exchange notes will be, issued under an indenture (the "Indenture") dated as of August 24, 1999 by and among the Company and Firstar Bank, NA., as Trustee (the "Trustee"). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). A copy of the Indenture may be obtained from the Company.

    You can find definitions of certain capitalized terms used in this description under "--Certain Definitions." When we refer to the "Company" in this section, we mean only LaBranche & Co Inc. and not its Subsidiaries.

OVERVIEW OF THE EXCHANGE NOTES

    The exchange notes will:

    - be general unsecured senior obligations of the Company;

    - rank equal in right of payment with all other existing and future senior unsecured obligations of the Company;

    - rank senior in right of payment to all existing and future subordinated indebtedness of the Company, if any;

    - be effectively subordinated to all existing and future secured indebtedness of the Company; and

    - not be guaranteed by any Subsidiary of the Company and therefore will be effectively subordinated to all existing and future indebtedness of the Company's Subsidiaries.

    As of June 30, 1999, on a pro forma basis as described in the pro forma consolidated financial information included in this prospectus (excluding subordinated liabilities related to contributed exchange memberships):

    - the Company and its Subsidiaries would have had consolidated long-term indebtedness of $162.5 million;

    - the Company would have had long-term indebtedness of $116.0 million, none of which would have been secured; and

    - Subsidiaries of the Company would have had long-term indebtedness of $46.5 million, excluding any intercompany indebtedness.

PRINCIPAL, MATURITY AND INTEREST

    The exchange notes will be limited to $100.0 million aggregate principal amount. The exchange notes will mature on August 15, 2004. Interest on the exchange notes will accrue at the rate of 9 1/2% per annum and will be payable semiannually in cash on each February 15 and August 15 to the persons who are registered holders of the exchange notes (the "Holders") at the close of business on the February 1 and August 1 immediately preceding the applicable interest payment date. Interest on the exchange notes, will accrue from and including the most recent date to which interest has been paid on the initial notes or, if no interest has been paid on the initial notes, from and including the date of issuance of the initial notes.

    The exchange notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as paying agent and registrar for the exchange notes. The exchange notes may be presented for registration or transfer and exchange at the offices of the registrar, which initially will be the Trustee's corporate trust office. The Company may change any paying agent and registrar without notice to the Holders.

    The Company will pay principal (and premium, if any) on the exchange notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of the Holders.

    The exchange notes will not be entitled to the benefit of any mandatory sinking fund.

OPTIONAL REDEMPTION

    The Company may redeem the exchange notes, at its option, in whole or in part at any time, at a redemption price equal to the principal amount of the exchange notes redeemed plus the Make-Whole Premium as of the date of redemption. The Company will also pay accrued and unpaid interest on the exchange notes redeemed.

    In the event that less than all of the exchange notes are to be redeemed at any time, selection of the exchange notes for redemption will be made by the Trustee either:

    (1) in compliance with the requirements of the principal national securities exchange, if any, on which the exchange notes are listed; or

    (2) if the exchange notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

    No exchange notes of a principal amount of $1,000 or less shall be redeemed in part.

    Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the Redemption Date to each Holder of exchange notes to be redeemed at its registered address. If any exchange note is to be redeemed in part only, the notice of redemption that relates to such exchange note shall state the portion of the principal amount thereof to be redeemed. A new exchange note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original exchange note. On and after the date of redemption, interest will cease to accrue on exchange notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's exchange notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest, if any, thereon to the date of purchase.

    Within 30 days following the date upon which the Change of Control occurs, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have an exchange note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the exchange note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

    If a Change of Control Offer is required to be made, there can be no assurance that the Company will be permitted by the terms of the Credit Agreement or other Indebtedness of the Company to make such a Change of Control Offer or that it will have available funds sufficient to pay the Change of Control purchase price for all the exchange notes that might be delivered by Holders seeking to accept the Change of Control Offer. A Change of Control may be a default under the Credit Agreement. In the event the Company is required to purchase outstanding exchange notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

    Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to require the purchase of exchange notes upon a Change of Control. Restrictions in the Indenture on the ability of the Company and the Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require the purchase of the exchange notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such purchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of exchange notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

CERTAIN COVENANTS

    The Indenture contains, among others, the following covenants:

    LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS

    The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness, other than Permitted Indebtedness; provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the Incurrence of any such Indebtedness, the Company may Incur Indebtedness and the Restricted Subsidiaries may Incur Acquired Indebtedness, in each case if on the date of the Incurrence of such Indebtedness, after giving effect to the Incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.75 to 1.

    LIMITATION ON RESTRICTED PAYMENTS

    The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly:

    (a) declare or pay any dividend or make any distribution, other than dividends or distributions payable in Qualified Capital Stock of the Company, on or in respect of shares of the Company's Capital Stock;

    (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

    (c) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness which is subordinated in right of payment to the exchange notes, except a payment of interest or any principal payment at the Stated Maturity thereof;

    (d) make any Investment, other than a Permitted Investment; or

    (e) make compensation or consulting payments (in excess of base salaries limited to $250,000) to managing directors and other executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Restricted Subsidiaries, except to the extent authorized under the Annual Incentive Plan or the Equity Incentive Plan or otherwise approved by a majority of the disinterested members of the Board of Directors of the Company or a duly authorized committee thereof who are not managing directors or other executive officers of the Company or any of its Affiliates;

(each of the foregoing actions set forth in clauses (a), (b), (c), (d) and (e) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto:

       (1) a Default or an Event of Default shall have occurred and be continuing; or

       (2) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "--Limitation, on Incurrence of Additional Indebtedness"; or

       (3) the aggregate amount of Restricted Payments, including the proposed Restricted Payment, made subsequent to the Issue Date (the amount expended for such purpose, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of:

           (A) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned from the beginning of the first full fiscal quarter following the Issue Date and through the end of the most recent fiscal quarter for which financial statements are available prior to the date such Restricted Payment occurs (the "Reference Date"), treating such period as a single accounting period; plus

           (B) 100% of the aggregate net cash proceeds received by the Company from any Person, other than a Subsidiary of the Company, from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company or of other securities that have been converted into Qualified Capital Stock of the Company; plus

           (C) without duplication of any amounts included in clause (3)(B) above, 100% of the aggregate net cash proceeds of any contribution to the common equity capital of the Company received by the Company from a holder of the Company's Qualified Capital Stock, excluding, in the case of clauses (3)(B) and (C), any net proceeds from a sale of Qualified Capital Stock received from a Subsidiary of the Company or applied in accordance with clause (2)(b) of the immediately following paragraph; plus

           (D) an amount equal to the lesser of:

               - the sum of the fair market value of the Capital Stock of an
                 Unrestricted Subsidiary owned by the Company and/or the Restricted Subsidiaries and the aggregate amount of all Indebtedness of such Unrestricted Subsidiary owed to the Company and each Restricted Subsidiary on the date of Revocation of such Unrestricted Subsidiary as an Unrestricted Subsidiary in accordance with the covenant described under "--Limitation on Designations of Unrestricted Subsidiaries"; and

               - the Designation Amount treated as a Restricted Payment pursuant to clause (d) above with respect to such Unrestricted Subsidiary on the date of the Designation of such Subsidiary as an Unrestricted Subsidiary in accordance with the covenant described under "--Limitation on Designations of Unrestricted Subsidiaries"; plus

           (E) in the case of the disposition of an Investment treated as a Restricted Payment pursuant to clause (d) above to a Person other than the Company or one of its Subsidiaries, an amount equal to the lesser of:

               - the amount of such Investment treated as a Restricted Payment pursuant to clause (d) above, and

               - the amount in cash received by the Company or any Restricted
                 Subsidiary upon such disposition; plus

           (F) $10.0 million.

    The provisions set forth in the immediately preceding paragraph do not prohibit:

       (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

       (2) the redemption, repurchase, retirement, defeasance or other acquisition of Indebtedness of the Company or any Restricted Subsidiary or of Capital Stock of the Company, in each case to the extent constituting a Restricted Payment pursuant to clause (b) or
           (c) of the first paragraph of this covenant either:

           (a) solely in exchange for shares of Qualified Capital Stock of the Company, or

           (b) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or of any contribution to the common equity capital of the Company received by the Company from a holder of the Company's Qualified Capital Stock;

       (3) the defeasance, redemption, repurchase or other acquisition of Indebtedness of the Company or any Restricted Subsidiary with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness therefor; and

       (4) so long as no Default or Event of Default shall have occurred and be continuing, repurchases of Capital Stock (or options therefor) of the Company from officers, directors, employees, consultants or former officers, directors, employees or consultants of the Company (or any of its Subsidiaries) pursuant to equity ownership or compensation plans or stockholders agreements not to exceed $5.0 million in any year.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (3) of the immediately preceding paragraph, amounts expended pursuant to clauses (1) and (4) of this paragraph shall be included in the calculation.

    LIMITATION ON ASSET SALES

    The Company will not, and will not permit any of the Restricted Subsidiaries to, consummate an Asset Sale unless:

       (1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of as determined in good faith by the Board of Directors of the Company;

       (2) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from the Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such Asset Sale; and

       (3) upon the consummation of each Asset Sale, the Company applies, or causes such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

           (a) to repay any Indebtedness of the Company to the extent secured by a Lien pursuant to clause (a), (b), (c), (d), (e) or (h) of "--Limitation on Liens," and effect a permanent reduction in the availability in respect of the Indebtedness (without refinancing the Indebtedness);

           (b) to repay any Indebtedness of a Wholly Owned Restricted Subsidiary owed to any Person other than the Company or any of its Affiliates and effect a permanent reduction in any availability in respect of the Indebtedness(without refinancing the Indebtedness);

           (c) to acquire Replacement Assets; or

           (d) a combination of prepayment and investment permitted by the preceding clauses (3)(a), (b) and (c).

The assumption by the transferee in an Asset Sale (and release of the Company and its Restricted Subsidiaries of further liability) of Indebtedness for borrowed money of the Company or any Restricted Subsidiary other than Disqualified Capital Stock or Indebtedness subordinated in right of payment to the exchange notes shall be deemed to be cash applied in accordance with this covenant. The receipt by the Company or the applicable Restricted Subsidiary of marketable securities of a company subject to and then current in its obligations as a reporting company under Section 13 or 15 under the Exchange Act, which are resold for cash or Cash Equivalents by the Company or the Restricted Subsidiary within 120 days of the relevant Asset Sale and applied in accordance with this covenant, shall be deemed to be cash received pursuant to clause (2) above.

    On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to the Asset Sale as set forth in clause (3) of the immediately preceding paragraph (each, a "Net Proceeds Offer Trigger Date"), the aggregate amount of Net Cash Proceeds that have not been applied on or before the Net Proceeds Offer Trigger Date as permitted in that clause (3) (a "Net Proceeds Offer Amount") shall be applied by the Company to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 60 days following the Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that principal amount of exchange notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the exchange notes to be purchased, plus accrued and unpaid interest, if any, thereon to the date of purchase; provided that the Company may make a concurrent offer to repurchase on a pro rata basis Indebtedness of a Wholly Owned Restricted Subsidiary or Indebtedness of the Company ranking PARI PASSU with the exchange notes.

    If at any time any non-cash consideration received by the Company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration) or Cash Equivalents, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. Pending application in accordance with this covenant, Net Cash Proceeds may be used to repay revolving credit borrowings without reducing commitments thereunder.

    The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales or deemed Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph).

    In the event of the transfer of substantially all (but not all) of the property and assets of the Company and the Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "--Merger, Consolidation and Sale of Assets," the successor corporation shall be deemed to have sold the properties and assets of the Company and the Restricted Subsidiaries not transferred for purposes of this covenant and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value (as determined in good faith by the Board of Directors of the Company) of such properties and assets of the Company or the Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

    Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their exchange notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender exchange notes in an amount exceeding the Net Proceeds Offer Amount, exchange notes of tendering Holders will be purchased on a pro rata basis based on the principal amount of exchange notes (and other Indebtedness for which a concurrent offer is being made as permitted by this covenant) tendered. A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

    The Company will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of exchange notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

    LIMITATION ON DISTRIBUTIONS AND OTHER PAYMENT RESTRICTIONS AFFECTING
     SUBSIDIARIES

    The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

    (a) pay dividends or make any other distributions on or in respect of its Capital Stock;

    (b) make loans or advances or pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary; or

    (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reasons of:

       (1) applicable law or regulation or NYSE regulations;

       (2) the Indenture;

       (3) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary;

       (4) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

       (5) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

       (6) any other agreement entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect with respect to such Restricted Subsidiary pursuant to agreements as in effect on the Issue Date so long as any such restrictions expressly permit scheduled payments on the exchange notes;

       (7) customary restrictions on the transfer of any property or assets arising under a security agreement governing a Lien permitted under the Indenture; and

       (8) any agreement governing Refinancing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (4) or (5) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Refinancing Indebtedness are not materially more restrictive than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4) or (5) and expressly permit dividends and other distributions for scheduled payments on the exchange notes.

    LIMITATION ON ISSUANCE AND SALE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES

    The Company will not permit:

    (a) any Restricted Subsidiary to issue any Capital Stock other than to the Company or a Restricted Subsidiary;

    (b) any Person (other than the Company or a Restricted Subsidiary) to own or control any Capital Stock of any Restricted Subsidiary (other than directors' qualifying shares or as may be required by law);

    PROVIDED, that clauses (a) and (b) will not prohibit:

       (1) any sale of 100% of the shares of the Capital Stock of any Restricted Subsidiary owned by the Company or any Restricted Subsidiary effected in accordance with "--Limitation on the Sale of Assets," or

       (2) any sale of 100% of the shares of the Capital Stock of any Restricted Subsidiary owned by the Company or any Restricted Subsidiary effected in accordance with "--Merger, Consolidation and Sale of Assets."

    LIMITATION ON LIENS

    The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon, or enter into or otherwise become liable in respect of, a Sale and Leaseback Transaction with respect to, any property or assets of the Company or any of the Restricted Subsidiaries, whether owned on the

Issue Date or acquired after the Issue Date, or any proceeds therefrom or assign or otherwise convey any right to receive income or profit therefrom unless:

    (1) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the exchange notes, the exchange notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

    (2) in all other cases, the exchange notes are equally and ratably secured,

    except for:

       (a) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

       (b) Liens on Investment Securities securing Indebtedness incurred pursuant to clause (b) of the definition of "Permitted Indebtedness" and Interest Swap Obligations and Currency Agreements related thereto;

       (c) Liens on Capital Stock of Subsidiaries securing a bank credit facility of the Company and Interest Swap Obligations and Currency Agreements related thereto;

       (d) Liens securing Purchase Money Indebtedness (or Refinancing Indebtedness in respect thereof) or Sale and Leaseback Transactions involving Capitalized Lease Obligations, in each case Incurred pursuant to clause (1) of the definition of "Permitted Indebtedness;" provided, however, that:

           (1) the Purchase Money Indebtedness (or Refinancing Indebtedness) or Capitalized Lease Obligation shall not exceed the cost of the property or assets to be acquired or which is the subject of the Sale and Leaseback Transaction, and shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets to be acquired or which is the subject of the Sale and Leaseback Transaction, and

           (2) the Lien securing any Purchase Money Indebtedness shall be created within 90 days of such acquisition;

       (e) Liens securing Acquired Indebtedness (and any Refinancing Indebtedness in respect thereof); provided that:

           (1) the Liens secured the Acquired Indebtedness at the time of and prior to the Incurrence of the Acquired Indebtedness by the Company or a Restricted Subsidiary and were not granted in connection with, or in anticipation of the Incurrence of the Acquired Indebtedness by the Company or a Restricted Subsidiary; and

           (2) the Liens do not extend to or cover any property or assets of the Company or of any of the Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time the Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary;

       (f) Liens securing the exchange notes;

       (g) Liens in favor of the Company;

       (h) Liens securing Refinancing Indebtedness incurred to Refinance any Indebtedness, which Refinanced Indebtedness had been secured by a Lien permitted under the Indenture; provided, however, that such Liens do not extend to or cover any property or assets of the Company or any of the Restricted Subsidiaries not securing the Indebtedness so Refinanced; and

       (i) Permitted Liens.

    MERGER, CONSOLIDATION AND SALE OF ASSETS

    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

    (1) either:

       (a) the Company shall be the surviving or continuing corporation; or

       (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and the Restricted Subsidiaries substantially as an entirety (the "Surviving Entity"):

           (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

           (y) shall expressly assume, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the exchange notes and the performance of every covenant of the exchange notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

    (2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "--Limitation on Incurrence of Additional Indebtedness";

    (3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

    (4) the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

    The above paragraph will not apply to a merger or consolidation between the Company and a Restricted Subsidiary in which the Company is the surviving company or between one or more Restricted Subsidiaries to the extent that a Person that is a Restricted Subsidiary immediately before and after the transaction is the surviving entity, or to the sale of substantially all of the assets of a Restricted Subsidiary to the Company or to a Person that is a Restricted Subsidiary immediately before and after the transaction. For purposes of this covenant, the transfer by lease, assignment, sale or otherwise, in a single transaction or series of transactions, of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

    The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged, or to which such conveyance, lease or transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the exchange notes with the same effect as if such surviving entity had been named as such.

    LIMITATIONS ON TRANSACTIONS WITH AFFILIATES

    (a) The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction") unless the Affiliate Transaction is on terms that are not materially less favorable than those that would have reasonably been expected in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary. Prior to the consummation by the Company or any Restricted Subsidiary of any Affiliate Transactions (or series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of:

       (1) $5 million, the Company or such Restricted Subsidiary, as the case may be, shall obtain the approval of its Board of Directors (including a majority of the independent directors) of such transaction or series of related transactions evidenced by a Board Resolution stating that such Board of Directors (including a majority of the independent directors) has determined that such transaction complies with the foregoing provisions, and

       (2) $10 million, the Company or such Restricted Subsidiary, as the case may be, shall obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor, and file it with the Trustee.

    (b) The restrictions set forth in paragraph (a) above shall not apply to:

       (1) employment, stock option, consulting, agency or other compensation or benefit plans, arrangements and agreements of the Company or any Restricted Subsidiary in accordance with the Annual Incentive Plan or the Equity Incentive Plan or as approved by a majority of the disinterested members of the Board of Directors (or a majority of the disinterested members of a committee thereof);

       (2) reasonable fees and compensation paid to directors, and reasonable indemnity provided on behalf of officers, directors, employees, consultants or agents, of the Company or any Restricted Subsidiary as determined in good faith by the Company's Board of Directors or senior management;

       (3) transactions exclusively between or among the Company and any Restricted Subsidiaries or exclusively between or among Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; and

       (4) Restricted Payments permitted to be made pursuant to the "--Limitation on Restricted Payments" covenant.

    LIMITATION ON DESIGNATIONS OF UNRESTRICTED SUBSIDIARIES

    The Company may designate any Subsidiary of the Company, other than LaBranche or a Person holding Capital Stock of LaBranche, as an "Unrestricted Subsidiary" under the Indenture (a "Designation") only if:

    (a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

    (b) the Company would be permitted under the Indenture to make an Investment at the time of Designation assuming the effectiveness of the Designation in an amount (the "Designation Amount") equal to the sum of:

       (1) the fair market value of the Capital Stock of the Subsidiary owned by the Company and/or any of the Restricted Subsidiaries on such date and

       (2) the aggregate amount of Indebtedness of the Subsidiary owed to the Company and the Restricted Subsidiaries on that date; and

    (c) the Company would be permitted to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "--Limitation on Incurrence of Additional Indebtedness" at the time of Designation assuming the effectiveness of the Designation.

    In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment in the Designation Amount pursuant to the covenant described under "--Limitation on Restricted Payments" for all purposes of the Indenture. The Indenture will further provide that the Company shall not, and shall not permit any Restricted Subsidiary to, at any time:

       (1) provide direct or indirect credit support for or a guarantee of any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness),

       (2) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or,

       (3) be directly or indirectly liable for any Indebtedness that provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary (including any right to take enforcement action against the Unrestricted Subsidiary).

    The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary ("Revocation"), whereupon such Subsidiary shall then constitute a Restricted Subsidiary, if:

    (a) no Default shall have occurred and be continuing at the time and after giving effect to such Revocation; and

    (b) all Liens and Indebtedness of such Unrestricted Subsidiaries outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture.

    All Designations and Revocations must be evidenced by an officers' certificate of the Company delivered to the Trustee certifying compliance with the foregoing provisions.

    REPORTS TO HOLDERS

    The Indenture provides that the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual and quarterly reports and such information, document and other reports specified in Section 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA Section314(a).

EVENTS OF DEFAULT

    The following events are defined in the Indenture as "Events of Default":

    (a) the failure to pay interest (including any additional interest payable, under the Registration Rights Agreement) on any exchange notes when the same becomes due and payable and the default continues for a period of 30 days;

    (b) the failure to pay the principal on any exchange notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase exchange notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer), whether or not such payment shall be prohibited by the subordination provision of the Indenture;

    (c) a default in the observance or performance of the covenant described under "--Certain Covenants--Merger, Consolidation and Sale of Assets";

    (d) a default in the observance or performance of any other covenant or agreement contained in the Indenture, which default continues for a period of 45 days after the Company receives written notice specifying the default from the Trustee or the Holders of at least 25% of the outstanding principal amount of the exchange notes;

    (e) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or of any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary), whether such Indebtedness now exists or is created after the Issue Date, which default:

       (1) is caused by failure to pay principal of such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default (a "payment default") or

       (2) results in the acceleration of such Indebtedness prior to its express maturity,

    and the aggregate principal amount of any Indebtedness to which clause (1) or (2) applies at the relevant time, exceeds $5.0 million;

    (f) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of the Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 45 days after such judgment or judgments become final and nonappealable;

    (g) certain events of bankruptcy affecting the Company or any of the Significant Subsidiaries (or any group of Subsidiaries which, taken together, would constitute a Significant Subsidiary) pursuant to SIPA or bankruptcy laws;

    (h) LaBranche is not a specialist broker in good standing with the NYSE;

    (i) the Commission revokes the registration of LaBranche as a broker-dealer under the Exchange Act or LaBranche fails to maintain such registration; or

    (j) the Examining Authority (as defined in Rule 15c3-1) for the Company shall suspend (and not reinstate within 10 days) or revoke LaBranche's status as a member organization thereof.

    If an Event of Default (other than an Event of Default specified in clause (g) above) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding exchange notes may declare the principal of, and accrued interest on, all the exchange notes to be due and payable by notice in writing to the Company and (if given by the Holders) the Trustee specifying the respective Events of Default and that it is a "notice of acceleration," and the same shall become immediately due and payable. If an Event of Default specified in clause (g) above occurs and is continuing, then all unpaid principal of, and accrued and unpaid interest on, all of the outstanding exchange notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

    The Indenture provides that, at any time after a declaration of acceleration with respect to the exchange notes as described in the preceding paragraph, the Holders of a majority in principal amount of the then outstanding exchange notes may rescind and cancel such declaration and its consequences:

       (1) if the rescission would not conflict with any judgment or decree;

       (2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

       (3) to the extent payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

       (4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

       (5) in the event of the cure or waiver of an Event of Default of the type described in clause (g) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived.

    No such rescission shall affect any subsequent Default or impair any right consequent thereto.

    The Holders of a majority in principal amount of the then outstanding exchange notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any exchange notes.

    Holders of the exchange notes may not enforce the Indenture or the exchange notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding exchange notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

    The Company is required to provide an officers' certificate to the Trustee promptly upon the Company obtaining knowledge of any Default or Event of Default (provided that the Company shall provide such certification at least annually whether or not it knows of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding exchange notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding exchange notes, except for:

    (1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the exchange notes when such payments are due solely from the trust described below;

    (2) the Company's obligations with respect to the exchange notes concerning issuing temporary exchange notes, mutilated, destroyed, lost or stolen exchange notes and the maintenance of an office or agency for payments;

    (3) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

    (4) the Legal Defeasance provisions of the Indenture.

    In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission or failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the exchange notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "--Events of Default" will no longer constitute an Event of Default with respect to the exchange notes.

    In order to exercise Legal Defeasance or Covenant Defeasance:

    (a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accounts, to pay the principal of, premium, if any, and interest on the exchange notes on the stated date of payment thereof or on the applicable redemption date, as the case may be;

    (b) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United Stares reasonably acceptable to the Trustee confirming that:

       (1) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

       (2) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

    (c) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

    (d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

    (e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

    (f) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding other creditors of the Company or others;

    (g) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

    (h) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

    (i) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect (except as to surviving rights as expressly provided for in the Indenture) as to all outstanding exchange notes when:

    (a) either:

       (1) all the exchange notes theretofor authenticated and delivered (except lost, stolen or destroyed exchange notes which have been replaced or paid and exchange notes for whose payment money has theretofor been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

       (2) all exchange notes not theretofor delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the exchange notes not theretofor delivered to the Trustee for cancellation, for principal of, and premium, if any, and interest on, the exchange notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

    (b) the Company has paid all other sums payable under the Indenture by the Company; and

    (c) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

    From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, doubts or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the

Holders of a majority in principal amount of the then outstanding exchange notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

    (a) reduce the amount of exchange notes whose holders must consent to an amendment;

    (b) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any exchange notes;

    (c) reduce the principal of or change or have the effect of changing the fixed maturity of any exchange notes, or change the date on which any exchange notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

    (d) make any exchange notes payable in money other than that stated in the exchange notes;

    (e) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such exchange notes on or after the stated due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of the then outstanding exchange notes to waive Defaults or Events of Default;

    (f) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer after the occurrence of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto; or

    (g) modify or change any provision of the Indenture or the related definitions affecting the ranking of the exchange notes in a manner which adversely affects the Holders.

GOVERNING LAW

    The Indenture provides that it and the exchange notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

    The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and power vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

    The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS OR
  EMPLOYEES

    The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the exchange notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the exchange notes or because of the creation of any Indebtedness represented thereby shall be had against any Person solely as a result of their capacity as incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each holder, by accepting the exchange notes, waives and releases all such liability.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the Indenture. The Indenture includes the full definition of all these terms, as well as any other terms used below for which no definition is provided.

    "ACQUIRED INDEBTEDNESS" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the Company or any of the Restricted Subsidiaries or assumed by the Company or any Restricted Subsidiary in connection with the acquisition of assets from such Person and in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, merger or consolidation.

    "AFFILIATE" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

    "AFFILIATE TRANSACTION" has the meaning set forth under "--Certain Covenants--Limitation on Transactions with Affiliates."

    "ANNUAL INCENTIVE PLAN" means the LaBranche & Co Inc. Annual Incentive Plan as in effect on the Issue Date or as amended from time to time as approved by a majority of the disinterested members of the Board of Directors (or a majority of the disinterested members of a committee thereof).

    "ASSET ACQUISITION" means:

    (a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged with or into the Company or any Restricted Subsidiary, or

    (b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) that constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

    "ASSET SALE" means any direct or indirect sale, issuance, conveyance, lease, assignment or other transfer (other than the granting of a Lien in accordance with the Indenture) for value by the Company or any of the Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of:

    (a) any Capital Stock of any Restricted Subsidiary; or

    (b) any other property or assets (excluding Capital Stock) of the Company or any Restricted Subsidiary,

provided, however, that "Asset Sale" shall not include:

    (1) a transaction or series of related transactions for which the Company or the Restricted Subsidiaries receive aggregate consideration of less than $2.0 million;

    (2) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted by the covenant described under "--Certain Covenants--Merger, Consolidation and Sale of Assets";

    (3) any Restricted Payment made in accordance with the covenant described under "--Certain Covenants--Limitation on Restricted Payments";

    (4) the sale or lending of Investment Securities in the ordinary course of business of the Company and its Restricted Subsidiaries;

    (5) Sale and Leaseback Transactions involving up to $15.0 million in the aggregate after the Issue Date; or

    (6) the disposition of obsolete or worn-out equipment or entering into operating leases for real property or equipment or subleases in respect thereof, in each case in the ordinary course of business.

    "BOARD OF DIRECTORS" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof,

    "BOARD RESOLUTION" means, with respect to any Person, a copy of a resolution certified by the secretary or an assistant secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

    "CAPITALIZED LEASE OBLIGATION" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations, at such date, determined in accordance with GAAP.

    "CAPITAL STOCK" means:

    (a) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

    (b) with respect to any Person that is not a corporation, any and all partnership, limited liability company interests or other equity interests of such Person.

    "CASH EQUIVALENTS" means:

    (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

    (b) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within twelve months from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's");

    (c) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

    (d) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $500,000,000;

    (e) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (a) entered into with any bank meeting the qualifications specified in clause (d) above; and

    (f) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (a) through
       (e) above.

    "CHANGE OF CONTROL" means the occurrence of one or more of the following events:

    (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company (determined on a consolidated basis) to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), (whether or not otherwise in compliance with the provisions of the Indenture);

    (b) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

    (c) any Person or Group, other than the Permitted Holders, becomes the beneficial owner (as defined by Section 13(d) of the Exchange Act) directly or indirectly, of more than 35% of the total voting power of the Capital Stock of the Company, and the Permitted Holders beneficially own, directly or indirectly in the aggregate, a lesser percentage of the total voting power of the Capital Stock of the Company than such Person or Group and do not have the right or ability by voting power, contract, or otherwise to elect or designate for election a majority of the Board of Directors (or any analogous governing body) of the Company; or

    (d) the replacement of a majority of the Board of Directors of the Company over a consecutive 24-month period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company, then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

    "CHANGE OF CONTROL OFFER" has the meaning set forth under "--Change of Control."

    "CHANGE OF CONTROL PAYMENT DATE" has the meaning set forth under "--Change of Control."

    "COMMISSION" means the Securities and Exchange Commission, as from time to time constituted, or if at any time after the execution of the Indenture such Commission is not existing and performing the applicable duties now assigned to it, then the body or bodies performing such duties at such time.

    "COMMISSION NET CAPITAL" means, at any time, the "net capital" of LaBranche computed in accordance with Rule 15c3-1.

    "COMMISSION REQUIRED NET CAPITAL" means, at any time, the minimum amount to which Commission Net Capital must be equal pursuant to Rule 15c3-1 in order to remain in compliance with all provisions thereof.

    "COMMON STOCK" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

    "CONSOLIDATED EBITDA" means, with respect to the Company, for any period, the sum (without duplication) of:

    (a) Consolidated Net Income; and

    (b) to the extent Consolidated Net Income has been reduced thereby;

       (1) any income taxes of the Company and the Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary or nonrecurring gains or taxes attributable to Asset Sales outside the ordinary course of business);

       (2) Consolidated Interest Expense; and

       (3) Consolidated Non-cash Charges, less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for the Company and the Restricted Subsidiaries in accordance with GAAP.

    "CONSOLIDATED FIXED CHARGE COVERAGE RATIO" means, with respect to the Company, the ratio of Consolidated EBITDA of the Company during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of the Company for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

    (a) the Incurrence or repayment of any Indebtedness of the Company or any of the Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any Incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the Incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period;

    (b) any Asset Sales, any disposition of assets excluded from the definition of Asset Sale pursuant to clause (3) thereof or any Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of the Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA attributable to the assets which are the subject of the Asset Acquisition or Asset Sale or other disposition during the Four Quarter Period, provided that such Consolidated EBITDA shall be included only to the extent includable pursuant to the definition of "Consolidated Net Income") occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date as if such Asset Sale, other disposition or Asset Acquisition (including the Incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If the Company or any of the Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the Incurrence of such guaranteed Indebtedness as if the Company or any Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness; and

    (c) the Reorganization.

Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of the "Consolidated Fixed Charge Coverage Ratio"

    (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

    (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

    (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

    "CONSOLIDATED FIXED CHARGES" means, with respect to the Company for any period, the sum, without duplication, of:

    (a) Consolidated Interest Expense; plus

    (b) the product of:

       (1) the amount of all dividend payments on any series of Preferred Stock of the Company (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times; and

       (2) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of the Company, expressed as a decimal.

    "CONSOLIDATED INTEREST EXPENSES" means, with respect to the Company for any period, the sum of, without duplication:

    (a) the aggregate of the interest expense of the Company and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, whether or not constituting interest expense in accordance with GAAP:

       (1) any amortization of debt discount,

       (2) the net costs under Interest Swap Obligations,

       (3) any capitalized interest and

       (4) the interest portion of any deferred payment obligation; and

    (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

    "CONSOLIDATED NET INCOME" means, with respect to the Company, for any period, the aggregate net income (or loss) of the Company and the Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

    (a) after-tax gains (but not losses) from Asset Sales or reserves relating thereto;

    (b) extraordinary gains or losses;

    (c) for purposes of calculating Consolidated Net Income pursuant to clause (3) of the first paragraph of "Certain Covenants--Limitation on Restricted Payments" only, the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary or is merged or consolidated with the Company or any Restricted Subsidiary;

    (d) the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the relevant time permitted by a contract operation of law or otherwise;

    (e) any increase (but not decrease) in net income attributable to minority interests in Restricted Subsidiaries;

    (f) the net income of any Person, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to the Company or to a Restricted Subsidiary by such Person;

    (g) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

    (h) in the case of a successor to the Company by consolidation or merger or as a transferee of the Company's assets, for purposes of calculating Consolidated Net Income pursuant to clause (3) of the first paragraph of "Certain Covenants--Limitation on Restricted Payments" only, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets; and

    (i) the cumulative effect of changes in accounting principles.

    "CONSOLIDATED NON-CASH CHARGES" means, with respect to the Company, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company and the Restricted Subsidiaries reducing Consolidated Net Income of the Company for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge that requires an accrual of or a reserve for cash charges for any future period).

    "COVENANT DEFEASANCE" has the meaning set forth under "--Legal Defeasance and Covenant Defeasance."

    "CREDIT AGREEMENT" means the Credit Agreement between LaBranche and The Bank of New York, dated June 26, 1998, as amended.

    "CURRENCY AGREEMENT" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values.

    "DEFAULT" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice of both would be, an Event of Default.

    "DESIGNATION" has the meaning set forth under "--Certain
Covenants--Limitation on Designations of Unrestricted Subsidiaries."

    "DESIGNATION AMOUNT" has the meaning set forth under "--Certain Covenants--Limitations on Designations of Unrestricted Subsidiaries."

    "DISQUALIFIED CAPITAL STOCK" means that portion of any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is mandatorily exchangeable for Indebtedness, or is redeemable, or exchangeable for Indebtedness, at the sole option of the holder thereof on or prior to the 91st day after the final maturity date of the exchange notes.

    "EQUITY INCENTIVE PLAN" means the LaBranche & Co Inc. Equity Incentive Plan as in effect on the Issue Date or as amended from time to time as approved by a majority of the disinterested members of the Board of Directors (or a majority of the disinterested members of a committee thereof).

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.

    "EVENT OF DEFAULT" has the meaning set forth under "--Events of Default."

    "FOUR QUARTER PERIOD" has the meaning set forth in the definition of "Consolidated Fixed Charge Coverage Ratio."

    "FAIR MARKET VALUE" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

    "HOLDERS" has the meaning set forth under "--Principal, Maturity and Interest."

    "INCUR" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion change or otherwise), assume, guarantee or otherwise become liable, contingently or otherwise, in respect of such Indebtedness or other obligation on the balance sheet of such Person. Indebtedness of any Acquired Person or any of its Subsidiaries existing at the time such Acquired Person becomes a Restricted Subsidiary (or is merged into or consolidated with the Company or any Restricted Subsidiary), whether or not such Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such Acquired Person becoming a Restricted Subsidiary (or being merged into or consolidated with the Company or any Restricted Subsidiary), shall be deemed Incurred at the time any such Acquired Person becomes a Restricted Subsidiary or merges into or consolidates with the Company or any Restricted Subsidiary.

    "INDEBTEDNESS" means, with respect to any Person, without duplication:

    (a) all Obligations of such Person for borrowed money,

    (b) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

    (c) all Capitalized Lease Obligations of such Person;

    (d) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

    (e) all letters of credit, banker's acceptances or similar credit transactions (including any Obligations for reimbursement in respect thereof);

    (f) guarantees and other contingent obligations in respect of Indebtedness of any other Person referred to in clauses (a) through (e) above and clause (h) below;

    (g) all Obligations of any other Person of the type referred to in clauses
       (a) through (e) that are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

    (h) all Obligations under Currency Agreements and Interest Swap Obligations of such Person; and

    (i) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

Notwithstanding anything to the contrary herein, "Indebtedness" shall not include any overnight borrowings by the Company or any Restricted Subsidiary Incurred in connection with the lending of Investment Securities which does not constitute indebtedness under GAAP.

    For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

    "INDEPENDENT FINANCIAL ADVISOR" means a qualified accounting, appraisal or investment banking firm of national standing that does not, and whose directors, officers and employees and Affiliates do not, have a direct or indirect financial interest in the Company.

    "INTEREST SWAP OBLIGATIONS" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

    "INVESTMENT" means, with respect to any Person:

    (a) any direct or indirect advance, loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to any other Person (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others); or

    (b) any purchase or acquisition by such Person of any Capital Stock (or warrants, rights or options to purchase Capital Stock), bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person.

    "INVESTMENT" shall exclude extensions of trade credit by the Company and the Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Capital Stock of any Restricted Subsidiary (the "Referent Subsidiary") such that, after giving effect to any such sale or disposition the Referent Subsidiary shall cease to be a Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Capital Stock of the Referent Subsidiary not sold or disposed of.

    "INVESTMENT SECURITIES" means marketable securities of a Person (other than an Affiliate or joint venture of the Company or any Restricted Subsidiary) acquired by the Company or any of its Restricted Subsidiaries in the ordinary course of its specialist or related businesses.

    "ISSUE DATE" means the first date of issuance of the initial notes.

    "LABRANCHE" means LaBranche & Co., a New York limited partnership, or any other Wholly-Owned Subsidiary registered as a broker-dealer under the Exchange Act which succeeds to the business of LaBranche & Co.

    "LEGAL DEFEASANCE" has the meaning set forth under "--Legal Defeasance and Covenant Defeasance."

    "LIEN" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature hereof and any agreement to give any security interest).

    "MAKE-WHOLE PREMIUM" means, with respect to any exchange note on any Redemption Date, the greater of:

    (a) 1% of the principal amount of such exchange note; and

    (b) the excess, if any, of,

       (1) the present value at such time of the payment of the outstanding principal amount of such exchange note on the maturity date therefor and the remaining scheduled payments of interest on such exchange note to the maturity date therefor, computed using a discount rate equal to the Treasury Rate plus 0.50% per annum, over

       (2) the outstanding principal amount of such exchange note.

    "NET CASH PROCEEDS" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest), received by the Company or any of the Restricted Subsidiaries from such Asset Sale net of:

    (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, sales commissions and relocation expenses);

    (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

    (c) repayments of Indebtedness secured by the property or assets subject to such Asset Sale that is required to be repaid in connection with such Asset Sale; and

    (d) appropriate amounts to be determined by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

    "NET PROCEEDS OFFER" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

    "NET PROCEEDS OFFER AMOUNT" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

    "NET PROCEEDS OFFER PAYMENT DATE" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

    "NET PROCEEDS OFFER TRIGGER DATE" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

    "NYSE" means the New York Stock Exchange, Inc. or any successor operator of the New York Stock Exchange.

    "NYSE NET CAPITAL" means, at any time, the "net capital" of LaBranche computed in accordance with Rule 326(a) of the NYSE (or any successor provision).

    "NYSE REQUIRED NET CAPITAL" means, at any time, the minimum amount of NYSE Net Capital necessary at such time in order to permit LaBranche to "expand its business" pursuant to Rule 326(a) of the NYSE (or any successor provision).

    "OBLIGATIONS" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any indebtedness.

    "PERMITTED HOLDERS" means:

    (a) individually or a combination of any of the following individuals:
       George M.L. LaBranche, IV, James G. Gallagher, Alfred O. Hayward, Jr., Vincent J. Flaherty or Michael J. Naughton;

    (b) a spouse of any of the Person, referred to in clause (a) or any of his or her lineal descendants;

    (c) the trustee(s) of any trust established solely for any of the Persons referred to in clause (a) or (b);

    (d) any organization to which contributions by any of the Persons referred to in a clause (a), (b) or (c) are deductible for federal income, estate or gift tax purposes or any split-interest trust described in
       Section 4947 of the Internal Revenue Code of 1986, as amended, provided that, in each case, such Person is a trustee or a member of the board of directors, trustees or other governing body or group having the ultimate authority, inter alia, to vote, dispose or direct the voting or disposition of Capital Stock of the Company held by such Person; and

    (e) a corporation of which a majority of the voting power of its outstanding Capital Stock is beneficially owned by, or a partnership or limited liability company of which a majority of the partnership or limited liability company interests entitled to vote and participate in the management of the partnership or limited liability company are beneficially owned by, a Person described in clause (a), (b), (c) or (d).

    "PERMITTED INDEBTEDNESS" means, without duplication, each of the following:

    (a) Indebtedness under the exchange notes;

    (b) Indebtedness of the Company and the Restricted Subsidiaries Incurred pursuant to working capital facilities (including, without limitation, the Credit Agreement) in an amount not to exceed 70% of the market value of the Investment Securities securing such facilities constituting equity securities listed on the NYSE or the NASDAQ National Market System, less the amount of any permanent prepayments or reductions of commitments in respect of any such Indebtedness made pursuant to "--Certain Covenants--Limitation on Asset Sales";

    (c) Indebtedness of the Company and the Restricted Subsidiaries outstanding on the Issue Date (excluding Indebtedness under the Credit Agreement but including Indebtedness owed to Mill Bridge, Inc. and Kathryn Gallagher and other Indebtedness Incurred on the Issue Date pursuant to the Reorganization) reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

    (d) Permitted Subordinated Indebtedness Incurred after the Issue Date not to exceed $50.0 million at any one time outstanding;

    (e) Interest Swap Obligations of the Company covering Indebtedness of the Company and Interest Swap Obligations of any Restricted Subsidiary covering Indebtedness of such Restricted Subsidiary; provided, however, that such Interest Swap Obligations are entered into to protect the Company and the Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligations does not exceed the principal amount of the indebtedness to which such Interest Swap Obligations relates;

    (f) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and the Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

    (g) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary for so long as the Indebtedness is held by the Company or a Restricted Subsidiary, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary, provided that if as of any date any Person other than the Company or a Restricted Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such Indebtedness shall be deemed to be Incurred on such date and not constitute Permitted Indebtedness under this clause (g);

    (h) Indebtedness of the Company to a Restricted Subsidiary, provided that:

       (1) any Indebtedness of the Company to any Restricted Subsidiary is subordinate in right of payment to the exchange notes, and

       (2) if as of any date any Person other than a Restricted Subsidiary owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the date of Incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

    (i) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar installment inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such indebtedness is extinguished within five business days of Incurrence;

    (j) Indebtedness of the Company or any of the Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

    (k) Refinancing Indebtedness;

    (l) Purchase Money Indebtedness and Capitalized Lease Obligations (and any Indebtedness incurred to Refinance such Purchase Money Indebtedness or Capitalized Lease Obligations) of the Company or any Restricted Subsidiary not to exceed $20.0 million at any one time outstanding; and

    (m) additional Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not to exceed $15.0 million at any one time outstanding.

    "PERMITTED INVESTMENTS" means:

    (a) Investments by the Company or any Restricted Subsidiary in any Person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into the Company or a Restricted Subsidiary;

    (b) Investments in the Company by any Restricted Subsidiary; provided that any Indebtedness evidencing such Investment is unsecured and subordinate to the exchange notes;

    (c) Investments in cash and Cash Equivalents;

    (d) loans and advances to employees, officers and directors of the Company and the Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $5.0 million at any time outstanding in the aggregate;

    (e) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or a Restricted Subsidiary's businesses and otherwise in compliance with the Indenture;

    (f) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

    (g) Investments made by the Company or the Restricted Subsidiaries as a result of noncash consideration received in connection with an Asset Sale made in compliance with the covenant described under "--Certain Covenants--Limitation on Asset Sales";

    (h) Investments in Investment Securities (including borrowings or loans of Investment Securities) in the ordinary course of business of the Company and its Restricted Subsidiaries; or

    (i) additional Investments not to exceed $10.0 million at any one time outstanding in the aggregate.

    "PERMITTED LIENS" means the following types of Liens:

    (a) Liens for taxes, assessments or governmental charges or claims either:

       (1) not delinquent; or

       (2) contested in good faith by appropriate proceedings and as to which the Company or any Restricted Subsidiary shall have set aside on its books such reserves as may be required pursuant to GAAP;

    (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title, in each case arising in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

    (c) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

    (d) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

    (e) easements, rights-of-way, zoning restrictions, minor defects or irregularities in title and other similar charges or encumbrances in respect of real property not impairing in any material respect the ordinary conduct of the business of the Company or any Restricted Subsidiary;

    (f) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

    (g) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

    (h) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

    (i) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of the Restricted Subsidiaries, including rights of offset and set-off;

    (j) leases or subleases in respect of real property or equipment granted to others not interfering in any material respect with the ordinary conduct of the business of the Company or any Restricted Subsidiary;

    (k) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and

    (l) normal and customary rights of setoff upon deposits of cash in favor of banks or other depositary institutions.

    "PERMITTED SUBORDINATED INDEBTEDNESS" means Indebtedness of the Company Incurred at a time when no Default or Event of Default has occurred and is continuing:

    (a) which matures at least 91 days after the final maturity date for the exchange notes and is not prior to that time:

       (1) mandatorily redeemable, or

       (2) exchangeable for Indebtedness other than Permitted Subordinated Indebtedness pursuant to a sinking fund obligation or otherwise or upon the occurrence of any event,

    (b) which has a Weighted Average Life to Maturity greater than that of the exchange notes;

    (c) which is subordinate in right of payment to the exchange notes with payment blockage rights in favor of the Holders of the exchange notes as set forth in the Indenture; and

    (d) the proceeds of which are loaned by the Company to LaBranche pursuant to clause (g) of the definition of Permitted Indebtedness and a subordinated loan agreement (as defined in Appendix D to Rule 15c3-1) for use by LaBranche for net capital purposes and properly accounted for by LaBranche as Commission Net Capital and NYSE Net Capital; provided that any subordination of the loan by the Company will apply only to the extent required to permit the loan to qualify as Commission Net Capital and NYSE Net Capital.

    "PERSON" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

    "PREFERRED STOCK" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

    "PURCHASE MONEY INDEBTEDNESS" means Indebtedness of the Company or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of any property, provided that the aggregate principal amount of such Indebtedness does not exceed such purchase price or cost.

    "QUALIFIED CAPITAL STOCK" means any Capital Stock that is not Disqualified Capital Stock.

    "REDEMPTION DATE" has the meaning set forth under "Optional Redemption."

    "REFERENCE DATE" has the meaning set forth under "--Certain
Covenants--Limitation on Restricted Payments."

    "REFINANCE" means in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

    "REFINANCING INDEBTEDNESS" means any Refinancing by the Company or any Restricted Subsidiary of Indebtedness incurred in accordance with "Certain Covenants--Limitation on the Incurrence of Additional Indebtedness" (other than Permitted Indebtedness) or clause (a) or (c) of the definition of "Permitted Indebtedness," in each case that does not:

    (a) result in an increase in the aggregate principal amount of any Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium reasonably necessary to Refinance such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing); or

    (b) create Indebtedness with:

       (1) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or

       (2) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company.

    "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement dated the Issue Date by and among the Company and Salomon Smith Barney Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, as Initial Purchasers.

    "REORGANIZATION" means, as described in this prospectus, the creation of the Company as a holding company for LaB Investing Co. L.L.C. and LaBranche, the acquisition by the Company on the Issue Date of all of the limited partnership interests in LaBranche and the entire membership interest in LaB Investing Co. L.L.C., the issuance by the Company of the initial notes and the Incurrence by the Company and LaBranche of other Indebtedness as described in this prospectus.

    "REPLACEMENT ASSETS" means assets and property that will be used in the business of the Company and/or its Restricted Subsidiaries as such business is then being conducted (including Capital Stock of a Person that becomes a Wholly Owned Restricted Subsidiary).

    "RESTRICTED PAYMENT" has the meaning set forth under "--Certain Covenants--Limitations on Restricted Payments."

    "RESTRICTED SUBSIDIARY" means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a Board Resolution delivered to the Trustee, as an Unrestricted

Subsidiary pursuant to and in compliance with the covenant described under "--Certain Covenants--Limitation on Designations of Unrestricted Subsidiaries." Any such Designation may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

    "REVOCATION" has the meaning set forth under "--Certain
Covenants--Limitation on Designations of Unrestricted Subsidiaries."

    "RULE 15C3-1" means Rule 15c3-1 under the Exchange Act (or any successor provision).

    "SALE AND LEASEBACK TRANSACTION" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

    "SECURITIES ACT" means the Securities Act of 1933, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.

    "SIPA" means the Securities Investor Protection Act of 1970, as amended, or any successor statute or statutes thereto, and the rules and regulations promulgated thereunder.

    "SIGNIFICANT SUBSIDIARY" means, with respect to any Person, any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Section 1.02(w) of Regulation S-X under the Securities Act as in effect on the Issue Date, except that all references to 10% in
Section 1.02(w) shall be changed to 5%.

    "STATED MATURITY" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

    "SUBSIDIARY" with respect to any Person, means:

    (a) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstance shall at the time be owned, directly or indirectly, by such Person; or

    (b) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

    "SURVIVING ENTITY" has the meaning set forth under "--Certain
Covenants--Merger, Consolidation and Sale of Assets."

    "TRANSACTION DATE" has the meaning set forth in the definition of "Consolidated Fixed Charge Coverage Ratio."

    "TREASURY RATE" means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity, as compiled in the most recent Federal Reserve Release H.15 (519) which has become publicly available at least two business days prior to the relevant Redemption Date (or, if such statistical release is no longer published, any publicly available source of similar market data), closest to the period from such Redemption Date to the maturity date for the exchange notes, provided that, if the period from such Redemption Date to the maturity date is, not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of one year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that if the period from such

Redemption Date to the maturity date is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

    "UNRESTRICTED SUBSIDIARY" means any Subsidiary of the Company designated as such pursuant to and in compliance with the covenant described under "--Certain Covenants--Limitation on Designations of Unrestricted Subsidiaries." Any such designation may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

    (a) the then outstanding aggregate principal amount of such Indebtedness into

    (b) the sum of the total of the products obtained by multiplying:

       (1) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

       (2) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

    "WHOLLY OWNED RESTRICTED SUBSIDIARY" of the Company means any Restricted Subsidiary of which all the outstanding voting securities (other than in the case of a Subsidiary not organized under the laws of a State of the United States, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned directly or indirectly by the Company or any Wholly Owned Restricted Subsidiary.

BOOK-ENTRY, DELIVERY AND FORM

    The exchange notes will be issued in the form of a global note (the "Global Note"). The Global Note will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee. Except as set forth below, the Global Note may be transferred in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the Global Note directly through DTC if they have an account with DTC or indirectly through Euroclear System ("Euroclear") or Cedel Bank, N.A. ("Cedel Bank"), organizations which have accounts with DTC.

    Exchange notes that are issued as described below under "--Certificated Exchange Notes" will be issued in definitive form. Upon the transfer of an exchange note in definitive form, such exchange note will, unless the Global Note has previously been exchanged for exchange notes in definitive form, be exchanged for an interest in the Global Note representing the principal amount of exchange notes being transferred.

CERTAIN BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTE

    The descriptions of the operations and procedures of DTC, Euroclear and Cedel Bank set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. The Company takes no responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

    DTC has advised the Company that it is:

    - a limited purpose trust company organized under the laws of the State of New York,

    - a "banking organization" within the meaning of the New York Banking Law,

    - a member of the Federal Reserve System,

    - a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended and

    - a "clearing agency" registered pursuant to Section 17A of the Exchange
      Act.

    DTC was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC Participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

    The Company expects that pursuant to procedures established by DTC

    - upon deposit of the Global Note, DTC will credit the accounts of Participants with an interest in the Global Note, and

    - ownership of the exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants and the Indirect Participants (with respect to the interests of persons other than Participants).

    The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the exchange notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in exchange notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

    So long as DTC or its nominee is the registered owner of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes resented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have exchange notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of exchange notes under the Indenture of such Global Note. The Company understands that under existing industry practice, in the event that the Company requests any action of holders of exchange notes, or a holder that is an owner of a beneficial interest in the Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC could authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such exchange notes.

    The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest on the Global Note, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in the Global Note held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any exchange note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and Participants or the relationship between such Participants and the owners of beneficial interests in the Global Note owning through such Participants.

    Transfers between Participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Cedel Bank will be effected in the ordinary way in accordance with their respective rules and operating procedures.

    Cross-market transfers between Participants, on the one hand, and Euroclear or Cedel Bank participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel Bank, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel Bank, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel Bank, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel Bank participants may not deliver instructions directly to the depositaries for Euroclear or Cedel Bank.

    Because of time zone differences, the securities account of a Euroclear or Cedel Bank participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel Bank participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel Bank) immediately following the settlement date of DTC. Cash received in Euroclear or Cedel Bank as a result of sales of interests in the Global Note by or through a Euroclear or Cedel Bank participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel Bank cash account only as of the business day for Euroclear or Cedel Bank following DTC's settlement date.

    Although DTC, Euroclear and Cedel Bank have agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among participants in DTC, Euroclear and Cedel Bank, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel Bank or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED EXCHANGE NOTES

    If:

    - DTC (1) notifies the Company that it is no longer willing or able to act as a depositary and the Company fails to appoint a successor depositary or
      (2) ceases to be registered as a clearing agency under the Exchange Act;

    - the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of exchange notes in certificated form; or

    - at the request of DTC, if there shall have occurred and be continuing an event of default with respect to the exchange notes,

    then, upon surrender by DTC of the Global Note, certificated exchange notes in definitive form in denominations of U.S. $1,000 and integral multiples thereof will be issued to each person that DTC identifies as the beneficial owner of the exchange notes represented by the Global Note. Upon any such issuance, the Trustee is required to register such certificated exchange notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto. Subject to the foregoing, the Global Note is not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of DTC or its nominee.

    Neither the Company nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related exchange notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

    We entered into a registration rights agreement with the initial purchasers concurrently with the issuance of the initial notes. You may obtain a copy of the agreement by calling or writing to us at One Exchange Plaza, New York, New York 10006; (212) 425-1144. Under the agreement, we agreed to file with the SEC an exchange offer registration statement of which this prospectus is a part with respect to an offer to exchange the initial notes for a new series of exchange notes with terms substantially identical to the initial notes. We will also file a shelf registration statement to cover resales of initial notes or exchange notes by holders who provide us with certain information if:

    a) we are not permitted to effect the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

    b) the exchange offer is not completed within 120 days of the Issue Date;

    c) any holder of any private exchange notes so requests in writing to us within 30 days after the completion of the exchange offer; or

    d) in the case of any holder that participates in the exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of the Company within the meaning of the Securities Act).

    We will use our best efforts to obtain effectiveness of the applicable registration statement as promptly as possible.

    UNDER EXISTING INTERPRETATIONS OF THE STAFF OF THE DIVISION OF CORPORATION FINANCE OF THE SEC, THE EXCHANGE NOTES WOULD IN GENERAL BE FREELY TRADABLE AFTER THE COMPLETION OF THE EXCHANGE OFFER WITHOUT FURTHER COMPLIANCE WITH THE REGISTRATION AND DELIVERY REQUIREMENTS OF THE SECURITIES ACT. HOWEVER, THE SEC INDICATED THAT IT MAY REPEAL THESE INTERPRETATIONS. FURTHERMORE, THE SEC MAY ADOPT CERTAIN PROPOSED RULE CHANGES UNDER THE SECURITIES ACT. IF THE INTERPRETATIONS REFERRED TO ABOVE ARE REPEALED BEFORE THE EXCHANGE OFFER IS COMPLETED SO THAT THE EXCHANGE OFFER WOULD NO LONGER BE PERMISSIBLE, THEN HOLDERS OF THE INITIAL NOTES WILL NOT BE ABLE TO RECEIVE EXCHANGE NOTES PURSUANT TO AN EXCHANGE OFFER. RATHER, THE INITIAL NOTES WILL ONLY BE REGISTERED IN CONNECTION WITH RESALES BY THE HOLDERS. IN CONNECTION WITH SUCH RESALES, THE HOLDERS WILL BE REQUIRED TO DELIVER A PROSPECTUS TO THE PURCHASERS AND WILL BE SUBJECT TO CERTAIN OF THE CIVIL LIABILITY PROVISIONS UNDER THE SECURITIES ACT.

    Under the registration rights agreement we agreed to:

    - file the exchange offer registration statement with the SEC by the 45th day after the closing of our initial note offering;

    - use our best efforts to obtain effectiveness of the exchange offer registration statement by the 90th day after the closing for our initial note offering;

    - unless the exchange offer would not be permitted by applicable law or SEC policy, commence the exchange offer and use our best efforts to issue by the 120th day after the closing of our initial note offering exchange notes in exchange for all initial notes tendered in the exchange offer;

    - if obligated to file a shelf registration statement, use our best efforts to file such shelf registration statement with the SEC by the 45th day following the date of the occurrence of one of the events specified in the registration rights agreement which gives rise to our obligation to file a shelf registration statement; and

    - if obligated to file a shelf registration statement, use our best efforts to obtain effectiveness of such shelf registration statement by the 45th day after the initial shelf registration filing date.

    We agreed to pay additional interest if:

    - we fail to file the exchange offer registration statement by the 45th day after the closing of our initial note offering;

    - the exchange offer registration statement is not declared effective by the SEC by the 90th day after the closing of our initial note offering;

    - we fail to consummate the exchange offer by the 120th day after the closing of our initial note offering;

    - the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of exchange notes in accordance with and during the periods specified in the registration rights agreement;

    - we fail to file a shelf registration statement by the 45th day following the date of the occurrence of one of the events specified in the registration rights agreement which gives rise to our obligation to file a shelf registration statement;

    - the shelf registration statement is not declared effective by the SEC by the 45th day following the initial shelf registration filing date; or

    - the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities (as defined below) in accordance with and during the periods specified in the registration rights agreement.

    Each event described above is a "Registration Default." The term "Transfer Restricted Securities" means each initial note, or exchange note, until:

    - in the case of an initial note, the date on which such initial note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer;

    - in the case of an exchange note received by a broker-dealer in the exchange offer in exchange for an initial note, the date on which the exchange note is sold to a purchaser who receives from the broker-dealer on or prior to the date of sale a copy of the exchange offer prospectus;

    - in the case of an initial note, the date on which the initial note has been effectively registered under the Securities Act and disposed of under the shelf registration statement; or

    - in the case of an initial note, the date on which the initial note is publicly sold under Rule 144 under the Act.

    If a Registration Default occurs, we will pay to each holder of initial notes or exchange notes, as liquidated damages and not as a penalty, additional interest equal to 0.25% per annum of the aggregate principal amount of the initial notes or exchange notes held by such holder, during the 90-day period immediately following the occurrence of the first Registration Default. The amount of additional interest will increase by an additional 0.25% per annum at the beginning of each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum aggregate amount of additional interest equal to 1.00% per annum. All accrued additional interest with respect to initial notes or exchange notes held in global form will be paid by wire transfer of immediately available funds or by federal funds check. All accrued additional interest with respect to initial notes or exchange notes held in certificated form will be paid by wire transfer to the accounts specified by the relevant holder or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of additional interest will cease.

    Holders of initial notes have made certain representations to us (as described in the registration rights agreement) to participate in the exchange offer. Holders of initial notes and/or exchange notes must also deliver information required to be included in the shelf registration statement and provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their initial notes and/or exchange notes included in the registration statement and receive liquidated damages as described above.

                       DESCRIPTION OF OTHER INDEBTEDNESS

    The following summarizes the principal terms of the other indebtedness of LaBranche & Co Inc., LaBranche & Co. and LaB Investing Co. L.L.C. Copies of the material agreements relating to the other indebtedness have been filed with the SEC and the description below is qualified in its entirety by reference to the agreements. See "Where You Can Find Additional Information."

CREDIT AGREEMENT WITH THE BANK OF NEW YORK

    Effective as of June 23, 1999, the Credit Agreement between LaBranche & Co. and The Bank of New York was extended for an additional one-year term, and amended in order to increase the credit facility available thereunder from $75.0 million to $100.0 million. Borrowings under the Credit Agreement are secured by a pledge of the investment securities of LaBranche & Co. identified in the Credit Agreement. Loans under the Credit Agreement will bear interest at The Bank of New York's broker loan rate. All loans under the Credit Agreement will become due on June 23, 2000.

    The Credit Agreement contains covenants that require LaBranche & Co., among other things, to

    - maintain net capital of not less than $75.0 million, and

    - maintain a net worth of not less than $100.0 million.

    The Credit Agreement also restricts LaBranche & Co.'s ability to incur additional indebtedness, including guarantee liabilities, certain mortgages or other encumbrances or the assets pledged under the Credit Agreement.

LABRANCHE & CO.'S PRIVATE PLACEMENT DEBT

    LaBranche & Co. has two series of outstanding unsecured senior subordinated notes in the aggregate principal amounts of $20.0 million and $15.0 million, respectively. These notes mature on September 15, 2002 and June 3, 2008, respectively, and bear interest payable quarterly at respective annual rates of 8.17% and 7.69%.

    LaBranche & Co. may prepay, at a premium, all or any part of the senior subordinated notes at any time, provided that the amount prepaid is not less than 5% of the aggregate principal amount of the senior subordinated notes then outstanding.

    Upon the occurrence of a change of control, LaBranche & Co. may, but is not required to, make one irrevocable separate offer to each holder of the senior subordinated notes to prepay all of the senior subordinated notes then held by that holder. The occurrence of a change of control also constitutes an event of acceleration under each of the series of senior subordinated notes.

    Among other things, the agreements relating to the senior subordinated notes require that LaBranche & Co. comply with certain covenants including covenants that

    - restrict the type of businesses in which it may engage;

    - require its net capital to be at least 150% of the net capital required by the NYSE or the SEC and its adjusted partners' capital to be at least $40.0 million; and

    - prohibit it from making restricted payments.

    A failure to make timely payments of principal and/or interest on the senior subordinated notes or the occurrence of certain other events may result in a default under, or an acceleration of, the senior subordinated notes. These events include:

    - the Securities Investor Protection Corporation makes an application stating that the customers of LaBranche & Co. are in need of protection under the Securities Investor Protection Act, and the application is not dismissed within 30 days;

    - the SEC revokes the registration of LaBranche & Co. as a broker-dealer;

    - the NYSE suspends the status of LaBranche & Co. as a member organization; and

    - LaBranche & Co. fails to meet its net capital requirements.

CASH SUBORDINATED LOAN AGREEMENTS

    LaBranche & Co. is a party to a number of separate cash subordinated loan agreements with current employees, former partners and family members or affiliates of current and former partners of the firm. These cash subordinated loan agreements represent junior subordinated debt of LaBranche & Co. The current aggregate principal amount of such subordinated indebtedness is approximately $16.2 million. This debt bears interest payable quarterly at an annual rate of 10.0%. LaBranche & Co. has the option to prepay all or a portion of this debt, subject to the approval of the NYSE and the application of regulatory net capital requirements. The indebtedness represented by these cash subordinated loan agreements generally matures one year from the date of issuance, subject to automatic rollover for additional one-year terms, unless notice is given by either party not to renew the term at least seven months prior to the scheduled maturity date.

    As part of the reorganization of our firm from partnership to corporate form, LaBranche & Co. repaid $5.0 million in satisfaction of one of these cash subordinated loan agreements and incurred $350,000 of subordinated indebtedness pursuant to a new cash subordinated loan agreement in connection with the redemption of a limited partnership interest which bears interest at an annual rate of 8.0%.

NOTE ISSUED TO MILL BRIDGE

    In connection with the reorganization of our firm from partnership to corporate form, we acquired the limited partnership interest in LaBranche & Co. held by Mill Bridge, Inc. for $90.0 million, of which $74.0 million was paid in cash upon the consummation of our initial note offering and our common stock offering and $16.0 million was satisfied by the issuance by us of a note which is payable over three years. This $16.0 million obligation is a senior unsecured obligation of LaBranche & Co Inc. and is payable as to $5.0 million on the first anniversary of the completion of our initial note offering and our common stock offering, $5.0 million on the second anniversary of the completion of our initial note offering and our common stock offering and $6.0 million on the third anniversary of the completion of our initial note offering and our common stock offering, and bears interest at an annual rate of 9.5%. This obligation ranks pari passu with the exchange notes.

RETIREMENT PLAN OBLIGATIONS

    Upon the completion of our initial note offering and our common stock offering, LaBranche & Co. repaid approximately $1.1 million in indebtedness owed to participants in LaBranche & Co.'s retirement plan, which amount has been accrued in the historical consolidated statement of financial condition.

                    UNITED STATES INCOME TAX CONSIDERATIONS

    The following summary describes the material U.S. federal income tax consequences of the exchange of the initial notes for exchange notes that may be relevant to a beneficial owner of initial notes that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of such initial notes. This summary is based on laws, regulations, rulings and judicial and administrative decisions now in effect, all of which are subject to change. This summary deals only with investors that hold the initial notes as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as, but not limited to, banks, tax-exempt entities, insurance companies or dealers in securities or currencies, traders in securities electing to mark to market, persons that hold the initial notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or persons that have a "functional currency" other than the U.S. dollar.

    The exchange of initial notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. As a result, a U.S. holder of an initial note whose initial note is accepted in the exchange offer will not recognize gain or loss on the exchange for U.S. federal income tax purposes. Such holder's tax basis in the exchange notes will be equal to such holder's tax basis in the initial notes exchanged therefor, and the holding period for the exchange notes received pursuant to the exchange offer will include the holder's holding period for the initial notes surrendered therefor.

    Investors should consult their own tax advisors in determining the tax consequences to them, as a result of their individual circumstances, of the exchange of initial notes for exchange notes and of the ownership and disposition of exchange notes received in the exchange offer, including the application of state, local, foreign or other tax laws.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives exchange notes for its own account in exchange for initial notes pursuant to the exchange offer, where such initial notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to six-months, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until December 13, 1999, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

    We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of up to six-months, the Company will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. The Company has agreed to pay all expenses incident to the exchange offer, including the expenses of one special counsel for all of the holders of the initial notes, other than commissions or concessions of any broker-dealers. The Company will indemnify the holders of the initial notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of issuance of the exchange notes offered hereby will be passed upon for LaBranche & Co Inc. by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

    The audited financials statements and schedules of LaB Investing Co. L.L.C. and Subsidiary and the audited financial statements of LaBranche & Co. included in this prospectus have been audited by Arthur Andersen LLP, independent auditors, as stated in their reports appearing herein.

    The audited financial statements of Fowler, Rosenau & Geary, LLC included in this prospectus have been audited by Sugarman & Thrope, P.C., independent auditors, as stated in their report appearing herein.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement under the Securities Act on Form S-4 with respect to the exchange notes (together with all amendments and exhibits thereto, the "Registration Statement") and are subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements and other information with the SEC. For further information with respect to LaBranche & Co Inc., please refer to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus as to the contents of any contract, agreement of any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. A copy of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge and obtained at prescribed rates at the Public Reference Section of the SEC at its principal offices, located at 450 Fifth Street, N.W., Washington, D.C. 20549, and may be inspected without charge at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Registration Statement, including the exhibits and schedules thereto, is also available at the SEC's site on the World Wide Web at http://www.sec.gov.

          (Remainder of this page has been left blank intentionally.)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                    LAB INVESTING CO. L.L.C. AND SUBSIDIARY

                                                                PAGE
                                                              --------
LABRANCHE & CO INC. AND SUBSIDIARIES PRO FORMA CONSOLIDATED
  FINANCIAL INFORMATION (UNAUDITED)

Pro Forma Consolidated Financial Information (Overview)
  (unaudited)...............................................  F-3

Pro Forma Consolidated Statement of Financial Condition as
  of June 30, 1999 (unaudited)..............................  F-5

Pro Forma Consolidated Statement of Operations for the Six
  Months Ended June 30, 1999 (unaudited)....................  F-6

Pro Forma Consolidated Statement of Operations for the Year
  Ended December 31, 1998 (unaudited).......................  F-7

Notes to Pro Forma Consolidated Financial Information
  (unaudited)...............................................  F-8

LAB INVESTING CO. L.L.C. AND SUBSIDIARY CONSOLIDATED
  FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-9

Consolidated Statements of Financial Condition as of
  June 30, 1999 (unaudited) and as of December 31, 1998 and
  1997......................................................  F-10

Consolidated Statements of Operations for the Six Months
  Ended June 30, 1999 and 1998 (unaudited) and the Years
  Ended December 31, 1998, 1997 and 1996....................  F-11

Consolidated Statements of Changes in Members' Capital for
  the Six Months Ended June 30, 1999 (unaudited) and the
  Years Ended December 31, 1998, 1997 and 1996..............  F-12

Consolidated Statements of Cash Flows for the Six Months
  Ended June 30, 1999 and 1998 (unaudited) and the Years
  Ended December 31, 1998, 1997 and 1996....................  F-13

Notes to Consolidated Financial Statements..................  F-14

LAB INVESTING CO. L.L.C. (PARENT COMPANY ONLY) CONDENSED
  FINANCIAL STATEMENTS

Condensed Statements of Financial Condition as of
  December 31, 1998 and 1997................................  F-19

Condensed Statements of Operations for the Years Ended
  December 31, 1998, 1997 and 1996..........................  F-20

Condensed Statements of Changes in Members' Capital for the
  Years Ended December 31, 1998, 1997 and 1996..............  F-21

Condensed Statements of Cash Flows for the Years Ended
  December 31, 1998, 1997 and 1996..........................  F-22

Note to Condensed Financial Statements......................  F-23

                                                                PAGE
                                                              --------
LABRANCHE & CO. FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-24

Statements of Financial Condition as of June 30, 1999
  (unaudited) and as of December 31, 1998 and 1997..........  F-25

Statements of Operations for the Six Months Ended June 30,
  1999 and 1998 (unaudited) and the Years Ended
  December 31, 1998, 1997 and 1996..........................  F-26

Statements of Changes in Partners' Capital for the Six
  Months Ended June 30, 1999 (unaudited) and the Years Ended
  December 31, 1998, 1997 and 1996..........................  F-27

Statements of Cash Flows for the Six Months Ended June 30,
  1999 and 1998 (unaudited) and the Years Ended
  December 31, 1998, 1997 and 1996..........................  F-28

Notes to Financial Statements...............................  F-29

FOWLER, ROSENAU & GEARY, LLC FINANCIAL STATEMENTS

Independent Auditor's Report................................  F-35

Statements of Financial Condition as of June 30, 1998,
  November 30, 1997 and 1996................................  F-36

Statements of Income for the Seven Months Ended June 30,
  1998 and the Years Ended November 30, 1997 and 1996.......  F-37

Statements of Changes in Members' Capital for the Seven
  Months Ended June 30, 1998 and the Years Ended
  November 30, 1997 and 1996................................  F-38

Statements of Cash Flows for the Seven Months Ended
  June 30, 1998 and the Years Ended November 30, 1997 and
  1996......................................................  F-39

Notes to Financial Statements...............................  F-40

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

                                    OVERVIEW

    The following pro forma consolidated financial information is based on the historical consolidated financial statements of LaBranche & Co. and LaB Investing Co. L.L.C., its sole general partner (together, the "Partnership"), after giving effect to the acquisition of Fowler, Rosenau & Geary, LLC ("Fowler, Rosenau") and the reorganization and related transactions (the "Reorganization Transactions") to convert the Partnership to corporate form. The Reorganization Transactions are described in greater detail below. The pro forma consolidated statement of financial condition presents the Reorganization Transactions as if they occurred on June 30, 1999 and gives effect to the completion of the initial public offering. The pro forma consolidated statement of operations for the six months ended June 30, 1999 and for the year ended December 31, 1998 present the results of the Partnership as if the Reorganization Transactions had occurred on January 1, 1998. Additionally, the pro forma consolidated statement of operations for the year ended December 31, 1998 present the results of the Partnership as if the acquisition of Fowler, Rosenau had occurred on January 1, 1998.

    Effective July 1, 1998, the Partnership acquired the specialist operations of Fowler, Rosenau for an aggregate purchase price of approximately
$45.0 million, representing a 22.4% total general and limited partners' interest in the Partnership. The acquisition of Fowler, Rosenau was accounted for under the purchase method of accounting. The purchase price consisted of general and limited partnership interests issued to new partners admitted into the Partnership. The limited partners' interests were issued by LaBranche & Co. The excess purchase price over fair value of net assets acquired of approximately $25.8 million has been allocated to goodwill, which is being amortized over a 15-year period. The following unaudited pro forma consolidated financial statement of operations for the year ended December 31, 1998 gives effect to this acquisition as if it had occurred on January 1, 1998, by consolidating the results of operations of Fowler, Rosenau for the six months ended June 30, 1998 with the results of operations of the Partnership, which include the results of Fowler, Rosenau after June 30, 1998, for the year ended December 31, 1998.

    The Partnership is not currently subject to federal or state income taxes, but is currently subject to New York City unincorporated business tax. LaBranche & Co Inc., on a consolidated basis, is subject to federal, state and local income taxes. Concurrently with the closing of the common stock offering, the Partnership completed the following Reorganization Transactions:

    - The limited partners of LaBranche & Co. redeemed their interests for $140.2 million in cash, a $16.0 million note, $350,000 of subordinated indebtedness and 558,666 shares of common stock of LaBranche & Co Inc. with a value of $7.8 million, for a total purchase price of $164.4 million.

    - The members of LaB Investing Co. L.L.C. exchanged their membership interests in LaB Investing Co. L.L.C. for $9.0 million in cash and 34,816,334 shares of common stock of LaBranche & Co Inc.

    - $5.0 million of subordinated debt at an interest rate of 10.0% was repaid.

    In addition, simultaneously with the initial public offering, LaBranche & Co Inc. incurred indebtedness with a principal amount of $100.0 million. The proceeds of the indebtedness, net of estimated issuance costs of approximately $2.5 million, were used to redeem a portion of the limited partners' interests in LaBranche & Co. and withdrawing members' interests.

    The redemption of the limited partners' interest is accounted for as a step acquisition under the purchase method of accounting. The excess of purchase price over the limited partners' capital accounts is allocated to intangible assets with corresponding respective lives as follows:

INTANGIBLE ASSET                                                  AMOUNT         LIFE
----------------                                              --------------   --------
Specialist Stock List.......................................  $ 93.6 million   40 years
Trade Name..................................................    26.6 million   40 years
Goodwill....................................................     7.1 million   15 years
                                                              --------------
                                                              $127.3 million
                                                              ==============

    The allocation of purchase price and determination of useful lives was based upon an independent appraisal. The useful life of the specialist stock list was determined based upon analysis of historical turnover characteristics of the specialist stocks.

    Historically, the Partnership paid substantially all its earnings to its members as managing directors' compensation. Upon reorganization to corporate form, managing directors became employees of the corporation. The Board of Directors of LaBranche & Co Inc. approved the LaBranche & Co Inc. Annual Incentive Plan (the "Plan"). Under the Plan, a compensation pool of up to 30% of pre-tax income, which is assumed to include related employee benefits, will be set aside for managing directors and other employees. In determining the 30% compensation pool, compensation expenses relating to the grant of restricted stock units at the time of the common stock offering will be deducted. Managing directors will also be paid base annual compensation of amounts ranging between $150,000 to $250,000. Such base amounts are considered to be drawn against the 30% compensation pool.

    The pro forma consolidated financial information has been prepared by the Partnership's management and is not necessarily indicative of the results that would have been achieved had the acquisition of Fowler, Rosenau and the Reorganization Transactions occurred on the dates indicated or that may be achieved in the future. The pro forma consolidated financial information should be read in conjunction with the audited consolidated financial statements of the Partnership as of December 31, 1998 and 1997 and the three years in the period ended December 31, 1998, the notes thereto, and the unaudited consolidated financial statements as of June 30, 1999 and the six months in the periods ended June 30, 1999 and 1998, and the notes thereto.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

            PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                 JUNE 30, 1999

                                  (UNAUDITED)

                                (000'S OMITTED)

                                                                       PRO FORMA           PRO FORMA
                                                                     REORGANIZATION        OFFERING
                                                        HISTORICAL    ADJUSTMENTS         ADJUSTMENTS       PRO FORMA
                                                        ----------   --------------       -----------       ----------
                        ASSETS
CASH AND CASH EQUIVALENTS.............................   $  2,763       $ 97,500 (A)       $134,710(I)       $ 80,763
                                                                        (140,210)(B)
                                                                          (9,000)(C)
                                                                          (5,000)(D)
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL.......     35,300             --                 --            35,300
RECEIVABLE FROM BROKERS AND DEALERS...................    115,467             --                 --           115,467
SECURITIES OWNED, at market value:
  Corporate equities..................................    106,247             --                 --           106,247
  United States Government obligations................      1,436             --                 --             1,436
  Other...............................................      1,500             --                 --             1,500
COMMISSIONS RECEIVABLE................................      3,265             --                 --             3,265
EXCHANGE MEMBERSHIPS CONTRIBUTED FOR USE, at market
  value...............................................     20,000             --                 --            20,000
EXCHANGE MEMBERSHIPS OWNED, at cost (market value of
  $8,000).............................................      6,300             --                 --             6,300
OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost,
  less accumulated depreciation and amortization......      1,469             --                 --             1,469
INTANGIBLE ASSETS.....................................     45,838        127,287 (E)             --           173,125
OTHER ASSETS..........................................      6,516          2,500 (A)             --             9,016
                                                         --------       --------           --------          --------
    Total assets......................................   $346,101       $ 73,077           $134,710          $553,888
                                                         ========       ========           ========          ========

LIABILITIES AND MEMBERS' CAPITAL/ STOCKHOLDERS' EQUITY
LIABILITIES:
  Payable to brokers and dealers......................   $  3,347       $     --           $     --          $  3,347
  Securities sold, but not yet purchased, at market
    value.............................................     90,578             --                 --            90,578
  Accrued compensation................................     35,208             --                 --            35,208
  Accounts payable and other accrued expenses.........     12,042             --                 --            12,042
  Other liabilities...................................      1,105             --                 --             1,105
                                                         --------       --------           --------          --------
                                                          142,280             --                 --           142,280
                                                         --------       --------           --------          --------
LONG TERM DEBT........................................         --        100,000 (F)             --           100,000
                                                               --         16,000 (G)             --            16,000
                                                         --------       --------           --------          --------
                                                               --        116,000                 --           116,000
                                                                        --------                             --------
COMMITMENTS...........................................         --             --                 --                --
SUBORDINATED LIABILITIES:
  Exchange memberships, at market value...............     20,000             --                 --            20,000
                                                                             350 (H)             --               350
  Other subordinated indebtedness.....................     51,158         (5,000)(D)             --            46,158
                                                         --------       --------           --------          --------
                                                           71,158         (4,650)                --            66,508
                                                         --------       --------           --------          --------
LIMITED PARTNERS' INTEREST IN SUBSIDIARY..............     37,094        (37,094)(B)             --                --
                                                         --------       --------           --------          --------
                                                                          (9,000)(C)
MEMBERS' CAPITAL/STOCKHOLDERS' EQUITY.................     95,569          7,821 (B)        134,710 (I)       229,100
                                                         --------       --------           --------          --------
    Total liabilities and members'
      capital/stockholders' equity....................   $346,101       $ 73,077           $134,710          $553,888
                                                         ========       ========           ========          ========

           See notes to pro forma consolidated financial information.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                  (UNAUDITED)

                   (000'S OMITTED, EXCEPT PER SHARE AMOUNTS)

                                                          FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                                     ------------------------------------------------
                                                                   PRO FORMA                  PRO
                                                     HISTORICAL   ADJUSTMENTS                FORMA
                                                     ----------   -----------             -----------
REVENUES:
  Net gain on principal transactions...............    $78,666      $     --              $    78,666
  Commissions......................................     17,885            --                   17,885
  Other............................................      6,942            --                    6,942
                                                       -------      --------              -----------
    Total revenues.................................    103,493            --                  103,493
                                                       -------      --------              -----------
EXPENSES:
  Employee compensation and benefits...............     11,299        21,701 (J)               33,000
  Lease of exchange memberships....................      4,165            --                    4,165
  Interest.........................................      2,195         4,750 (K)                7,469
                                                                         760 (L)
                                                                          14 (M)
                                                                        (250)(N)
  Exchange, clearing and brokerage fees............      1,997            --                    1,997
  Amortization of intangibles......................      1,693         1,738 (O)                3,431
  Occupancy........................................        725            --                      725
  Communications...................................        538            --                      538
  Legal and professional fees......................        466            --                      466
  Other............................................      1,066            --                    1,066
                                                       -------      --------              -----------
    Total expenses before managing directors'
      compensation, limited partners' interest in
      earnings of subsidiary and provision for
      income taxes.................................     24,144        28,713                   52,857
                                                       -------      --------              -----------
  Income before managing directors' compensation,
    limited partners' interest in earnings of
    subsidiary and provision for income taxes......     79,349       (28,713)                  50,636
MANAGING DIRECTORS' COMPENSATION...................     48,214       (48,214)(P)                   --
                                                       -------      --------              -----------
  Income before limited partners' interest in
    earnings of subsidiary and provision for income
    taxes..........................................     31,135        19,501                   50,636
LIMITED PARTNERS' INTEREST IN EARNINGS OF
  SUBSIDIARY.......................................     21,054       (21,054)(Q)                   --
                                                       -------      --------              -----------
  Income before provision for income taxes.........     10,081        40,555                   50,636
PROVISION FOR INCOME TAXES.........................      3,789        19,235 (R)               23,024
                                                       -------      --------              -----------
  Net income.......................................      6,292        21,320                   27,612
                                                       =======      ========              ===========
Pro forma weighted average shares outstanding......                                        45,875,000(S)
                                                                                          ===========
Pro forma basic and diluted net earnings per
  share............................................                                       $      0.60(S)
                                                                                          ===========

           See notes to pro forma consolidated financial information.

                       LABRANCHE & CO INC. AND SUBSIDIARY

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                  (UNAUDITED)

                   (000'S OMITTED, EXCEPT PER SHARE AMOUNTS)

                                                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                          -------------------------------------------------------------
                                                            PRO FORMA ADJUSTMENTS
                                                       -------------------------------
                                                           FOWLER       REORGANIZATION          PRO
                                          HISTORICAL   ACQUISITION(T)    TRANSACTIONS          FORMA
                                          ----------   --------------   --------------      -----------
REVENUES:
  Net gain on principal transactions....    $95,048       $ 3,688          $     --         $    98,736
  Commissions...........................     26,576         7,387                --              33,963
  Other.................................      4,787           364                --               5,151
                                            -------       -------          --------         -----------
    Total revenues......................    126,411        11,439                --             137,850
                                            -------       -------          --------         -----------
EXPENSES:
  Employee compensation and benefits....     13,921         1,055            25,469 (J)          40,445
  Lease of exchange memberships.........      6,568           496                --               7,064
  Interest..............................      3,577           410             9,500 (K)          14,535
                                                                              1,520 (L)
                                                                                 28 (M)
                                                                               (500 )(N)
  Exchange, clearing and brokerage
    fees................................      2,898           335                --               3,233
  Amortization of intangibles...........      2,526           860 (U)         3,477 (O)           6,863
  Occupancy.............................      1,121           111                --               1,232
  Communications........................        964            26                --                 990
  Legal and professional fees...........        916           198                --               1,114
  Other.................................      2,285           660                --               2,945
                                            -------       -------          --------         -----------
    Total expenses before managing
      directors' compensation, limited
      partners' interest in earnings of
      subsidiary and provision for
      income taxes......................     34,776         4,151            39,494              78,421
                                            -------       -------          --------         -----------
  Income before managing directors'
    compensation, limited partners'
    interest in earnings of subsidiary
    and provision for income taxes......     91,635         7,288           (39,494)             59,429
MANAGING DIRECTORS' COMPENSATION........     58,783         1,387           (60,170)(P)              --
                                            -------       -------          --------         -----------
  Income before limited partners'
    interest in earnings of subsidiary
    and provision for income taxes......     32,852         5,901            20,676              59,429
LIMITED PARTNERS' INTEREST IN EARNINGS
  OF SUBSIDIARY.........................     26,292            --           (26,292)(Q)              --
                                            -------       -------          --------         -----------
  Income before provision for income
    taxes...............................      6,560         5,901            46,968              59,429
PROVISION FOR INCOME TAXES..............      3,900           200            23,538 (R)          27,638
                                            -------       -------          --------         -----------
  Net income............................    $ 2,660       $ 5,701          $ 23,430         $    31,791
                                            =======       =======          ========         ===========
Pro forma weighted average shares
  outstanding...........................                                                     45,875,000(S)
                                                                                            ===========
Pro forma basic and diluted net earnings
  per share.............................                                                    $      0.69(S)
                                                                                            ===========

           See notes to pro forma consolidated financial information.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

             NOTES TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

                                  (UNAUDITED)

(A) Reflects net proceeds received for issuance of the long-term indebtedness which does not reflect the debt discount of approximately $200,000. Debt issuance costs of approximately $2.5 million have been reflected.

(B) Reflects the redemption of limited partnership interests in exchange for $164.4 million, comprised of $140.2 million in cash, a $16.0 million note and $350,000 of subordinated indebtedness and $7.8 million in common stock.

(C) Reflects redemption of members' interest for $9.0 million in cash.

(D) Reflects pro forma repayment of $5.0 million of subordinated liabilities owed to a limited partner.

(E) Reflects $127.3 million of purchase price allocated to intangibles for the redemption of limited partnership interests.

(F) Reflects the issuance of $100.0 million of long-term indebtedness at the principal amount. The net proceeds are assumed to be used for redemption of limited partners' and members' interest.

(G) Reflects the issuance of a $16.0 million note assumed to be used for redemption of limited partners' interest.

(H) Reflects the issuance of $350,000 of subordinated indebtedness assumed to be used for the redemption of a limited partners' interest.

(I) Reflects net proceeds of $134.7 million to be received upon completion of the initial public offering.

(J) Employee compensation and benefits was adjusted to reflect managing directors' compensation based on new authorized revised compensation policies which will be implemented at the time of the reorganization. Under this policy, a compensation pool of up to 30% of pre-tax income, which is assumed to include related employee benefits, will be set aside for managing directors and other employees. The pro forma compensation adjustment reflects managing directors' compensation, which is comprised of an annual base salary of approximately $6.3 million (36 managing directors at approximately $175,000, on average), employee benefits of approximately
    $1.1 million (2.5% of total managing directors' compensation) and the remaining balance as bonus, as well as compensation expenses related to employee restricted stock awards of $17.0 million which vest over 5 years and result in an annual expense of $3.4 million. The pro forma adjustment does not include any other compensation expenses related to employees who are not managing directors.

(K) Reflects interest expense for the $100.0 million of long-term indebtedness based upon an interest rate of 9.5%.

(L) Reflects interest expense for the $16.0 million note based upon an interest rate of 9.5%.

(M) Reflects interest expense for the $350,000 of subordinated indebtedness based upon an interest rate of 8.0%.

(N) Reflects the reversal of the interest expense related to the $5.0 million of subordinated indebtedness based upon an interest rate of 10.0%.

(O) Reflects pro forma amortization of intangibles related to redemption of limited partners' interests.

(P) Managing directors' compensation was adjusted to reverse the actual amounts previously recorded.

(Q) Reflects reversal of limited partners' interest in earnings of subsidiary.

(R) Reflects federal, state and local income taxes at an estimated effective tax rate of approximately 44%.

(S) Based on 45,875,000 shares outstanding immediately after the offerings. Excludes (1) 1,200,000 shares of common stock subject to options and
    (2) restricted stock units for 1,059,000 shares of common stock, in each case granted under the Equity Incentive Plan.

(T) Reflects the pro forma pre-acquisition results of operations of Fowler, Rosenau for the six months ended June 30, 1998.

(U) Reflects the pro forma amortization of intangibles for the six months ended June 30, 1998 related to the Fowler, Rosenau acquisition.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of
LaB Investing Co. L.L.C. and Subsidiary:

    We have audited the accompanying consolidated statements of financial condition of LaB Investing Co. L.L.C. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in members' capital and cash flows for the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaB Investing Co. L.L.C. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The parent company only condensed financial statements appearing on pages F-19 through F-23 are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. Such statements have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

New York, New York
January 25, 1999

                    LAB INVESTING CO. L.L.C. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                (000'S OMITTED)

                                                                                DECEMBER 31,
                                                                             -------------------
                                                             JUNE 30, 1999     1998       1997
                                                             -------------   --------   --------
                                                              (UNAUDITED)
                          ASSETS
CASH AND CASH EQUIVALENTS..................................     $  2,763     $  4,722   $  2,989
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL............       35,300       21,100     15,000
RECEIVABLE FROM BROKERS AND DEALERS........................      115,467       54,808     58,174
SECURITIES OWNED, at market value:
  Corporate equities.......................................      106,247      114,994     37,027
  United States Government obligations.....................        1,436        1,468      2,466
  Other....................................................        1,500        1,360        868
COMMISSIONS RECEIVABLE.....................................        3,265        3,009      1,737
EXCHANGE MEMBERSHIPS CONTRIBUTED FOR USE, at market
  value....................................................       20,000       12,250     12,250
EXCHANGE MEMBERSHIPS OWNED, at cost (market value of $8,000
  and $4,900 at June 30, 1999 and December 31, 1998,
  respectively)............................................        6,300        6,300         --
OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less
  accumulated depreciation and amortization of $973, $729
  and $346, respectively...................................        1,469        1,647        586
INTANGIBLE ASSETS..........................................       45,838       47,532     24,243
OTHER ASSETS...............................................        6,516        3,011      2,414
                                                                --------     --------   --------
      Total assets.........................................     $346,101     $272,201   $157,754
                                                                ========     ========   ========
             LIABILITIES AND MEMBERS' CAPITAL
LIABILITIES:
  Payable to brokers and dealers...........................     $  3,347     $  3,892   $  1,661
  Securities sold, but not yet purchased, at market
    value..................................................       90,578       67,896     39,327
  Accrued compensation.....................................       35,208       17,735      9,894
  Accounts payable and other accrued expenses..............       12,042        6,347      3,476
  Other liabilities........................................        1,105        1,341      1,341
                                                                --------     --------   --------
                                                                 142,280       97,211     55,699
                                                                --------     --------   --------
COMMITMENTS................................................           --           --         --
SUBORDINATED LIABILITIES:
  Exchange memberships, at market value....................       20,000       12,250     12,250
  Other subordinated indebtedness..........................       51,158       48,073     31,423
                                                                --------     --------   --------
                                                                  71,158       60,323     43,673
                                                                --------     --------   --------

LIMITED PARTNERS' INTEREST IN SUBSIDIARY...................       37,094       37,574     20,724
                                                                --------     --------   --------
MEMBERS' CAPITAL...........................................       95,569       77,093     37,658
                                                                --------     --------   --------
      Total liabilities and members' capital...............     $346,101     $272,201   $157,754
                                                                ========     ========   ========

 The accompanying notes are an integral part of these consolidated statements.

                    LAB INVESTING CO. L.L.C. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                (000'S OMITTED)

                                             FOR THE SIX MONTHS ENDED         FOR THE YEARS ENDED
                                                     JUNE 30,                     DECEMBER 31,
                                             -------------------------   ------------------------------
                                                1999          1998         1998       1997       1996
                                             -----------   -----------   --------   --------   --------
                                             (UNAUDITED)   (UNAUDITED)
REVENUES:
  Net gain on principal transactions.......    $ 78,666      $40,825     $95,048    $47,817    $37,113
  Commissions..............................      17,885       10,412      26,576     15,186     10,180
  Other....................................       6,942          902       4,787      4,637      2,643
                                               --------      -------     -------    -------    -------
    Total revenues.........................     103,493       52,139     126,411     67,640     49,936
                                               --------      -------     -------    -------    -------
EXPENSES:
  Employee compensation and benefits.......      11,299        5,229      13,921      8,108      5,723
  Severance................................          --           --          --        300      5,375
  Lease of exchange memberships............       4,165        2,777       6,568      3,727      2,468
  Interest.................................       2,195        1,494       3,577      1,566        331
  Exchange, clearing and brokerage fees....       1,997        1,360       2,898      2,042      1,514
  Amortization of intangibles..............       1,693          834       2,526        737         --
  Occupancy................................         725          415       1,121        465        435
  Communications...........................         538          432         964        709        495
  Legal and professional fees..............         466          265         916        620        170
  Other....................................       1,066        1,615       2,285      1,634        642
                                               --------      -------     -------    -------    -------
    Total expenses before managing
      directors' compensation, limited
      partners' interest in earnings of
      subsidiary and unincorporated
      business taxes.......................      24,144       14,421      34,776     19,908     17,153
                                               --------      -------     -------    -------    -------
  Income before managing directors'
    compensation, limited partners'
    interest in earnings of subsidiary and
    unincorporated business taxes..........      79,349       37,718      91,635     47,732     32,783
MANAGING DIRECTORS' COMPENSATION...........      48,214       23,725      58,783     30,008     23,235
                                               --------      -------     -------    -------    -------
  Income before limited partners' interest
    in earnings of subsidiary and
    unincorporated business taxes..........      31,135       13,993      32,852     17,724      9,548
LIMITED PARTNERS' INTEREST IN EARNINGS OF
  SUBSIDIARY...............................      21,054       10,848      26,292     14,354      9,638
                                               --------      -------     -------    -------    -------
  Income (loss) before unincorporated
    business taxes.........................      10,081        3,145       6,560      3,370        (90)
UNINCORPORATED BUSINESS TAXES..............       3,789        1,900       3,900      1,881      1,602
                                               --------      -------     -------    -------    -------
  Net income (loss)........................    $  6,292      $ 1,245     $ 2,660    $ 1,489    $(1,692)
                                               ========      =======     =======    =======    =======

 The accompanying notes are an integral part of these consolidated statements.

                    LAB INVESTING CO. L.L.C. AND SUBSIDIARY

             CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

                                (000'S OMITTED)

                                                              MEMBERS'
                                                              CAPITAL
                                                              --------
BALANCE, January 1, 1996....................................  $ 18,270
  Net (loss)................................................    (1,692)
  Contributions to capital..................................     6,092
  Distributions of capital..................................    (8,935)
                                                              --------
BALANCE, December 31, 1996..................................    13,735
  Net income................................................     1,489
  Contributions to capital..................................    28,574
  Distributions of capital..................................    (6,140)
                                                              --------
BALANCE, December 31, 1997..................................    37,658
  Net income................................................     2,660
  Contributions to capital..................................    66,563
  Distributions of capital..................................   (29,788)
                                                              --------
BALANCE, December 31, 1998..................................    77,093
  Net income................................................     6,292
  Contributions to capital..................................    18,096
  Distributions of capital..................................    (5,912)
                                                              --------
BALANCE, June 30, 1999 (unaudited)..........................  $ 95,569
                                                              ========

 The accompanying notes are an integral part of these consolidated statements.

                    LAB INVESTING CO. L.L.C. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (000'S OMITTED)

                                                 FOR THE SIX MONTHS ENDED         FOR THE YEARS ENDED
                                                         JUNE 30,                     DECEMBER 31,
                                                 -------------------------   ------------------------------
                                                    1999          1998         1998       1997       1996
                                                 -----------   -----------   --------   --------   --------
                                                 (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)............................   $  6,292      $  1,245     $  2,660   $  1,489   $ (1,692)
  Adjustments to reconcile net income (loss) to
    net cash (used in) provided by operating
    activities--
    Depreciation and amortization..............      1,887           971        3,020        909        131
    Undistributed limited partners interest in
      earnings of subsidiary...................     (2,148)         (704)       3,646      1,241     (2,098)
  Changes in assets and liabilities--
    Securities purchased under agreements to
      resell...................................    (14,200)      (19,800)      (6,100)    (8,500)       800
    Receivable from brokers and dealers........    (60,659)       21,108        3,366    (40,188)     6,085
    Corporate equities.........................      8,747       (24,209)     (77,967)    (6,338)   (16,132)
    United States Government obligations.......         32         1,037          998          1      3,577
    Other assets...............................       (873)       (1,231)      (1,970)    (2,047)      (255)
    Payable to brokers and dealers.............       (545)         (200)       2,231     (2,731)     4,202
    Securities sold, but not yet purchased.....     22,682        (9,003)      28,569     20,591      2,935
    Accrued compensation.......................     17,473         8,902        8,891     (5,322)    11,068
    Accounts payable and other liabilities.....      5,459           425        2,379      1,371      1,210
                                                  --------      --------     --------   --------   --------
      Net cash (used in) provided by operating
        activities.............................    (15,853)      (21,459)     (30,277)   (39,524)     9,831
                                                  --------      --------     --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net increase in office equipment and
    leasehold improvements.....................        (74)       (1,034)      (1,550)      (278)      (449)
                                                  --------      --------     --------   --------   --------
      Net cash (used in) investing
        activities.............................        (74)       (1,034)      (1,550)      (278)      (449)
                                                  --------      --------     --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of subordinated
    debt.......................................      1,784        16,300       16,750     28,004      1,769
  Proceeds from contributions to capital.......     18,096         7,234       46,598     10,948      6,092
  Payments for distributions of capital........     (5,912)       (1,518)     (29,788)    (6,140)    (8,935)
                                                  --------      --------     --------   --------   --------
      Net cash provided by (used in) financing
        activities.............................     13,968        22,016       33,560     32,812     (1,074)
                                                  --------      --------     --------   --------   --------
      (Decrease) increase in cash and cash
        equivalents............................     (1,959)         (477)       1,733     (6,990)     8,308

CASH AND CASH EQUIVALENTS, beginning of
  period.......................................      4,722         2,989        2,989      9,979      1,671
                                                  --------      --------     --------   --------   --------
CASH AND CASH EQUIVALENTS, end of period.......   $  2,763      $  2,512     $  4,722   $  2,989   $  9,979
                                                  ========      ========     ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH
  PAID FOR:
  Interest.....................................   $  6,344      $  3,461     $  8,788   $  4,360   $  2,764
  Unincorporated business taxes................      5,339           920        2,244      2,161      1,092
SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES
Excess of purchase price over fair value of
  assets acquired..............................   $     --      $     --     $ 25,815   $ 24,980   $     --

 The accompanying notes are an integral part of these consolidated statements.

                    LAB INVESTING CO. L.L.C. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

    The consolidated financial statements include the accounts of LaB Investing Co. L.L.C. ("LaB Investing"), a New York limited liability company and its subsidiary LaBranche & Co., a New York limited partnership (collectively, the "Partnership"). LaB Investing is the general partner of LaBranche & Co. and has a partnership interest in LaBranche & Co. of 69.7%. Limited partners own the remaining 30.3% of LaBranche & Co. LaBranche & Co. operates primarily as a specialist on the New York Stock Exchange, Inc. ("NYSE").

2. INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL INFORMATION

    The unaudited interim consolidated financial information as of June 30, 1999 and for the six months ended June 30, 1999 and 1998, are presented in the accompanying consolidated financial statements. The unaudited interim consolidated financial information reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for such periods. Results of the interim periods are not necessarily indicative of results to be obtained for a full fiscal year.

3. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management does not believe that actual results will differ materially from these estimates.

INTANGIBLE ASSETS

    Intangible assets are soley comprised of goodwill. Goodwill is being amortized on a straight-line basis over 15 years. Subsequent to its acquisition, the Partnership continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Partnership uses an estimate of the undiscounted net income over the remaining life in measuring whether the assets are recoverable.

EXCHANGE MEMBERSHIPS

    Exchange memberships owned by the Partnership are carried at cost.

    Certain members of the Partnership have contributed the use of 10 memberships on the NYSE to the Partnership. These memberships are subordinated to claims of general creditors and are carried at market value with a corresponding amount recorded in subordinated liabilities. Lease payments are paid by the Partnership to the members and limited partners for the use of the exchange memberships at a rate management believes is commensurate with the rent paid to nonaffiliated parties for the use of their exchange memberships.

                    LAB INVESTING CO. L.L.C. AND SUBSIDIARY

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than three months.

SECURITIES TRANSACTIONS

    Securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are reflected at market value and unrealized gains and losses are reflected in net gain on principal transactions. Dividends and Securities and Exchange Commission (the "SEC") fees are also included in net gain on principal transactions. Dividend income and expense is recognized on the payable date which does not differ materially from the ex-date.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of office equipment and leasehold improvements.

COLLATERALIZED FINANCING TRANSACTIONS

    Securities purchased and sold under agreements to resell and repurchase, as well as securities borrowed and loaned for which cash is deposited or received, are treated as collateralized financing transactions and are recorded at contract amount.

COLLATERAL

    The Partnership continues to report assets as owned when they are pledged as collateral in secured financing arrangements and the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership continues not to report securities received as collateral in secured financing arrangements because the debtor typically has the right to substitute or redeem the collateral on short notice.

REPORTABLE OPERATING SEGMENT

    The Partnership considers its present operations to be one reportable segment for purposes of presenting consolidated financial information and for evaluating its performance. The financial statement information presented in the accompanying consolidated financial statements is consistent with the preparation of financial information for the purpose of internal use.

MANAGING DIRECTORS' COMPENSATION

    The managing directors of LaBranche & Co. are the members of LaB Investing. The Partnership pays out substantially all of its earnings as compensation expense to its managing directors.

                    LAB INVESTING CO. L.L.C. AND SUBSIDIARY

4. RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

    The balances presented as receivable from, and payable to, brokers and dealers consist of the following at December 31, 1998 and 1997:

                                                                 1998          1997
                                                              -----------   -----------
Receivable from brokers and dealers:
Pending trades, net.........................................  $34,390,173   $42,858,436
Securities borrowed.........................................   17,386,200    13,410,300
Receivable from clearing organizations......................    1,812,999     1,905,532
Securities failed to deliver................................    1,218,950       --
                                                              -----------   -----------
                                                              $54,808,322   $58,174,268
                                                              ===========   ===========
Payable to brokers and dealers:
Securities failed to receive................................  $ 3,892,030   $ 1,661,359
                                                              ===========   ===========

5. TAXES

    The Partnership is not subject to federal or state income taxes. Such taxes, if any, are the responsibility of the individual members. The Partnership is subject to the New York City Unincorporated Business Tax.

6. CAPITAL AND NET LIQUID ASSET REQUIREMENTS

    As a specialist and member of the NYSE, LaBranche & Co. is subject to SEC Rule 15c3-1 adopted and administered by the NYSE and the SEC. LaBranche & Co. is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined.

    As of June 30, 1999 (unaudited) and as of December 31, 1998, LaBranche & Co.'s net capital, as defined under SEC Rule 15c3-1, was $99,993,833 and $86,545,533, respectively, and exceeded minimum requirements by $96,820,130 and $85,169,019, respectively. LaBranche & Co.'s aggregate indebtedness to net capital ratio was .48 to 1 and .24 to 1, respectively.

    The NYSE also requires members registered as regular specialists to establish that they can meet, with their own net liquid assets, a minimum dollar amount which shall be the greater of $1,000,000 or 25% of their position requirement ("Rule 104.2"). In 1998, due to the market share represented by the Partnership's specialist book, the NYSE mandated the firm to maintain minimum net liquid assets of the greater of 120% of LaBranche & Co.'s Rule 104.2 position requirement, or $90.0 million, adjusted by the amount of the position requirement for any new stock allocations. The position requirement is the ability to assume positions in stocks in which they are registered, of 30,000 shares of each S&P 500 common stock, 22,500 shares in all other common stocks, 4,500 shares in each convertible preferred stock and 1,800 shares in each nonconvertible preferred stock. The term "net liquid assets" for a specialist which also engages in transactions other than specialist activities is based upon its excess net capital determined in accordance with SEC Rule 15c3-1.

    As of June 30, 1999 (unaudited) and as of December 31, 1998, the Partnership's NYSE minimum required dollar amount of net liquid assets, as defined, was $91.5 million and $90.6 million, respectively, compared to actual net liquid assets, as defined, of $116,251,755 and $103,134,594, respectively.

                    LAB INVESTING CO. L.L.C. AND SUBSIDIARY

7. ACQUISITIONS

    The acquisitions of the specialist operations described below were accounted for under the purchase method of accounting. The purchase price associated with each acquisition consisted of general partnership and limited partnership interests issued to new partners admitted into the Partnership. Such partnership interests were valued based upon an independent appraisal. Excess purchase price over fair value of net assets acquired has been allocated to goodwill.

    Effective July 1, 1997, the Partnership acquired a portion of the specialist operations of Stern Bros., LLC for an aggregate purchase price of approximately $9.3 million representing an 8.3% total general partners' interests in the Partnership. The goodwill associated with the acquisition was approximately
$7.8 million.

    Effective August 1, 1997, the Partnership acquired the specialist operations of Ernst, Homans, Ware & Keelips for an aggregate purchase price of approximately $18.5 million representing general and limited partnership interest totaling 16.4%. The excess purchase price over fair value of net assets acquired was approximately $17.2 million.

    Effective July 1, 1998, the Partnership acquired the specialist operations of Fowler, Rosenau & Geary, LLC ("Fowler, Rosenau") for an aggregate purchase price of approximately $45.0 million representing a 22.4% total general and limited partners' interest in the Partnership. The excess purchase price over fair value of net assets acquired was approximately $25.8 million (The audited financial statements of Fowler, Rosenau have been included elsewhere in this prospectus).

8. COMMITMENTS

    During 1998, the Partnership secured a $75.0 million committed line of credit with The Bank of New York. The agreement matured on June 25, 1999. In June 1999, the Partnership amended and extended the committed line of credit to $100.0 million through June 23, 2000 (unaudited). In addition, the Partnership has outstanding letter of credit agreements with U.S. Trust aggregating approximately $1,581,000. Such letter of credit agreements are collateralized with U.S. Trust by a Treasury bill with a face value of $1.5 million and a cash balance of approximately $179,000.

    Minimum rental commitments under existing noncancelable leases for office space and equipment are as follows:

YEAR ENDING DECEMBER 31:
------------------------
1999........................................................  $  684,000
2000........................................................     468,000
2001........................................................     540,000
2002........................................................     540,000
2003........................................................     540,000
Thereafter..................................................   2,304,000

    These leases contain escalation clauses providing for increased rentals based upon maintenance and tax increases.

9. SUBORDINATED LIABILITIES

    The Partnership has subordinated indebtedness agreements approved by the NYSE for inclusion as net capital, as defined. Interest is payable quarterly at various annual rates. Eleven of the agreements

                    LAB INVESTING CO. L.L.C. AND SUBSIDIARY

9. SUBORDINATED LIABILITIES (CONTINUED)
representing $11,473,000 mature within the last six months of 1999, and the remaining four agreements representing $1,200,000 mature within the first six months of 2000. These agreements all have automatic rollover provisions as long as at least six months notice is given by the lender.

    Seven agreements representing $20,000,000 mature on September 15, 2002 with an annual rate of 8.17% paid on a quarterly basis. Five agreements representing $15,000,000 mature on June 3, 2008 with an annual rate of 7.69% paid on a quarterly basis. These notes are senior to all other subordinated notes.

    The Partnership entered into a subordinated liability related to a Secured Demand Note Receivable for $300,000 due July 15, 1999 and $100,000 due May 1, 1999 both with an annual rate of 10.0% paid on a quarterly basis. These agreements have automatic rollover provision unless at least seven months notice is given by the lender.

    Interest expense related to the above subordinated liabilities primarily comprises interest expense in the accompanying statements of operations.

    Exchange membership contributed pursuant to subordination agreements in the amount of $12,250,000 comprise the remaining subordinated liabilities.

10. SEVERANCE ARRANGEMENTS

    For the years ended December 31, 1997 and 1996, the Partnership entered into severance arrangements with two of their former members. The Partnership recorded the full amount of severance upon termination of these individuals in 1997 and 1996.

11. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires companies to report the fair value of financial instruments for certain assets and liabilities. Substantially all of the Partnership's financial instruments are short-term in nature or carry market interest rates and, accordingly, approximate fair value.

12. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET
    RISK

    As a specialist on the NYSE, the Partnership is engaged in various securities trading and lending activities. In connection with its activities as a specialist, the Partnership assumes positions in the stocks for which it is responsible. The Partnership is exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions. The Partnership is exposed to market risk associated with the sale of securities not yet purchased, which can be directly impacted by volatile trading on the NYSE. Additionally, in the event of nonperformance and unfavorable market price movements, the Partnership may be required to purchase or sell financial instruments, which may result in a loss to the Partnership.

    The Partnership enters into collateralized financing agreements in which it extends short-term credit to major financial institutions. The Partnership controls access to the collateral pledged by the counterparties, which generally consists of U.S. equity and government securities. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

                            LAB INVESTING CO. L.L.C.

                             (PARENT COMPANY ONLY)

                  CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                (000'S OMITTED)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
                           ASSETS
CASH........................................................  $    21    $    15
DUE FROM SUBSIDIARY.........................................       --         13
INVESTMENT IN SUBSIDIARY, AT EQUITY VALUE...................   77,072     37,630
                                                              -------    -------
  Total Assets..............................................  $77,093    $37,658
                                                              =======    =======
                      MEMBERS' CAPITAL
MEMBERS' CAPITAL............................................   77,093     37,658
                                                              -------    -------
  Total Members' Capital....................................  $77,093    $37,658
                                                              =======    =======

              See accompanying note to condensed financial statements.

                            LAB INVESTING CO. L.L.C.

                             (PARENT COMPANY ONLY)

                       CONDENSED STATEMENTS OF OPERATIONS

                                (000'S OMITTED)

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
REVENUE:
  Equity earnings (losses) in investment in subsidary.......   $2,663    $ 1,480    $(1,704)
                                                               ------    -------    -------
    Total revenue...........................................    2,663      1,480     (1,704)
                                                               ------    -------    -------
EXPENSES:
  Other expenses............................................        3          1         --
                                                               ------    -------    -------
    Total expenses..........................................        3          1         --
                                                               ------    -------    -------
  Income (loss) before unincorporated business tax..........    2,660      1,479     (1,704)
                                                               ------    -------    -------
UNINCORPORATED BUSINESS TAX BENEFIT.........................       --        (10)       (12)
                                                               ------    -------    -------
  Net income (loss).........................................   $2,660    $ 1,489    $(1,692)
                                                               ======    =======    =======

            See accompanying note to condensed financial statements.

                            LAB INVESTING CO. L.L.C.

                             (PARENT COMPANY ONLY)

              CONDENSED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

                                (000'S OMITTED)

                                                              MEMBERS'
                                                               CAPITAL
                                                              ---------
BALANCE, January 1, 1996....................................  $ 18,270
  Net (loss)................................................    (1,692)
  Contributions to capital..................................     6,092
  Distributions of capital..................................    (8,935)
                                                              --------
BALANCE, December 31, 1996..................................    13,735
  Net income................................................     1,489
  Contributions to capital..................................    28,574
  Distributions of capital..................................    (6,140)
                                                              --------
BALANCE, December 31, 1997..................................    37,658
  Net income................................................     2,660
  Contributions to capital..................................    66,563
  Distributions of capital..................................   (29,788)
                                                              --------
BALANCE, December 31, 1998..................................  $ 77,093
                                                              ========

            See accompanying note to condensed financial statements.

                            LAB INVESTING CO. L.L.C.

                             (PARENT COMPANY ONLY)

                       CONDENSED STATEMENTS OF CASH FLOW

                                (000'S OMITTED)

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $  2,660   $  1,489   $(1,692)
  Changes in assets and liabilities--
    Due from subsidiary.....................................        13         26        52
    (Increase) decrease in investment in subsidiary.........   (19,477)    (6,343)    4,812
    Other liabilities.......................................        --        (10)     (360)
                                                              --------   --------   -------
                                                               (16,804)    (4,838)    2,812
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from contributions to capital....................    46,598     10,948     6,092
  Payments for distributions of capital.....................   (29,788)    (6,140)   (8,935)
                                                              --------   --------   -------
Net change in cash..........................................         6        (30)      (31)
Cash, beginning of year.....................................        15         45        76
                                                              --------   --------   -------
Cash, end of year...........................................  $     21   $     15   $    45
                                                              ========   ========   =======
SUPPLEMENTAL DISCLOSURES OF CASH PAID FOR:
  Unincorporated business tax...............................  $      3   $     11   $   344
SUPPLEMENTAL NONCASH FINANCING ACTIVITIES:
  Excess of purchase price over fair value of assets
    acquired................................................  $ 19,965   $ 17,626   $    --

            See accompanying note to condensed financial statements.

                            LAB INVESTING CO. L.L.C.
                             (PARENT COMPANY ONLY)

                     NOTE TO CONDENSED FINANCIAL STATEMENTS

1. NOTE TO CONDENSED FINANCIAL STATEMENTS

    The condensed financial statements of LaB Investing Co. L.L.C. (parent company only) should be read in conjunction with the consolidated financial statements of LaB Investing Co. L.L.C. and Subsidiary and the notes thereto contained elsewhere in this prospectus.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of
LaBranche & Co.:

    We have audited the accompanying statements of financial condition of LaBranche & Co. (a New York limited partnership) as of December 31, 1998 and 1997, and the related statements of operations, changes in partners' capital and cash flows for the three years in the period ended December 31, 1998. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBranche & Co. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP

New York, New York
January 25, 1999

                                LABRANCHE & CO.

                       STATEMENTS OF FINANCIAL CONDITION

                                (000'S OMITTED)

                                                                               DECEMBER 31,
                                                              JUNE 30,     ---------------------
                                                                1999          1998        1997
                                                             -----------   ----------   --------
                                                             (UNAUDITED)
                          ASSETS
CASH AND CASH EQUIVALENTS..................................    $  2,739     $  4,701    $  2,974
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL............      35,300       21,100      15,000
RECEIVABLE FROM BROKERS AND DEALERS........................     115,467       54,808      58,174
SECURITIES OWNED, at market value:
    Corporate equities.....................................     106,247      114,994      37,027
    United States Government obligations...................       1,436        1,468       2,466
    Other..................................................       1,500        1,360         868
COMMISSIONS RECEIVABLE.....................................       3,265        3,009       1,737
EXCHANGE MEMBERSHIPS CONTRIBUTED FOR USE, at market
  value....................................................      20,000       12,250      12,250
EXCHANGE MEMBERSHIPS OWNED, at cost (market value of $8,000
  and $4,900 at June 30, 1999 and December 31, 1998,
  respectively)............................................       6,300        6,300          --
OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less
  accumulated depreciation and amortization of $973, $729
  and $346, respectively...................................       1,469        1,647         586
INTANGIBLE ASSETS..........................................      45,838       47,532      24,243
OTHER ASSETS...............................................       5,852        3,011       2,414
                                                               --------     --------    --------
      Total assets.........................................    $345,413     $272,180    $157,739
                                                               ========     ========    ========
             LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES:
    Payable to brokers and dealers.........................    $  3,347     $  3,892    $  1,661
    Securities sold, but not yet purchased, at market
      value................................................      90,578       67,896      39,327
    Accrued compensation...................................      35,208       17,735       9,894
    Accounts payable and other accrued expenses............      11,378        6,347       3,489
    Other liabilities......................................       1,105        1,341       1,341
                                                               --------     --------    --------
                                                                141,616       97,211      55,712
COMMITMENTS................................................          --           --          --
SUBORDINATED LIABILITIES:
    Exchange memberships, at market value..................      20,000       12,250      12,250
    Other subordinated indebtedness........................      51,158       48,073      31,423
                                                               --------     --------    --------
                                                                 71,158       60,323      43,673
                                                               --------     --------    --------

PARTNERS' CAPITAL:
    General partner........................................      95,545       77,072      37,630
    Limited partners.......................................      37,094       37,574      20,724
                                                               --------     --------    --------
      Total partners' capital..............................     132,639      114,646      58,354
                                                               --------     --------    --------
      Total liabilities and partners' capital..............    $345,413     $272,180    $157,739
                                                               ========     ========    ========

        The accompanying notes are an integral part of these statements.

                                LABRANCHE & CO.

                            STATEMENTS OF OPERATIONS

                                (000'S OMITTED)

                                                FOR THE SIX MONTHS
                                                      ENDED                FOR THE YEARS ENDED
                                                     JUNE 30,                  DECEMBER 31,
                                               --------------------   ------------------------------
                                                 1999        1998       1998       1997       1996
                                               ---------   --------   --------   --------   --------
                                                   (UNAUDITED)
REVENUES:
  Net gain on principal transactions.........   $78,666    $40,825    $95,048    $47,817    $37,113
  Commissions................................    17,885     10,412     26,576     15,186     10,180
  Other......................................     6,942        902      4,787      4,627      2,617
                                                -------    -------    -------    -------    -------
    Total revenues...........................   103,493     52,139    126,411     67,630     49,910
                                                -------    -------    -------    -------    -------
EXPENSES:
  Employee compensation and benefits.........    11,299      5,229     13,921      8,108      5,723
  Severance..................................        --         --         --        300      5,375
  Lease of exchange memberships..............     4,165      2,777      6,568      3,727      2,468
  Interest...................................     2,195      1,494      3,577      1,566        331
  Exchange, clearing and brokerage fees......     1,997      1,360      2,898      2,042      1,514
  Amortization of intangibles................     1,693        834      2,526        737         --
  Occupancy..................................       725        415      1,121        465        435
  Communications.............................       538        432        964        709        495
  Legal and professional fees................       466        265        916        620        170
  Other......................................     1,064      1,614      2,282      1,633        638
                                                -------    -------    -------    -------    -------
    Total expenses before managing directors'
      compensation, and unincorporated
      business taxes.........................    24,142     14,420     34,773     19,907     17,149
                                                -------    -------    -------    -------    -------
    Income before managing directors'
      compensation, and unincorporated
      business taxes.........................    79,351     37,719     91,638     47,723     32,761
MANAGING DIRECTORS' COMPENSATION.............    48,214     23,725     58,783     30,008     23,235
                                                -------    -------    -------    -------    -------
    Income before unincorporated business
      taxes..................................    31,137     13,994     32,855     17,715      9,526
UNINCORPORATED BUSINESS TAXES................     3,789      1,900      3,900      1,881      1,592
                                                -------    -------    -------    -------    -------
    Net income...............................   $27,348    $12,094    $28,955    $15,834    $ 7,934
                                                =======    =======    =======    =======    =======

        The accompanying notes are an integral part of these statements.

                                LABRANCHE & CO.

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                (000'S OMITTED)

                                                              GENERAL    LIMITED
                                                              PARTNER    PARTNERS    TOTAL
                                                              --------   --------   --------
BALANCE, January 1, 1996....................................  $18,473    $ 14,227   $ 32,700
  Net income (loss).........................................   (1,704)      9,638      7,934
  Contributions to capital..................................    3,243       1,770      5,013
  Distributions of capital..................................   (6,351)    (13,506)   (19,857)
                                                              -------    --------   --------
BALANCE, December 31, 1996..................................   13,661      12,129     25,790
  Net income................................................    1,480      14,354     15,834
  Contributions to capital..................................   26,555      10,572     37,127
  Distributions of capital..................................   (4,066)    (16,331)   (20,397)
                                                              -------    --------   --------
BALANCE, December 31, 1997..................................   37,630      20,724     58,354
  Net income................................................    2,663      26,292     28,955
  Contributions to capital..................................   42,630      18,324     60,954
  Distributions of capital..................................   (5,851)    (27,766)   (33,617)
                                                              -------    --------   --------
BALANCE, December 31, 1998..................................   77,072      37,574    114,646
  Net income................................................    3,939      23,409     27,348
  Contributions to capital..................................   17,395       1,028     18,423
  Distributions of capital..................................   (2,861)    (24,917)   (27,778)
                                                              -------    --------   --------
BALANCE, June 30, 1999 (unaudited)..........................  $95,545    $ 37,094   $132,639
                                                              =======    ========   ========

        The accompanying notes are an integral part of these statements.

                                LABRANCHE & CO.

                            STATEMENTS OF CASH FLOWS

                                (000'S OMITTED)

                                                  FOR THE SIX MONTHS         FOR THE YEARS ENDED
                                                    ENDED JUNE 30,               DECEMBER 31,
                                                  -------------------   ------------------------------
                                                    1999       1998       1998       1997       1996
                                                  --------   --------   --------   --------   --------
                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income....................................  $27,348    $ 12,094   $28,955    $15,834    $ 7,934
  Adjustments to reconcile net income to net
    cash (used in) provided by operating
    activities-
  Depreciation and amortization.................    1,887         971     3,020        909        131
Changes in assets and liabilities-
  Securities purchased under agreements to
    resell......................................  (14,200)     21,108    (6,100)    (8,500)       800
  Receivable from brokers and dealers...........  (60,659)    (19,800)    3,366    (40,188)     6,085
  Corporate equities............................    8,747     (24,209)  (77,967)    (6,338)   (16,132)
  United States Government obligations..........       32       1,037       998          1      3,577
  Commissions receivable........................     (256)       (225)   (1,272)      (742)      (240)
  Other assets..................................   (2,622)     (1,015)   (1,089)    (1,598)     1,333
  Payable to brokers and dealers................     (545)       (200)    2,231     (2,731)     4,202
  Securities sold, but not yet purchased........   22,682      (9,003)   28,569     20,591      2,935
  Accrued compensation..........................   17,473       8,902     7,841     (5,322)    11,032
  Accounts payable and other liabilities........    5,796         425     2,858      1,181        381
                                                  -------    --------   -------    -------    -------
      Net cash (used in) provided by operating
        activities..............................    5,683      (9,915)   (8,590)   (26,903)    22,038
                                                  -------    --------   -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net increase in office equipment and leasehold
    improvements................................      (74)     (1,034)   (1,555)      (278)      (449)
                                                  -------    --------   -------    -------    -------
Net cash (used in) investing activities.........      (74)     (1,034)   (1,555)      (278)      (449)
                                                  -------    --------   -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of subordinated
    debt........................................    1,784      16,300    16,650     28,471      1,594
  Proceeds from contributions to capital........   18,423       8,029    28,840     12,147      5,013
  Payments for distributions of capital.........  (27,778)    (13,842)  (33,618)   (20,397)   (19,857)
                                                  -------    --------   -------    -------    -------
      Net cash provided by (used in) financing
        activities..............................   (7,571)     10,487    11,872     20,221    (13,250)
                                                  -------    --------   -------    -------    -------
      (Decrease) increase in cash and cash
        equivalents.............................   (1,962)       (462)    1,727     (6,960)     8,339
CASH AND CASH EQUIVALENTS, beginning of
  period........................................    4,701       2,974     2,974      9,934      1,595
                                                  -------    --------   -------    -------    -------
CASH AND CASH EQUIVALENTS, end of period........  $ 2,739    $  2,512   $ 4,701    $ 2,974    $ 9,934
                                                  =======    ========   =======    =======    =======
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR:
  Interest......................................  $ 6,344    $  3,461   $ 8,788    $ 4,360    $ 2,764
  Unincorporated business taxes.................    5,339         920     2,244      2,161      1,092
SUPPLEMENTAL NONCASH FINANCING ACTIVITIES:
  Excess of purchase price over fair value of
    assets acquired.............................  $    --    $     --   $25,815    $24,980    $    --

        The accompanying notes are an integral part of these statements.

                                LABRANCHE & CO.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

    LaBranche & Co. ("LaBranche") was formed as a limited partnership, under the New York Uniform Limited Partnership Act. LaBranche operates primarily as a specialist in certain equity securities listed on the New York Stock
Exchange, Inc. ("NYSE").

    LaBranche's general partner is LaB Investing Co. L.L.C. ("LaB"), a New York limited liability company, which owns 69.7% of LaBranche. The remaining 30.3% is owned by limited partners. The individual members of LaB are managing directors of LaBranche.

2. INTERIM FINANCIAL STATEMENTS AND FINANCIAL INFORMATION

    The unaudited interim financial information as of June 30, 1999 and for the six months ended June 30, 1999 and 1998, is presented in the accompanying financial statements. The unaudited interim financial information reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for such periods. Results of the interim periods are not necessarily indicative of results to be obtained for a full fiscal year.

3. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management does not believe that actual results will differ materially from these estimates.

INTANGIBLE ASSETS

    Intangible assets are soley comprised of goodwill. Goodwill is being amortized on a straight-line basis over 15 years. Subsequent to its acquisition, LaBranche continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, LaBranche uses an estimate of undiscounted net income over the remaining life in measuring whether the assets are recoverable.

EXCHANGE MEMBERSHIPS

    Exchange memberships owned by LaBranche are carried at cost.

    Certain members of LaBranche have contributed the use of 10 memberships on the NYSE to LaBranche. These memberships are subordinated to claims of general creditors and are carried at market value with a corresponding amount recorded in subordinated liabilities. Lease payments are paid by LaBranche to certain managing directors for the use of the exchange memberships at a rate management believes is commensurate with the rent paid to nonaffiliated parties for the use of their exchange memberships.

                                LABRANCHE & CO.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than three months.

SECURITIES TRANSACTIONS

    Securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are reflected at market value and unrealized gains and losses are reflected in net gain on principal transactions. Dividends and Securities and Exchange Commission (the "SEC") fees are also included in net gain on principal transactions. Dividend income and expense are recognized on the payable date, which does not differ materially from the ex-date.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of office equipment and leasehold improvements.

COLLATERALIZED FINANCING TRANSACTIONS

    Securities purchased and sold under agreements to resell and repurchase, as well as securities borrowed and loaned for which cash is deposited or received, are treated as collateralized financing transactions and are recorded at contract amount.

COLLATERAL

    LaBranche continues to report assets as owned when they are pledged as collateral in secured financing arrangements and the secured party cannot sell or repledge the assets or LaBranche can substitute collateral or otherwise redeem it on short notice. LaBranche continues not to report securities received as collateral in secured financing arrangements because the debtor typically has the right to substitute or redeem the collateral on short notice.

MANAGING DIRECTORS' COMPENSATION

    LaBranche pays out substantially all of its earnings as compensation expense to its managing directors.

                                LABRANCHE & CO.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

    The balances presented as receivable from and payable to brokers and dealers consist of the following at December 31, 1998 and 1997:

                                                                 1998          1997
                                                              -----------   -----------
Receivable from brokers and dealers:
Pending trades, net.........................................  $34,390,173   $42,858,436
Securities borrowed.........................................   17,386,200    13,410,300
Receivable from clearing organizations......................    1,812,999     1,905,532
Securities failed to deliver................................    1,218,950            --
                                                              -----------   -----------
                                                              $54,808,322   $58,174,268
                                                              ===========   ===========
Payable to brokers and dealers:
Securities failed to receive................................  $ 3,892,030   $ 1,661,359
                                                              ===========   ===========

5. TAXES

    LaBranche is not subject to federal or state income taxes. Such taxes, if any, are the responsibility of the individual members. LaBranche is subject to the New York City Unincorporated Business Tax.

6. CAPITAL AND NET LIQUID ASSET REQUIREMENTS

    As a specialist and member of the NYSE, LaBranche is subject to SEC
Rule 15c3-1 adopted and administered by the NYSE and the SEC. LaBranche is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined.

    As of June 30, 1999 (unaudited) and as of December 31, 1998, LaBranche's net capital, as defined under SEC Rule 15c3-1, was $99,993,833 and $86,545,533, respectively, and exceeded minimum requirements by $96,820,130 and $85,169,019, respectively. LaBranche's aggregate indebtedness to net capital ratio was .48 to 1 and .24 to 1, respectively.

    The NYSE also requires members registered as regular specialists to establish that they can meet, with their own net liquid assets, a minimum dollar amount which shall be the greater of $1,000,000 or 25% of their position requirement ("Rule 104.2"). In 1998, due to the concentration of LaBranche's specialist book, the NYSE mandated the firm to maintain minimum net liquid assets of the greater of 120% of the LaBranche's Rule 104.2 position requirement, or $90.0 million, adjusted by the amount of the position requirement for any new stock allocations. The position requirement is the ability to assume positions in stocks in which they are registered of 30,000 shares of each S&P 500 common stock, 22,500 shares in all other common stocks, 4,500 shares in each convertible preferred stock and 1,800 shares in each nonconvertible preferred stock. The term "net liquid assets" for a specialist who also engages in transactions other than specialist activities is based upon its excess net capital determined in accordance with SEC Rule 15c3-1.

    As of June 30, 1999 (unaudited) and as of December 31, 1998, LaBranche's NYSE minimum required dollar amount of net liquid assets, as defined, was $91.5 million and $90.6 million, respectively, compared to actual net liquid assets, as defined, of $116,251,755 and $103,134,594, respectively.

                                LABRANCHE & CO.

7. ACQUISITIONS

    The acquisitions of the specialist operations described below were accounted for under the purchase method of accounting. The purchase price of the acquisitions have been pushed down and reflected in LaBranche's financial statements. The purchase price associated with each acquisition consisted of general partnership and limited partnership interests issued to new members admitted into LaB and new partners admitted into LaBranche. Such partnership interests were valued based upon an independent appraisal. Excess purchase price over fair value of net assets acquired has been allocated to goodwill.

    Effective July 1, 1997, LaBranche acquired a portion of the specialist operations of Stern Bros., LLC for an aggregate purchase price of approximately $9.3 million, representing an 8.3% total general partners' interest in LaBranche. The goodwill associated with the acquisition was approximately
$7.8 million.

    Effective August 1, 1997, LaBranche acquired the specialist operations of Ernst, Homans, Ware & Keelips for an aggregate purchase price of approximately $18.5 million, representing general and limited partnership interests totaling 16.4%. The excess purchase price over fair value of net assets acquired was approximately $17.2 million.

    Effective July 1, 1998, LaBranche acquired the specialist operations of Fowler, Rosenau & Geary, LLC ("Fowler, Rosenau") for an aggregate purchase price of approximately $45.0 million, representing a 22.4% total general and limited partners' interest in LaBranche. The excess purchase price over fair value of net assets acquired was approximately $25.8 million.

8. COMMITMENTS

    During 1998, LaBranche secured a $75.0 million committed line of credit with The Bank of New York. The agreement matured on June 25, 1999. In June 1999, the Partnership amended and extended the committed line of credit to $100.0 million through June 23, 2000 (unaudited). In addition, LaBranche has outstanding letter of credit agreements with U.S. Trust aggregating approximately $1,581,000. Such letter of credit agreements are collateralized with U.S. Trust by a Treasury bill with a face value of $1.5 million and a cash balance of approximately $179,000.

    Minimum rental commitments under existing noncancelable leases for office space and equipment are as follows:

Year ending December 31:
1999........................................................  $  684,000
2000........................................................     468,000
2001........................................................     540,000
2002........................................................     540,000
2003........................................................     540,000
Thereafter..................................................   2,304,000

    These leases contain escalation clauses providing for increased rentals based upon maintenance and tax increases.

                                LABRANCHE & CO.

9. SUBORDINATED LIABILITIES

    LaBranche has subordinated indebtedness agreements approved by the NYSE for inclusion as net capital, as defined. Interest is payable quarterly at various annual rates. Eleven of the agreements representing $11,473,000 mature within the last six months of 1999, and the remaining four agreements representing $1,200,000 mature within the first six months of 2000. These agreements all have automatic rollover provisions as long as at least six months' notice is given by the lender.

    Seven agreements representing $20,000,000 mature on September 15, 2002 with an annual rate of 8.17% paid on a quarterly basis. Five agreements representing $15,000,000 mature on June 3, 2008 with an annual rate of 7.69% paid on a quarterly basis. These notes are senior to all other subordinated notes.

    LaBranche entered into a subordinated liability related to a Secured Demand Note Receivable for $300,000 due July 15, 1999 and $100,000 due May 1, 1999, both with an annual rate of 10.0% paid on, a quarterly basis. These agreements have automatic rollover provisions unless at least seven months notice is given by the lender.

    Interest expense related to the subordinated liabilities comprises interest expense in the accompanying statements of operations.

    Exchange memberships contributed pursuant to subordination agreements in the amount of $12,250,000 comprise the remaining subordinated liabilities.

10. SEVERANCE ARRANGEMENTS

    For the years ended December 31, 1997 and 1996, LaBranche entered into severance arrangements with two of its former members. LaBranche recorded the full amount of severance upon termination of these individuals in 1997 and 1996.

11. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires companies to report the fair value of financial instruments for certain assets and liabilities. Substantially all of LaBranche's financial instruments are short-term in nature or carry market interest rates and, accordingly, approximate fair value.

12. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET
    RISK

        As a specialist on the NYSE, LaBranche is engaged in various securities trading and lending activities. In connection with its activities as a specialist, LaBranche assumes positions in stocks for which it is responsible. LaBranche is exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions. LaBranche is exposed to market risk associated with the sale of securities not yet purchased, which can be directly impacted by volatile trading on the NYSE. Additionally, in the event of nonperformance and unfavorable market price movements, LaBranche may be required to purchase or sell financial instruments, which may result in a loss to LaBranche.

                                LABRANCHE & CO.

12. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET RISK (CONTINUED)
    LaBranche enters into collateralized financing agreements in which it extends short-term credit to major financial institutions. LaBranche controls access to the collateral pledged by the counterparties, which generally consists of U.S. equity and government securities. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

                         INDEPENDENT AUDITOR'S REPORT:

To the Members of Fowler, Rosenau & Geary, LLC

    We have audited the accompanying statements of financial condition of Fowler, Rosenau & Geary, LLC as of November 30, 1997 and 1996, and June 30, 1998 and the related statements of income, changes in members' capital, and cash flows for the periods then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fowler, Rosenau & Geary, LLC as of November 30, 1997 and 1996, and June 30, 1998, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

/s/ Sugarman & Thrope, P.C.
January 20, 1999
New York, NY

                          FOWLER, ROSENAU & GEARY, LLC

                       STATEMENTS OF FINANCIAL CONDITION

                                (000'S OMITTED)

                                                                            NOVEMBER 30,
                                                              JUNE 30,   -------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
ASSETS
  Cash......................................................  $   312    $   189    $    69
  Commissions Receivable....................................    2,698        817        875
  Inventory of Specialist Stocks--at market.................   15,486      9,482      8,315
  Receivable from Broker Dealers............................    7,163     14,040     12,643
  Deposits and Rent Security................................      606        752        550
  Memberships (four) in New York Stock Exchange--at cost....    3,414      2,209      2,209
  Furniture, Equipment and Leasehold Improvements at cost,
    Net of Accumulated Depreciation and Amortization........       --        124        161
  Investment in Clearing Broker.............................       --         --        509
  Other Assets..............................................       26         33         47
                                                              -------    -------    -------
    Total assets............................................  $29,705    $27,646    $25,378
                                                              =======    =======    =======
LIABILITIES AND CAPITAL
  Short Sales of Specialist Stocks--at market...............  $ 7,084    $ 2,848    $ 4,188
  Accounts Payable and Accrued Expenses.....................      618      1,365      1,311
                                                              -------    -------    -------
    Total Liabilities.......................................    7,702      4,213      5,499
  Members' Capital..........................................   22,003     23,433     19,879
                                                              -------    -------    -------
    Total liabilities and members' capital..................  $29,705    $27,646    $25,378
                                                              =======    =======    =======

                          See the accompanying notes.

                          FOWLER, ROSENAU & GEARY, LLC

                              STATEMENTS OF INCOME

                                (000'S OMITTED)

                                                             FOR THE
                                                              SEVEN
                                                              MONTHS       FOR THE YEARS ENDED
                                                              ENDED           NOVEMBER 30,
                                                             JUNE 30,    -----------------------
                                                               1998        1997           1996
                                                            ----------   --------       --------
REVENUES
  Principal Transactions, net.............................   $  4,664    $ 11,874       $  9,396
  Commissions.............................................      8,300      10,909          9,786
  Other...................................................        367         773            217
                                                             --------    --------       --------
    Total Revenues........................................     13,331      23,556         19,399
                                                             --------    --------       --------
EXPENSES
  Employee Compensation and Related Expenses..............      1,233       2,192          1,828
  Severance...............................................         54         281            281
  Rental of Exchange Memberships..........................        577         547            505
  Seat Interest Paid to Members...........................        233         420            200
  Unincorporated Business Tax.............................        465         713            591
  Brokerage, Clearing and Exchange Fees...................        401       1,225            802
  Occupancy...............................................        129         214            211
  Communications..........................................         31          50             24
  Legal and Professional Fees.............................        208         100            159
  Insurance...............................................        199         323            321
  Other...................................................        546         709            614
                                                             --------    --------       --------
    Total expenses before members' compensation...........      4,076       6,774          5,536
                                                             --------    --------       --------
    Net Income before members' compensation...............      9,255      16,782         13,863
    Members' Compensation.................................      1,626       2,987          2,825
                                                             --------    --------       --------
    Net Income............................................   $  7,629    $ 13,795       $ 11,038
                                                             ========    ========       ========

                          See the accompanying notes.

                          FOWLER, ROSENAU & GEARY, LLC

                   STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

                                (000'S OMITTED)

                                                          FOR THE SEVEN
                                                             MONTHS          FOR THE YEARS ENDED
                                                              ENDED              NOVEMBER 30,
                                                            JUNE 30,      --------------------------
                                                              1998          1997              1996
                                                          -------------   ---------         --------
Balance, beginning of period............................    $ 23,433      $  19,879         $ 18,563
Net income..............................................       7,629         13,795           11,038
                                                            --------      ---------         --------
                                                              31,062         33,674           29,601
Additions (withdrawals) of capital, net.................      (9,059)       (10,241)          (9,722)
                                                            --------      ---------         --------

Balance, end of period..................................    $ 22,003      $  23,433         $ 19,879
                                                            ========      =========         ========

                          See the accompanying notes.

                          FOWLER, ROSENAU & GEARY, LLC

                            STATEMENTS OF CASH FLOWS

                                (000'S OMITTED)

                                                               FOR THE
                                                                SEVEN            FOR THE
                                                                MONTHS         YEARS ENDED
                                                                ENDED         NOVEMBER 30,
                                                               JUNE 30,    -------------------
                                                                 1998        1997       1996
                                                              ----------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income................................................   $ 7,629     $ 13,795   $11,038
  Adjustments to Reconcile to Net Cash Provided by Operating
    Activities:
    Depreciation............................................       134           71        41
  Changes in Assets and Liabilities:
    Commissions and Dividends Receivable....................    (1,881)          58      (195)
    Inventory of Specialist Stocks..........................    (6,004)      (1,167)    1,354
    Clearing Accounts--net..................................     6,877       (1,397)   (2,435)
    Other Assets............................................         7           14        (2)
    Short Inventory of Specialist Stocks....................     4,236       (1,340)     (720)
    Accounts Payable and Accrued Expenses...................      (747)          54       476
                                                               -------     --------   -------
  Net Cash Provided by Operating Activities.................    10,251       10,088     9,557
                                                               -------     --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Office Furniture and Equipment Purchase...................       (10)         (34)     (194)
  Investment in Clearing Broker.............................        --          509     1,475
  Rent, Security and Deposits...............................       146         (202)     (240)
  Increase in Exchange Memberships..........................    (1,205)          --      (921)
                                                               -------     --------   -------
  Net Cash (used in) provided by Investing Activities.......    (1,069)         273       120
                                                               -------     --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net Withdrawal of Capital.................................    (9,059)     (10,241)   (9,722)
                                                               -------     --------   -------
  Increase (decrease) in cash...............................       123          120       (45)
  Cash, beginning of period.................................       189           69       114
                                                               -------     --------   -------
  Cash, end of period.......................................   $   312     $    189   $    69
                                                               =======     ========   =======

                          See the accompanying notes.

                          FOWLER, ROSENAU & GEARY, LLC

                         NOTES TO FINANCIAL STATEMENTS

(1) Accounting policies followed by the Firm:

        As of December 1, 1995, the firm changed from a limited partnership (L.P.) to a limited liability company (LLC)

        Security transactions are recorded on a trade date basis.

        The inventory of securities in the firm's specialist trading account was valued under the last in first out, (LIFO) method of valuation until November 30, 1993. Thereafter, the securities inventory is valued at market.

        Federal, State and City income taxes have not been provided for since each member is individually liable for his own tax payments. The firm is liable for New York City Unincorporated Business Tax and has filed returns and paid the tax to November 30, 1998.

        The company's business operations were "merged" into LaBranche & Co. as of the close of business on June 30, 1998. At that time the Specialist securities, (long and short), and four memberships were transferred to LaBranche & Co. All other assets and liabilities were retained by Fowler, Rosenau & Geary, LLC

(2) In addition to the three New York Stock Exchange memberships, the use of which is contributed to the parternship, the firm holds four other memberships subject to ABC agreements. An ABC agreement is an agreement under which a membership is held in the name of an individual affiliated with the broker-dealer and typically the purchase of the seat is financed by the broker-dealer. An ABC agreement provides that if the affiliated person leaves the broker-dealer, he or she can retain title to the membership if he or she pays the broker-dealer the replacement value of the membership or the sales proceeds thereof; otherwise the broker-dealer will be entitled to transfer title to another affiliated individual.

(3) The investment in clearing broker Murphey, Marseilles, Smith & Nammack, Inc. became worthless in December, 1996 and was written off as a loss in the year ended November 30, 1997.

(4) The Deposit and rent security is comprised of:

Internal Revenue Service -- certain deposit attributable to
  the use of a fiscal year other than the calendar year.....  $581,144
Rent security deposit.......................................    25,000
                                                              --------
                                                              $606,144
                                                              ========

(5) Off Balance Sheet Risk -- the firm is subject to the risks of fluctuation in the value of its long and short positions, which positions it is required to take as part of its functioning as a NYSE specialist.

--------------------------------------------------------------------------------

NO DEALER, SALERPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS OR IN THE ACCOMPANYING LETTER OF TRANSMITTAL. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL ARE AN OFFER TO SELL OR TO BUY ONLY THE SECURITIES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE ACCOMPANYING LETTER OF TRANSMITTAL ARE CURRENT ONLY AS OF THEIR RESPECTIVE DATES.

--------------------------------------------------------------------------------

                                     [LOGO]

THROUGH AND INCLUDING DECEMBER 13, 1999 (THE 40(TH) DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                November 3, 1999

--------------------------------------------------------------------------------